Exhibit 99.3

Energizing a clean-air world

Cameco

Notice of

2022 Annual Meeting of Shareholders

on May 10, 2022

2022 Management Proxy Circular

April 6, 2022

About Cameco

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade uranium reserves and low-cost mining operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power.

At Cameco, we are guided by four key values that are at the core of everything we do:

Safety and Environment

People

Integrity

    Excellence

As the foundation of our culture, these values, and their aligning value statements, define who we are as a company and provide a framework for how we behave as we work to achieve our purpose. We strive to create an environment at Cameco where our employees live our values every day.

Learn more about Cameco in this management proxy circular, our 2021 annual report, 2021 annual information form, and our 2020 environmental, social and governance (ESG) report. These documents are available on our website (cameco.com).

WHAT’S INSIDE

Message from the Chair of the Board and the CEO	1

Notice of our 2022 annual meeting of shareholders	4

Management proxy circular	5

Business of the meeting	6

Delivery of meeting materials	8

Voting	8

About the nominated directors	14

Director profiles	14

2021 Meeting attendance	24

Director compensation and share ownership	24

Governance at Cameco	28

About the board	29

Our corporate governance	44

Key policies and practices	44

How the board operates	44

Our expectations of directors	52

Stakeholder engagement	55

Other information	57

Executive compensation	59

Message from the Chair of Human Resources and Compensation Committee	60

Compensation discussion and analysis	62

Our 2021 named executive officers	63

Compensation governance	64

Compensation decision-making process	67

Our approach to executive compensation	68

Compensation components	71

2021 Performance and compensation decisions	78

CEO compensation summary	89

2022 Compensation decisions	92

2021 Compensation details	93

Summary compensation table	93

Incentive plan awards	95

Equity compensation plan information	97

Pension benefits	98

Loans to executives	100

Termination and change of control	101

Appendices	105

Message from the Chair of the Board

and the CEO1

Ian Bruce, Chair	Tim Gitzel, CEO

On behalf of the board of directors and management, we are pleased to invite you to Cameco’s annual meeting of shareholders at 8:30 a.m. (CST) on May 10, 2022.

The attached management proxy circular provides important information about the business of the meeting, the voting process, this year’s nominated directors, our corporate governance practices, our approach to executive compensation, and our 2021 compensation decisions. Your vote is important, so please remember to vote your shares.

The board’s goal is to deliver long-term value to Cameco’s stakeholders. The board pays particular attention to strategy and value creation, ESG and risk oversight, board governance, and management succession – all areas the board sees as fundamental to Cameco’s sustainability and future success.

Protecting our people

Looking back on yet another unprecedented year with the challenges created by the COVID-19 pandemic, Cameco’s management team continued to take proactive measures to protect the health, safety and well-being of Cameco’s workers, their families and communities. The board was fully engaged as management proactively suspended production at Cigar Lake for a second time, retaining all of our employees and continuing to pay them even while production was suspended. We also maintained our COVID-19 safety protocols, stepped up communications with employees, and implemented additional measures to ensure a continued safe working environment for all. This included a new requirement that all employees, contractors, and visitors across all our operations and offices be fully vaccinated. Protecting the health and safety of our workers is consistent with our values.

Under the guidance of provincial re-opening plans, we implemented extensive new screening and protective measures at all our facilities and continued to focus on protecting employees and our neighbouring communities as we restarted production. At our Cigar Lake operation, for example, we implemented a site-wide testing program and made COVID-19 vaccine shots available on site. Registered nurses at Cigar Lake administered the vaccines to employees and contractors on a voluntary basis. We also introduced a hybrid work model for employees working from home that balances time in the office and remote working in accordance with business needs.

Strategic focus

We have a strong and engaged board, keenly focused on Cameco’s strategic direction and risk oversight to help the company achieve its vision to energize a clean-air world. The board works closely with management, reviewing and discussing strategy at every regular board meeting. In 2021, the board met eight times (either as formal meetings or update calls) to provide strategic oversight on various matters as Cameco continued to build resiliency and navigate the challenges of the global pandemic.

Despite the additional disruptions to our business in 2021, Cameco executed on all strategic fronts: operational, marketing and financial. In 2021, we added 30 million pounds to our portfolio of long-term contracts and another 40 million pounds at the start of 2022. We delivered over 24 million pounds of uranium to customers and generated $458 million in cash from operations, with higher averaged realized prices in our fuel services segment than in 2020. However, because of the unplanned precautionary production suspension at Cigar Lake due to the COVID-19 pandemic, we incurred $40 million in care and maintenance costs and produced only 6.1

[1]

The message from the chair of the board and the CEO contains forward-looking information and is based upon the assumptions and subject to the material risks described at pages 2 through 4 of our 2021 management’s discussion and analysis (MD&A). Actual outcomes for future periods may be significantly different.

2022 MANAGEMENT PROXY CIRCULAR    1

million pounds in our uranium segment, well below our committed sales. To manage risk, we purchased 11.1 million pounds. To help offset some of these costs we applied for and received approximately $21 million under the Canada Emergency Wage Subsidy program. These funds allowed us to retain all of our employees and continue paying them while production was suspended. Cameco stopped receiving the wage subsidy as of June 5, 2021.

Cameco’s safety performance for total recordable incident rate (TRIR) improved significantly from 2020, recording the best safety performance in the company’s history and delivering record performance for the fourth year in a row.

Other positive developments in 2021 include the advancement of our interests in enrichment with our ownership stake in Global Laser Enrichment LLC increasing from 24% to 49%. We also signed a number of non-binding arrangements to explore several areas of cooperation to advance the commercialization and deployment of small modular reactors in Canada and around the world.

We continued to focus on other areas that will drive value for Cameco. Several initiatives to support our shift to a digital culture are underway, including projects geared towards innovation and accelerating the adoption of advanced digital and automation technologies to allow us to operate with more flexibility, give us a competitive edge, and strongly position Cameco for future opportunities.

At Cameco, our strategy is set within the context of what we believe is a transitioning market environment, where increasing populations and a growing focus on electrification and decarbonization are expected to durably strengthen the long-term fundamentals for our industry. There is increasing recognition that nuclear power, with its clean, emissions-free profile, reliable and secure baseload characteristics and low, levelized cost, has a key role to play in the world’s shift to a low-carbon, climate-resilient economy.

Cameco is committed to being part of the solution to address climate change. We support climate action that is consistent with the ambition of the Paris Agreement and the Canadian government’s commitment to the agreement to limit global temperature rise to less than 2°C, and we know that this means the world needs to reach net-zero emissions by 2050 or sooner. We are actively working to understand how we can decarbonize our business towards our own ambition of achieving net-zero GHG emissions.

ESG and risk oversight

We are committed to delivering our products responsibly. We integrate environmental, social and governance (ESG) principles and practices into every aspect of our business, from our objectives and approach to compensation, to our corporate strategy and day-to-day operations. This commitment to sustainability starts at the top. The board is responsible for overseeing management, strategy and the integration of ESG principles throughout the company. The board’s goal is to ensure we operate as a sustainable business, optimizing financial returns while effectively managing risk, including ESG matters and climate-related risks.

A safe, healthy and rewarding workplace, a clean environment and supportive communities are all measures of success that are integrated into Cameco’s strategic plan and are used to set compensable targets for the management team. You can read about Cameco’s compensation program beginning on page 62 and the 2021 executive compensation decisions beginning on page 78.

We are also proud of the work Cameco has done to build strong and enduring relationships with its employees and Indigenous communities in northern Saskatchewan. We are a leading employer of First Nations and Métis people and have a dedicated team focused on workforce development, including a priority focus on digital learning and community engagement in northern Saskatchewan.

In 2021 Cameco released its 16th annual report on our sustainability performance and its first ESG report that adopted the relevant ESG performance indicators issued by the Sustainability Accounting Standard Board (SASB) and took the first steps toward addressing the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) principles. Our ESG report is available on Cameco’s website.

2    CAMECO CORPORATION

Sound governance

Cameco is committed to good governance. The board reviews Cameco’s governance practices annually, and the board and director assessment process is designed to provide insight on how we can continually enhance governance at Cameco.

We are proud of the quality and experience of our board, as well as the diversity and mix of skills, backgrounds and other characteristics our directors bring to the board. We will continue to broaden the board’s diversity to make sure the composition of the board is appropriate, supports good governance and continues to meet Cameco’s needs and the expectations of our stakeholders.

Community leadership

We believe that strong relationships with our communities are critical to Cameco’s sustainability and long-term success. Each year we lead and participate in community initiatives and projects to give back and make a difference, including building opportunities for our employees to get directly involved. One example of how we give back is through our scholarship program that provides opportunities for young adults in Saskatchewan. It encourages education in arts, sciences, education, medicine and the trades in Saskatchewan and beyond. We supported 20 northern students with the Cameco Northern Saskatchewan Scholarship in 2021.

Last fall we held our third annual Step Up for Mental Health initiative as a virtual run/walk event in support of the Cameco Fund for Mental Health. With the support of nearly 4,100 participants, we raised more than $440,000 for mental health projects in Saskatchewan and Ontario. The 2021 grants will support 22 projects benefiting 17 Saskatchewan communities, and nine projects supporting Cobourg, Grafton and other communities in Ontario’s Northumberland County. Projects range in scope from education and training programs to direct support for people struggling with mental health and addictions.

Looking ahead

Everyone at Cameco is focused on delivering results and a strong future. The senior leadership team conducts itself with integrity and an emphasis on safety, people and the environment, and has accumulated a wealth of experience and industry knowledge gained through long careers in the nuclear energy business.

With the very deliberate execution of our strategy of full-cycle value capture, a growing contract portfolio, strong balance sheet, and the improving market fundamentals for our business, we announced an increase in our 2022 annual dividend to $0.12 per common share, payable on December 15, 2022, to shareholders of record on November 30, 2022.

We remain steadfast in our commitment to protect our people, their families and their communities, and to building long-term value for our stakeholders. Thank you for your continued confidence and we look forward to having you join our virtual annual meeting on May 10, 2022.

Sincerely,

Ian Bruce	Tim Gitzel
Chair of the Board	President and Chief Executive Officer

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Notice of our 2022 annual meeting of shareholders

You are invited to our 2022 annual meeting:

When

Tuesday, May 10, 2022

8:30 a.m. CST

Via live webcast from Saskatoon, SK

https://web.lumiagm.com/209792658

password: cameco2022 (case sensitive)

Your vote is important

If you held Cameco common shares on March 11, 2022, you are entitled to receive notice of and to vote at this meeting.

You can vote at the virtual meeting live or by proxy. We encourage shareholders to vote by proxy in advance of the meeting.

See pages 8 through 13 of the attached management proxy circular for information about how to vote.

By order of the board of directors,

Sean Quinn
Senior Vice-President,
Chief Legal Officer and Corporate Secretary
Saskatoon, Saskatchewan

April 6, 2022

4    CAMECO CORPORATION

Management proxy circular

You have received this circular because you owned Cameco common shares on March 11, 2022. Management is soliciting your proxy for the 2022 annual meeting of shareholders, and we pay all proxy solicitation costs.

As a shareholder, you have the right to attend the annual meeting of shareholders on May 10, 2022, and to vote your shares. In light of the ongoing impact of the COVID-19 pandemic, we are holding this year’s meeting virtually. If you are unable to attend the meeting during the live webcast, you can also listen to the webcast on our website (cameco.com) following the meeting.

The board of directors approved the content of this circular on March 15, 2022 and has authorized us to distribute it to you. We have also sent a copy to each of our directors and to our auditors.

Date of information	Currency

The information contained in this circular is as of March 11, 2022, except where otherwise noted.	All dollar amounts are in Canadian dollars, unless indicated otherwise.

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Business of the meeting

A quorum is required to hold the meeting and transact business. A quorum is met when the people in attendance hold, or represent by proxy, at least 25% of Cameco’s total issued and outstanding common shares.

We require majority approval on the items of business. Our majority voting policy requires each non-executive director to receive a majority of votes cast in their favour in order to be elected (see Majority voting on page 14).

Elect the directors

The board is recommending you vote for the nominated directors. You can vote for all of the nominated directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Nine director nominees are standing for election to our board to serve for a term of one year. All of the nominated directors currently serve on the board. For information about each nominee, see the director profiles starting on page 15.

Reappoint the auditors

The board, on the recommendation of the audit and finance committee, has proposed that KPMG LLP (KPMG) be reappointed as our auditors until the end of our next annual meeting. KPMG, or its predecessor firms, have been our auditors since Cameco was incorporated in 1988. You can vote for reappointing KPMG, or you can withhold your vote.

Auditors reinforce the importance of a diligent and transparent financial reporting process, and strengthen investor confidence in our financial reporting. KPMG provides us with three types of services:

•   audit services generally relate to the audit and review of annual and interim financial statements and notes, conducting the annual audits of affiliates, auditing our internal controls over financial reporting and providing other services that may be required by regulators. These may include services for registration statements, prospectuses, reports and other documents that are filed with securities regulators, or other documents issued for securities offerings.

•   audit-related services include advising on accounting matters, attest services not directly linked to the financial statements that are required by regulators and conducting audits of employee benefit plans.

•   tax services relate to tax compliance and tax advice that are beyond the scope of the annual audit. These include reviewing transfer-pricing documentation and correspondence with tax authorities, preparing corporate tax returns, and advice on international tax matters, tax implications of capital market transactions and capital tax.

The table below shows the fees paid to KPMG and its affiliates for services in 2020 and 2021. The board has invited a representative of KPMG to attend the meeting.

Auditor assessment

The audit and finance committee undertakes an annual assessment of KPMG, which includes reviewing the evaluation results of the auditor’s activities completed by committee members and management and reviewing the auditor’s audit quality indicators. The committee also considers the auditor’s independence on an annual basis. KPMG regularly rotates its partners and staggers the rotation of the lead engagement partner and the local partner. This provides the continuity necessary to audit a complicated business while ensuring that fresh approaches to the audit process are also being brought forward.

	2021	% of total fees	2020	% of total fees
Audit fees Cameco[1] Subsidiaries[2] Total audit fees	$1,863,000 $146,600 $2,009,600	83.8 6.6 90.4	$1,845,700 $335,300 $2,181,000	75.7 13.8 89.5

1.  For the audit of Cameco’s annual consolidated financial statements and the review of interim financial statements.

2.  For the audit of Cameco’s subsidiary financial statements.

3.  For transfer pricing advisory.

4.  For Cameco’s I-4 membership.

Audit-related fees Pensions Total audit-related fees	$30,000 $30,000	1.3 1.3	$27,300 $27,300	1.1 1.1
Tax fees Compliance Planning and advice[3] Total tax fees	$15,300 $168,600 $183,900	0.7 7.6 8.3	$32,400 $157,400 $189,800	1.3 6.5 7.8
All other fees Other non-audit fees[4]	–	–	$39,000	1.6
Total fees	$2,223,500	$100%	$2,437,100	100%

6    CAMECO CORPORATION

Receive the financial statements

Our consolidated financial statements for the year ended December 31, 2021 will be presented at the meeting.

You can download a copy of our 2021 annual report (which includes our consolidated financial statements for the year ended December 31, 2021 and management’s discussion and analysis (MD&A) and the auditors’ report) on our website (cameco.com/invest/financial-information). You will receive a paper copy of the annual report only if you requested one.

Advisory vote on executive compensation (“say on pay”)

The board is recommending that you vote in favour of our approach to executive compensation. Please take some time to read about our compensation strategy, our compensation program, how we assess performance and how the board makes decisions. You can find a full discussion about executive compensation at Cameco starting on page 60.

The board believes this non-binding advisory vote gives shareholders a timely and effective way to give input to the board and the human resources and compensation committee on this important matter. You can vote for or against our approach to executive compensation by voting on the following resolution:

Be it resolved that, on an advisory basis and not to diminish the role and responsibilities of the board of directors for executive compensation, the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2022 annual meeting of shareholders.

Other business

We did not receive any shareholder proposals for this meeting, and are not aware of any other items of business to be considered at the meeting. If other items of business are properly brought before the meeting, you (or your proxyholder) can vote as you deem appropriate.

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  Delivery of meeting materials

We are using notice and access to deliver the meeting materials to all shareholders. This means that Cameco will post the meeting materials online for shareholders to access electronically. You will receive a package in the mail with a notification explaining how to access the meeting materials electronically and how to request a paper copy at no charge. Your package will include a proxy form or a voting instruction form so you can vote your shares.

Notice and access is an environmentally friendly and cost-effective way to distribute our meeting materials because it reduces printing, paper and postage costs.

You can access the meeting materials on our website at cameco.com/invest/2022-annual-meeting and on SEDAR (sedar.com).

How to request a paper copy

Before the meeting

Starting on April 6, 2022, shareholders can request a free paper copy of the meeting materials. To receive the paper copy in advance of the voting deadline and meeting date, make your request right away and no later than 4 p.m. (Saskatoon time) on April 26, 2022.

Please keep the original proxy form or voting instruction form sent to you so you can vote your shares. If you request a paper copy of the meeting materials, it will not come with a new form.

After the meeting

If you would like to receive a paper copy of the meeting materials after the meeting, you can make your request up to one year from the date the meeting materials are filed on SEDAR. Please call 1-888-433-6443 (toll free) or 1-416-682-3801 outside Canada and the United States, or send an email to: tsxt-fulfilment@tmx.com.

If you have questions about notice and access, please call our transfer agent, TSX Trust Company, toll free at 1-800-387-0825.

Voting

Who can vote

Cameco has common shares and one class B share, but only holders of our common shares have full voting rights. If you held common shares at the close of business on March 11, 2022 (the record date), you or the person you appoint as your proxyholder can attend the annual meeting and vote your shares.

Each Cameco common share you own represents one vote, except where ownership and voting restrictions apply. As of March 11, 2022, we had 398,374,380 common shares issued and outstanding.

Principal holders of common shares

As of March 11, 2022, management, to the best of its knowledge, is not aware of any shareholder holding 5% or more of our common shares.

Our class B share

The province of Saskatchewan holds our one class B share. This entitles the province to receive notices of and attend all meetings of shareholders, for any class or series. The class B shareholder can only vote at a meeting of class B shareholders, and votes as a separate class if there is a proposal to:

(a)

amend Part 1 of Schedule B of the articles, which states that: Cameco’s registered office and head office operations must be in Saskatchewan, the executive officers and generally all of the senior officers (vice-presidents and above) must live in Saskatchewan, and all annual meetings of shareholders must be held in Saskatchewan,

(b)	amend the articles in a way that would change the rights of class B shareholders, or

(c)	amalgamate, if the amalgamation would require an amendment to Part 1 of Schedule B of the articles.

8    CAMECO CORPORATION

Ownership and voting restrictions

Restrictions on owning, controlling and voting Cameco common shares are set out in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) (ENL Reorganization Act) and our company articles. See Appendix A on page 105 for the definitions in the ENL Reorganization Act, including definitions of resident and non-resident. Ownership restrictions for non-residents were put in place so that Cameco would remain Canadian controlled.

The following is a summary of the limitations listed in our company articles:

Residents – A Canadian resident, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 25% of the total votes that can be cast to elect directors.

Non-residents – A non-resident of Canada, either individually or together with associates, cannot hold, beneficially own or control shares or other Cameco securities, directly or indirectly, representing more than 15% of the total votes that can be cast to elect directors.

Voting restrictions – All votes cast at the meeting by non-residents, either beneficially or controlled directly or indirectly, will be counted and pro-rated collectively to limit the proportion of votes cast by non-residents to no more than 25% of the total shareholder votes cast at the meeting.

Residency declarations

Shareholders are required to declare their residency, ownership of Cameco shares, and other factors relating to the restrictions, so we can verify compliance with the ownership of and voting restrictions on our shares. Nominees such as banks, trust companies, securities brokers or other financial institutions who hold the shares on behalf of non-registered shareholders need to make the declaration on their behalf.

If you own the shares in your name, you will need to complete the residency declaration online at the virtual meeting. If you use the proxy form and we do not receive your residency declaration, we may consider you to be a non-resident of Canada.

The chair of the meeting may ask shareholders and their nominees for additional information to verify compliance with our ownership and voting restrictions. The chair of the meeting will use the declarations and other information to determine compliance with our ownership restrictions.

Enforcement of ownership and voting restrictions

The company articles allow us to enforce the ownership and voting restrictions by suspending voting rights, forfeiting dividends, prohibiting the issue and transfer of Cameco shares, requiring the sale or disposition of Cameco shares, and suspending all other shareholder rights.

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How to vote

You can vote your shares in advance or vote in real time at the virtual meeting.

Voting by proxy

Voting by proxy is the easiest way to vote. This means you appoint another person (called a proxyholder) to attend the meeting and vote on your behalf.

Tim Gitzel, president and CEO of Cameco, or in his absence Sean Quinn, senior vice-president, chief legal officer and corporate secretary of Cameco (the Cameco proxyholders), have agreed to act as proxyholder to vote your shares for you at the meeting according to your instructions. You have the right to appoint someone other than the Cameco proxyholders to represent you at the meeting (the person you appoint does not need to be a Cameco shareholder).

If you vote in advance and do not appoint another person as your proxyholder, one of the Cameco proxyholders will be your proxyholder.

If you appoint the Cameco proxyholders but do not tell them how you want to vote your shares, your shares will be voted:

•	for electing each nominated director

•	for reappointing KPMG LLP as auditors

•	for the advisory vote on our approach to executive compensation.

All properly executed written proxies, and properly completed proxies submitted by telephone or internet, delivered in accordance with this solicitation, are required to be voted at the meeting consistent with the directions provided in the proxy unless the proxy is revoked prior to completion of voting at the meeting.

If you wish to appoint another person as your proxyholder, carefully follow the instructions in the table on the next page. Note that the process for appointing a proxyholder (other than the Cameco proxyholders) is different because the meeting is being held virtually.

If you are a registered shareholder, we mail the notification directly to you and your package includes a proxy form. We distribute the notification to intermediaries to forward to our non-registered shareholders. For most non-registered shareholders, your package is sent by Broadridge and includes a voting instruction form. We pay the cost of proxy solicitation for all registered and non-registered shareholders.

Make sure you allow enough time for your instructions to reach our transfer agent if you are sending your completed proxy form or voting instruction form by mail. To be valid, TSX Trust Company, our transfer agent, must receive your voting instructions before 8:30 a.m. CST on Friday, May 6, 2022 (the proxy deadline).

If you are a non-registered (beneficial) shareholder, submit your voting instructions right away to allow enough time for your intermediary to receive the information and act on your instructions before the deadline specified in your voting instruction form.

10    CAMECO CORPORATION

	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS

The voting process is different depending on whether you are a registered or non-registered shareholder.	You are a non-registered (beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your shares (your nominee). This means the shares are registered in your nominee’s name, and you are the beneficial shareholder. Many of our shareholders are non-registered shareholders.	You are a registered shareholder if your name appears on your share certificate.

Vote your shares in advance Make sure your voting instruction form or proxy form is duly completed, signed and dated.

Follow the instructions on your voting instruction form and then submit your voting instructions using one of the following methods:

•  Online: Go to www.proxyvote.com and vote using the unique control number located on your voting information form.

•  Phone: Call 1-800-474-7493 (English) or 1-800-474-7501 (French).

•  Fax: Send your duly completed voting instruction form by fax to 1-905-507-7793 (English) or 1-514-281-8911 (French).

•  Mail: Mail your completed voting instruction form using the envelope provided.

Submit your voting instructions before the time specified on your voting information form. Be sure to allow enough time for your voting instructions to be received by your intermediary, at least 24 hours prior to the proxy deadline.

Follow the instructions on your proxy form and send your voting instructions using one of the following methods:

•  Online: Go to www.tsxtrust.com/vote-proxy and vote using the control number located on your proxy form.

•  Email: Send a scanned copy of both sides of your completed proxy form to proxyvote@tmx.com.

•  Fax: Fax both sides of your completed proxy form to 1-866-781-3111.

•  Mail: Mail your completed proxy form using the envelope provided.

To be valid, your proxy form must be received by our transfer agent before the proxy deadline.

Vote online during the meeting

If you wish to attend the virtual meeting and vote your shares in real time, you will need to appoint yourself as proxyholder and register with our transfer agent. Carefully follow the instructions below. You must complete each of the steps below in order to attend the virtual meeting and vote your shares in real time.

•  Step 1: To appoint yourself as your proxyholder you may either:

¡ Go to www.proxyvote.com and enter the control number listed on your voting instruction form. Go to the voting site and insert your name in the “Change Appointee” section. Follow all other instructions provided by your nominee.

¡ Insert your name as proxy holder in the space provided on your voting instruction form and sign, date the form and mail it in the envelope provided or as otherwise instructed by your intermediary. Do not complete the voting instructions as you will vote in real time at the meeting.

You must provide your instructions before the time specified on your voting information form, which will be at least 24 hours prior to the proxy deadline.

•  Step 2: Then register yourself with our transfer agent to receive your 13-digit control number. You will need the control number to access and vote at the meeting. Register online at https://tsxtrust.com/control-number-request.html, or register by phone at 1-866-751-6315.

Your registration must be complete before the proxy deadline.

•  Step 3: Once you have appointed yourself as proxyholder and received a control number, follow these instructions on the day of the meeting to access and vote at the meeting:

¡ Log in to the meeting at https://web.lumiagm.com/209792658.

¡ Click “I have a control number” and enter the 13-digit control number you received from our transfer agent.

If you wish to attend and vote at the meeting, you must follow these instructions on the day of the meeting:

•  Log in to the meeting at https://web.lumiagm.com/209792658.

•  Click “I have a control number” and enter the 13-digit control number from your proxy form.

•  Enter the password cameco2022 (case sensitive).

•  Follow the instructions to vote your shares when prompted.

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected for the duration of the meeting.

If you want to appoint someone else to vote your shares for you

If you want to appoint someone else (other than the Cameco proxyholders) to be your proxyholder, to attend the meeting and vote your shares according to your instructions, follow the three steps below.

•  Step 1: Enter the name of the person you are appointing in the space provided on your proxy form and submit your form using one of the methods indicated above.

This step must be completed by at least 24 hours prior to the proxy deadline.

•  Step 2: Then register the name of the person you are appointing with our transfer agent to receive their 13-digit control number. Your proxyholder will need the control number to access and vote at the meeting. Register your proxyholder online at https://tsxtrust.com/control-number-request.html, or register by phone at 1-866-751-6315.

Your proxyholder’s registration must be completed prior to the proxy deadline.

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	NON-REGISTERED (BENEFICIAL) SHAREHOLDERS	REGISTERED SHAREHOLDERS
Continued ... Vote online during the meeting

¡ Enter the password cameco2022 (case sensitive).

¡ Follow the instructions to vote your shares when prompted.

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected for the duration of the meeting.

If you hold shares in more than one account, be sure to appoint yourself as proxyholder for all accounts at the same time so that you will only require one control number.

If you do not appoint yourself as your proxyholder, you may still attend the meeting, but only as a guest. Guests cannot vote or ask questions.

If you want to appoint someone else to vote your shares for you

If you want to appoint someone else to be your proxyholder, to attend the meeting and vote your shares according to your instructions, follow the three steps above and enter that person’s name as your proxyholder in Step 1. In Step 2, be sure to register them in order to receive the 13-digit control number to access the meeting. Then they can follow the details in Step 3 to log in to the meeting and vote your shares for you.

Your intermediary must receive your instructions by the time specified on your voting information form, which will be at least 24 hours prior to the proxy deadline. You will also need to complete your proxyholder’s registration before the proxy deadline.

If you appoint someone else as your proxyholder, you may still attend the meeting but only as a guest.

•  Step 3: Once you have appointed your proxyholder and they have received a control number from our transfer agent, your proxyholder must follow these instructions on the day of the meeting to access and vote at the meeting:

¡ Log in to the meeting at https://web.lumiagm.com/209792658.

¡ Click “I have a control number” and enter the 13-digit control number they received from our transfer agent.

¡ Enter the password cameco2022 (case sensitive).

¡ Follow the instructions to vote when prompted.

Your proxyholder should log in at least 15 minutes prior to the start of the meeting. Be sure to remind them to stay connected for the duration of the meeting.

If you appoint someone else as your proxyholder, you may still attend the meeting but only as a guest.

You can revoke your proxy or voting instructions if you change your mind

Any new instructions will only take effect if they are received by TSX Trust Company before 8:30 a.m. CST on Friday, May 6, 2022 or 48 hours before the meeting is reconvened if the meeting is postponed or adjourned.

Contact your nominee if you need help providing new voting instructions, if you want to revoke your voting instructions (without giving new instructions) or if you want to vote at the meeting instead.

If you voted online in advance and you wish to change your voting instructions, you can re-enter your vote using the control number on your proxy form. Follow the instructions on your proxy form and use any of the methods listed above.

You can also revoke your proxy without providing new voting instructions by:

•  sending a notice in writing to the corporate secretary at Cameco, at 2121 - 11th Street West, Saskatoon, Saskatchewan S7M 1J3, so he receives it by 5 p.m. CST on the last business day before the meeting (Monday,
May 9, 2022)

•  giving a notice in writing to the chair of the meeting before the start of the meeting

•  giving notice in any other manner permitted by law.

The notice can be from you or your attorney, if they have your written authorization. If your shares are owned by a corporation, the written notice must be from its authorized officer or attorney.

Note that if you attend the meeting and vote your shares on any matter you will be deemed to have revoked any prior proxy or voting instruction for all matters.

Attending the virtual meeting as a guest

Guests can log in to the meeting, but cannot vote or ask questions. Guests can log in at least 15 minutes prior to the start of the meeting:

•  Log in at https://web.lumiagm.com/209792658.

•  Click “Guest” and complete the requested information. Then wait to be redirected to the virtual meeting.

Cameco and Kingsdale may use the Broadridge QuickVoteTM service to assist non-registered shareholders with voting their shares directly over the telephone.

12    CAMECO CORPORATION

How to join the virtual meeting

This year’s meeting will again be virtual, so shareholders and proxyholders will not be able to attend in person. If you are a registered shareholder or a duly appointed proxyholder (including non-registered shareholders who have duly appointed themselves as proxyholder), you will be able to attend the meeting, vote your shares, and submit questions prior to the start of the meeting or during the meeting. If you are a non-registered shareholder and do not appoint yourself as proxyholder, then you may attend the meeting as a guest, but you will not be able to vote or ask questions.

Things to note

•	Your laptop, computer, tablet or mobile phone must be able to connect to the internet.

•	You will need the latest version of Chrome, Safari, Edge or Firefox with the most up-to-date software plugins.

•	Go to https://www.lumiglobal.com/faq to check your system’s compatibility and for additional information.

•	Have your 13-digit control number ready.

•	The meeting password is cameco2022 (case sensitive).

Log in at least 15 minutes prior to the start of the meeting. Be sure to stay connected to the internet at all times in order to vote when the balloting begins. It is your responsibility to make sure you stay connected to the internet for the duration of the meeting.

If you lose connectivity once the meeting has started, there may be insufficient time to resolve your issue before the balloting begins. Even if you plan to attend the meeting, you should consider voting your shares in advance so that your vote will be counted in case you decide later not to attend the meeting or if you experience technical difficulties and are unable to vote in real time.

You cannot vote if you access the meeting by dialing in – voting at the meeting can only be done through the meeting portal. If you encounter technical difficulties, please contact Lumi support at support_ca@lumiglobal.com. There is also the link to this email address at the login screen.

Asking questions at the virtual meeting

Registered shareholders and proxyholders (including non-registered shareholders who have appointed themselves as proxyholders) will have substantially the same opportunity to ask questions about the business of the meeting as when we held the annual meeting in person.

Questions received from shareholders about the business of the meeting will be read by the chair of the meeting or a designate, and responded to by a Cameco representative as they would be at a shareholders meeting held in person. As at an in-person meeting, to ensure fairness for all attendees, the chair of the meeting will determine the amount of time allocated to each question, and will have the right to limit or consolidate questions and reject questions that do not relate to the business of the meeting or are determined to be inappropriate or otherwise out of order.

Other important things to know

If for any reason a nominated director becomes unable to serve, your proxyholder has the right to vote for another nominated director at their discretion, unless you have indicated that you want to withhold your shares from voting on the election of directors.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as your proxyholder sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice but is under no obligation to do so.

If the meeting is postponed or adjourned, the deadline for TSX Trust Company to receive your voting instructions will be extended to 48 hours (excluding Saturdays, Sundays and statutory holidays) before the meeting is reconvened for your new voting instructions to be valid. If you are revoking your proxy without giving new voting instructions, the corporate secretary must receive the notice by 5 p.m. CST on the day before the meeting is reconvened or you must give notice to the chair of the meeting before the start of the reconvened meeting.

2022 MANAGEMENT PROXY CIRCULAR    13

About the nominated directors

Our board of directors is responsible for overseeing management and our business affairs. This year the board has nominated nine directors. All nominated directors currently serve on the board and have agreed to stand for re-election. See Nomination process on page 31 for more information.

Board composition

This year’s nominated directors are qualified and bring a mix of attributes and skills to Cameco’s board. They have been selected based on several factors, including competencies and qualifications, experience, knowledge and other core attributes we require of directors. When assessing board composition, the nominating, corporate governance and risk committee considers tenure, diversity, independence and the collective expertise of the board members on a broad range of issues the board faces when overseeing our business and affairs.

Independence

Eight of our nine nominated directors (89%) are independent. The only non-independent director is Tim Gitzel, as he is our CEO and an executive officer of Cameco. All of the nominated directors are Canadian citizens and residents, except Kate Jackson who is a US citizen and resident. Daniel Camus holds Canadian and French citizenship and Leontine Atkins holds Canadian and Dutch citizenship.

Majority voting

Under corporate law, a nominated director can be elected with a single vote cast in their favour. However, our majority voting policy requires each non-executive director to receive a majority of votes cast in their favour in order to be elected. A director who does not receive a majority of votes cast in their favour in an uncontested election (where the number of nominated directors equals the number of board positions) must submit their resignation to the board immediately.

Our nominating, corporate governance and risk committee will review the voting result within 90 days of the meeting and recommend to the board whether to accept or reject the resignation. Unless there are exceptional circumstances, the committee and the board will accept the resignation and it will take effect within such 90-day period. The director who submitted their resignation does not participate in any board or committee deliberations on the matter. The board will announce its decision immediately by issuing a press release. If the board rejects the resignation, it will provide a full explanation why. If the board accepts the resignation, it will give the effective date of the resignation and may appoint a new director to fill the vacancy.

A copy of our majority voting policy is posted on our website (cameco.com).

Director profiles

The following pages tell you about each nominated director, including their background, skills, experience, and other public company boards they sit on. The profiles also provide details about each nominee’s meeting attendance in 2021, share ownership and voting results at our 2021 annual meeting of shareholders.

We report each director’s holdings and their total value, including the Cameco shares they own or exercise control or direction over, based on the year-end closing price of Cameco shares on the TSX ($27.58 for 2021 and $17.05 for 2020).

14    CAMECO CORPORATION

Ian Bruce, Chair of the Board

Age: 68

Calgary, AB

Canadian

Director since: 2012

Independent

Key skills and experience

•	Board / corporate governance

•	Financial acumen

•	Investor relations

•	Investments / mergers and acquisitions

•	Risk oversight

Ian brings a strong finance and investment banking background as well as board, executive, energy sector, and leadership experience to Cameco’s board. He serves as chair of the Cameco board and is a member of each of the five board committees.

Ian Bruce is a corporate director. He is the former president and CEO of Peters & Co. Limited, an independent investment dealer. He has more than 30 years of experience in investment banking with specialization in corporate finance and mergers and acquisitions, predominantly in the oil and gas industry.

Ian is a fellow of the Chartered Professional Accountants of Alberta, a recognized Specialist in Valuation under Canadian CPA rules, and a chartered business valuator. He is a past member of the Expert Panel on Securities Regulation for the Minister of Finance of Canada and is also a past board member and chair of the Investment Industry Association of Canada.

Prior to becoming board chair in May 2018, Ian was chair of the human resources and compensation committee. He has served on Cameco’s audit committee for his entire tenure and has also served on audit and compensation committees of other public-company boards. Ian became board chair of MEG Energy Corp. in 2020 and is a director of the private company, Qube Technologies Inc. He is the audit committee chair and board member of the Opportunity Calgary Investment Fund.

	2021 Attendance
Board And Committee Membership	Regular	Special	Overall

Board chair*	7 of 7	1 of 1	100%

*	Ian is a member of all committees and he attended all committee meetings in 2021.

Other public company boards in past five years

MEG Energy Corp. (TSX)	2019 to present
Cona Resources Ltd.* (TSX)	2014 to 2018

*

Ian was a director of Northern Blizzard Resources Inc., a predecessor company to Cona Resources Inc., from 2011 to 2014, and continued to serve as a director from 2014 to 2018 after it changed its name to Cona Resources Ltd. and became a public company in 2014.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2021 annual retainer (at market value)	Share ownership guideline compliant[2]

2021	75,000	87,466	162,466	$4,480,812	11.9x	✓ Yes
2020	75,000	79,673	154,673	$2,637,175
Change	–	7,793	7,793	$1,843,637

1	Based on total holdings multiplied by the closing price of Cameco common shares on the TSX on December 31: $17.05 (2020) and $27.58 (2021).
2	For evaluating compliance with Cameco’s Share ownership guidelines, Ian’s shares and DSUs held at December 31, 2021 are valued at $4,483,220 and represent 12x the board chair retainer of $375,000.

2021 voting results
99.5% votes for

Ian was a director of Laricina Energy Limited (Laricina), a junior oil sands private company, from 2013 to 2017. Laricina was under Companies’ Creditors Arrangement Act (Canada) (CCAA) protection from March 26, 2015 until February 1, 2016, when it exited from CCAA protection. Its restructuring plan was approved by the Alberta Court of Queen’s Bench on July 22, 2015.

2022 MANAGEMENT PROXY CIRCULAR    15

Leontine Atkins

Age: 57

Calgary, AB

Canadian and Dutch

Director since: 2020

Independent

Key skills and experience

•	Financial acumen

•	Board / corporate governance

•	Human resources and executive compensation

•	Risk oversight

•	International energy markets

Leontine brings a strong audit and finance background to our board as well as corporate governance and merger and acquisition advisory experience. Leontine chairs the audit committee of one other publicly-traded company.

Leontine Atkins is a corporate director. Leontine was a board member of KPMG Canada’s National Board of Directors until early 2019, serving on the National Acquisitions and Admissions and Succession committees. She was previously a Partner with KPMG Canada from 2006 to 2019. Prior to that she was a Partner at KPMG Netherlands until she moved to Canada in 2006. She has over 30 years of experience in the global mining, power, utility and oil and gas industries, with a focus on corporate strategy.

Leontine received a bachelor of business administration degree in finance from Acadia University and a master of business administration degree from Dalhousie University. She holds CPA and CA designations as well as the ICD.D designation from the Institute of Corporate Directors.

Leontine serves as a director and audit committee member of both Points International Ltd. and ARC Resources Ltd. She is chair of the Points International Ltd. audit committee, and was audit committee chair of Seven Generations Energy Ltd. prior to its merger with ARC Resources Ltd. She is a director and audit committee member of the municipal utility, EPCOR Utilities Inc. and served on the board and as audit committee chair of Calgary Economic Development from 2014 to 2020. She serves on the executive committee of the Calgary Chapter of the Institute of Corporate Directors.

		2021 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Audit and finance*	3 of 3		100%
Nominating, corporate governance and risk	4 of 4		100%
Reserves oversight	2 of 2		100%

*	Leontine joined the audit and finance committee in May 2021.

Other public company boards in past five years

ARC Resources Ltd.* (TSX)	2019 to present
Points International Ltd. (TSX and NASDAQ)	2019 to present

*	A merger with Seven Generations Energy Ltd. occurred in 2021 and Leontine continues to serve on the board after the merger.

Securities held

Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2021 annual retainer (at market value)	Share ownership guideline compliant[2]

2021	3,252	8,191	11,443	$315,598	1.6x	✓ Yes
2020	3,252	3,330	6,582	$112,223
Change	–	4,861	4,861	$203,375

1	Based on total holdings multiplied by the closing price of Cameco common shares on the TSX on December 31: $17.05 (2020) and $27.58 (2021).
2

For evaluating compliance with Cameco’s share ownership guidelines, Leontine’s shares and DSUs held at December 31, 2021 are valued at $316,806, and represent 1.6x the board member retainer of $200,000. Leontine has until August 1, 2025 to meet the share ownership guideline target.

2021 Voting results
99.7% votes for

16    CAMECO CORPORATION

Daniel Camus

Age: 69

Westmount, QC

Canadian and French

Director since: 2011

Independent

Key skills and experience

•	Financial acumen

•	International business

•	Investments / mergers and acquisitions

•	Uranium / nuclear

•	Risk oversight

Daniel brings CFO, international business and energy sector experience, in particular in nuclear, to Cameco’s board and the two committees he sits on, including as chair of the audit and finance committee. He also chairs the compensation committee of another public company.

Daniel Camus is a corporate director. He is the former group CFO and head of strategy and international activities of Electricité de France SA (EDF). Based in France, EDF is an integrated energy operator active in the generation (including nuclear generation), distribution, transmission, supply and trading of electrical energy with international subsidiaries. He is the former CFO of the humanitarian finance organization, The Global Fund to Fight AIDS, Tuberculosis and Malaria, a position he held from 2012 to 2017.

Daniel holds a PhD in Economics from Sorbonne University, and an MBA in finance and economics from the Institute d’Études Politiques de Paris. Over the past 25 years, he has held various senior roles with the Aventis and Hoechst AG Groups in Germany, the US, Canada, and France. He has chaired several audit committees and brings experience in human resources and executive compensation through his senior executive roles at international companies where he worked on business integrations in Germany, the US, Canada, and France. He is the audit committee chair and board member of the non-governmental organization, FIND Diagnostics, located in Geneva, Switzerland and of MedAccess plc, located in London, UK.

Board and committee membership	2021 Attendance
	Regular	Special	Overall

Board of directors Audit and finance (chair) Human resources and compensation	7 of 7 5 of 5 5 of 5	1 of 1 1 of 1	100% 100% 100%

Other public company boards in past five years

ContourGlobal PLC, London (LSE) SGL Carbon SE, Wiesbaden (Xetra) Valeo SA, Paris (NYX)	2016 to present 2008 to 2018 2006 to 2018

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2021 annual retainer (at market value)	Share ownership guideline compliant[2]

2021 2020 Change	– – –	89,615 87,059 2,556	89,615 87,059 2,556	$2,471,582 $1,484,356 $987,226	12.4x	✓ Yes

1	Based on total holdings multiplied by the closing price of Cameco common shares on the TSX on December 31: $17.05 (2020) and $27.58 (2021).
2	For evaluating compliance with Cameco’s share ownership guidelines, Daniel’s DSUs held at December 31, 2021 are valued at $2,472,758 and represent 12.4x the board member retainer of $200,000.

2021 Voting results

99.3% votes for

2022 MANAGEMENT PROXY CIRCULAR    17

Donald Deranger

Age: 66

Prince Albert, SK

Canadian

Director since: 2009

Independent

Key skills and experience

•	Board / corporate governance

•	Stakeholder relations / government / public policy

•	Safety, health and environment / sustainability

•	Uranium / nuclear

Donald’s experience as a contractor in northern Saskatchewan and a leader in the Saskatchewan Indigenous community provides a rich, valuable and unique perspective to Cameco’s board and as a member of three of our board committees.

Donald Deranger is an advisor to the Athabasca Basin Development Corporation and non-executive chair of the board of Points Athabasca Contracting Limited Partnership, a northern Saskatchewan Indigenous contractor that does business with Cameco. He is also a governance advisor to the Dené Suliné Nation, which is located in northern regions across western Canada.

Donald is the past president of Learning Together, a non-profit Indigenous organization that works to build relationships with the mining industry, and he continues to assist in an ex-officio capacity. He was the Athabasca vice chief of the Prince Albert Grand Council from 2003 to 2012. Donald has served as a director of the Sylvia Fedorchuk Centre for Nuclear Innovation since 2014. He also served as a director of the Tazi Twe Hydroelectric Project from 2014 to 2016.

An award-winning leader in the Saskatchewan Indigenous community, Donald brings to the board a deep understanding of the culture and peoples of northern Saskatchewan where some of our key assets are located.

	2021 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Nominating, corporate governance and risk	4 of 4		100%
Reserves oversight	2 of 2		100%
Safety, health and environment	3 of 3	1 of 1	100%

Other public company boards in past five years

None

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2021 annual retainer (at market value)	Share ownership guideline compliant[2]

2021	–	74,110	74,110	$2,043,954	10.2x	✓ Yes
2020	–	71,847	71,847	$1,224,991
Change	–	2,263	2,263	$818,963

1	Based on total holdings multiplied by the closing price of Cameco common shares on the TSX on December 31: $17.05 (2020) and $27.58 (2021).
2	For evaluating compliance with Cameco’s share ownership guidelines, Donald’s DSUs held at December 31, 2021 are valued at $2,063,130 and represent 10.3x the board member retainer of $200,000.

2021 Voting results

99.4% votes for

18    CAMECO CORPORATION

Catherine Gignac

Age: 60

Mississauga, ON

Canadian

Director since: 2014

Independent

Key skills and experience

•	Mining, exploration and operations

•	Financial acumen

•	Investments / mergers and acquisitions

•	Investor relations

•	Safety, health and environment / sustainability

Catherine’s extensive career as a mining equity research analyst and geologist, and experience in project value analysis and mergers and acquisitions, expand the range of skills of Cameco’s board. She is chair of our nominating, corporate governance and risk committee and also serves on two other board committees.

Catherine Gignac is a corporate director. She has more than 30 years of experience in capital markets and the mining industry and has held senior positions as a mining equity research analyst with leading global brokerage firms and independent boutiques. She has extensive experience in project value and investment analysis, and spent her early working years as a geologist.

Catherine is a member of the Institute of Corporate Directors, the Canadian Institute of Mining & Metallurgy, and the Prospectors and Developers Association of Canada (PDAC). She is a past chair of the board of Women in Mining Canada where she served until March 2021. She served as a member of the Canadian Securities Administrators’ mining technical advisory and monitoring committee (CSA MTAMC) until October 2020.

Catherine was the principal of Catherine Gignac & Associates from 2011 to 2015. She served as chair of the public company, Corvus Gold Inc., from 2014 to 2019 and as a member of its board for six years.

	2021 Attendance

Board and committee membership	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Audit and finance	5 of 5		100%
Nominating, corporate governance and risk (chair)*	4 of 4		100%
Reserves oversight (former chair)**	2 of 2		100%

*	Catherine became committee chair in May 2021.
**	Catherine left the committee chair position in August 2021.

Other public company boards in past five years

OceanaGold Corporation (TSX)	2019 to present

Corvus Gold Inc. (TSX)	2013 to 2019

Trevali Mining Corporation (TSX)	2012 to 2017

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2021 annual retainer (at market value)	Share ownership guideline compliant[2]

2021	20,000	36,831	56,831	$1,567,399	7.8x	✓ Yes
2020	20,000	36,734	56,734	$967,315
Change	–	97	97	$600,084

1	Based on total holdings multiplied by the closing price of Cameco common shares on the TSX on December 31: $17.05 (2020) and $27.58 (2021).
2

For evaluating compliance with Cameco’s share ownership guidelines, Catherine’s shares and DSUs held at December 31, 2021 are valued at $1,567,664 and represent 7.8x the board member retainer of $200,000.

2021 Voting results
99.6% votes for

2022 MANAGEMENT PROXY CIRCULAR    19

Tim Gitzel

Age: 59

Saskatoon, SK

Canadian

Director since: 2011

President and CEO

Not independent

Key skills and experience

•	Uranium / nuclear

•	International business

•	Mining, exploration and operations

•	Legal / regulatory

•	Operational excellence

As Cameco’s president and CEO, Tim brings the day-to-day business and operations perspective to the board, and is responsible for executing Cameco’s strategy. Tim has almost three decades of industry experience and brings added perspective as a member of the board of the World Nuclear Association and the Nuclear Energy Institute.

Tim Gitzel is president and CEO of Cameco. He served as president from 2010 to 2011, and prior to that served as senior vice-president and chief operating officer. Tim has more than 25 years of senior management experience in Canadian and international uranium activities. Prior to joining Cameco, he was executive vice-president, mining business unit for Orano in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries.

Tim received his bachelor of arts and law degrees from the University of Saskatchewan. He participated in an executive education programme facilitated by INSEAD in France. He was appointed to the board of the Nuclear Energy Institute in 2012 and to The Mosaic Company board in October 2013. He currently serves as chair of The Mosaic Company’s compensation committee. He served as chair of the World Nuclear Association from 2012 to 2014 and continues to serve as a member of the board. He is also a member of the board of directors of the Business Council of Canada and member of the CEO advisory council of the Canada-India Business Council, as well as a co-chair of the Kazakhstan-Canada Business Council.

Tim is past president of the Saskatchewan Mining Association, and has served on the boards of SaskEnergy Corporation, the Saskatchewan Chamber of Commerce and Junior Achievement of Saskatchewan. He serves our community in numerous capacities, including several current and past leadership positions with charitable and non-profit organizations.

		2021 Attendance

Board and committee membership	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%

Other public company boards in past five years

The Mosaic Company (NYSE)	2013 to present

Securities held
Year	Cameco shares	PSUs*	RSUs	Total shares, PSUs and RSUs	Market value of shares, PSUs and RSUs**	Executive share ownership guideline compliant

2021	370,035	312,834	208,522	891,391	$24,584,564	✓ Yes
2020	370,035	345,242	130,362	845,639	$14,418,145
Change	–	(32,408)	78,160	45,752	$10,166,419	(see pages 69 and 70)

*	Excludes PSUs that vested on December 31, 2021.
**

Value of shares ($10,205,565), PSUs ($8,627,962) and RSUs ($5,571,037) for 2021 are calculated using $27.58 for 2021 and $17.05 for 2020, the year-end closing prices of Cameco shares on the TSX. This is the total value of Tim’s accumulated shares and other equity-based holdings.

See Incentive plan awards on page 95 for details about his stock options.

2021 Voting results

99.6% votes for

20    CAMECO CORPORATION

Jim Gowans

Age: 70

Surrey, BC

Canadian

Director since: 2009

Independent

Key skills and experience

•	Safety, health and environment / sustainability

•	Capital projects

•	Enterprise leadership

•	International business

•	Mining, exploration and operations

•	Operational excellence

Jim brings strong experience in the resource sector to Cameco’s board through an extensive career as a senior executive with several major mining companies and his role as past chair of The Mining Association of Canada. He serves on three of our board committees including as chair of the safety, health and environment committee.

Jim Gowans is a corporate director. He has over 30 years of experience as a senior executive in the mining industry, including holding executive positions at Debswana Diamond Company in Botswana, DeBeers SA, DeBeers Canada Inc., PT Inco in Indonesia, and Placer Dome Ltd. He served as interim president and CEO of Trilogy Metals Inc. from August 2019 to May 2020. He was president, CEO and a director of Arizona Mining Inc. from January 2016 to August 2018. Prior to that, he was senior advisor to the chair of the board of Barrick Gold Corporation from August to December 2015, and co-president from July 2014 to August 2015. Jim is the past chair of the Mining Association of Canada.

Jim received a bachelor of applied science degree in mineral engineering from the University of British Columbia and attended the Banff School of Advanced Management. He has extensive mining knowledge and perspective on the importance of sustainability and stakeholder relations. In 2021, he became a director and board chair of the private company, Paycore Minerals Inc.

		2021 Attendance

Board and committee membership	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Audit and finance	5 of 5		100%
Reserves oversight	2 of 2		100%
Safety, health and environment (chair)	3 of 3	1 of 1	100%

Other public company boards in past five years

Marathon Gold Corporation (TSX)	2020 to present
New Gold Inc. (TSX)	2018 to present
Trilogy Metals Inc. (NYSE-MKT)	2019 to present
Titan Mining Corporation (TSX)	2018 to 2021
Detour Gold Corporation (TSX)	2018 to 2019
Arizona Mining Inc. (TSX)	2016 to 2018
Dominion Diamond Corporation (TSX)	2016 to 2017

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2021 annual retainer (at market value)	Share ownership guideline compliant[2]

2021	9,000	87,285	96,285	$2,655,540	13.3x	✓ Yes
2020	9,000	82,598	91,598	$1,561,746
Change	–	4,687	4,687	$1,093,794

1	Based on total holdings multiplied by the closing price of Cameco common shares on the TSX on December 31: $17.05 (2020) and $27.58 (2021).
2	For evaluating compliance with Cameco’s share ownership guidelines, Jim’s shares and DSUs held at December 31, 2021 are valued at $2,683,588 and represent 13.4x the board member retainer of $200,000.

2021 Voting results
87.5% votes for

Jim was a director of Gedex Technologies Inc. (Gedex), an Ontario-based developer of airborne geological imaging technology, from 2015 to November 2019. Gedex was under Companies’ Creditors Arrangement Act (Canada) (CCAA) protection from August 12 to December 5, 2019, when it exited from CCAA protection. Its restructuring plan was approved by the Ontario Supreme Court of Justice on December 18, 2019.

2022 MANAGEMENT PROXY CIRCULAR    21

Kathryn (Kate) Jackson

Age: 64

Pittsburgh, PA USA

American

Director since: 2017

Independent

Key skills and experience

•	Uranium / nuclear

•	Safety, health and environment / sustainability

•	Risk oversight

•	Operational excellence

•	Human resources and executive compensation

•	Capital projects

Kate brings extensive senior management and board experience in highly technical industries, including nuclear power generation, to Cameco’s board and the four committees she sits on. She has worked on both the utility and supplier side of the industry.

Kate Jackson is a corporate director. She is the former senior vice-president and chief technology officer of RTI International Metals Inc. (from 2014 to 2015) and previously served as senior vice-president and chief technology officer for Westinghouse Electric Company (from 2008 to 2014), which included responsibility for sustainability and environment, health and safety. She has held various senior positions at the Tennessee Valley Authority and Alcoa Corporation.

Kate received a doctorate and a master’s degree in engineering and public policy from Carnegie Mellon University. She also holds a master’s degree in industrial engineering management from the University of Pittsburgh and a bachelor’s degree in physics from Grove City College.

Kate chaired the ISO New England Inc. board from 2008 to 2014. ISO New England Inc.

is an independent non-profit regional transmission organization serving a number of

Eastern US states. Kate is a member of Carnegie Mellon University School of Engineering Dean’s Advisory Council and the advisory board of the Carnegie Mellon Electricity Industry Centre. She is a member of the University of Pittsburgh Engineering School Board of Visitors and serves as a member of the compensation committees of both Portland General Electric company and EQT Corporation.

		2021 Attendance

Board and committee membership	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Human resources and compensation	5 of 5	1 of 1	100%
Nominating, corporate governance and risk	4 of 4		100%
Safety, health and environment	3 of 3	1 of 1	100%
Reserves oversight (chair)*	1 of 1		100%

*	Kate joined the reserves oversight committee as chair in August 2021.

Other public company boards in past five years

Archaea Energy Inc.* (NYSE)	September 2021 to present
EQT Corporation (NYSE)	2019 to present
Portland General Electric Company (NYSE)	2014 to present
Rice Acquisition Corporation (NYSE)	2020 to 2021
Hydro One Limited (TSX)	2015 to 2018
Rice Energy, Inc. (NYSE)	April to Nov 2017

*

Kate was a director of Rice Acquisition Corporation during 2020 and 2021, and serves as a director of the newly- formed company following a business combination with Archaea Energy LLC and Aria Energy LLC in 2021.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2021 annual retainer (at market value)	Share ownership guideline compliant[2]

2021	–	42,083	42,083	$1,160,649	5.8x	✓ Yes
2020	–	37,133	37,133	$633,118
Change	–	4,950	4,950	$527,531

1	Based on total holdings multiplied by the closing price of Cameco common shares on the TSX on December 31: $17.05 (2020) and $27.58 (2021).
2	For evaluating compliance with Cameco’s share ownership guidelines, Kate’s DSUs held at December 31, 2021 are valued at $1,162,102, and represent 5.8x the board member retainer of $200,000

2021 Voting results
98.6% votes for

22    CAMECO CORPORATION

Don Kayne

Age: 64

Delta, BC

Canadian

Director since: 2016

Independent

Key skills and experience

•	Enterprise leadership

•	Human resources and executive compensation

•	International business

•	Investments / mergers and acquisitions

•	Safety, health and environment / sustainability

Don brings many years of experience as a business executive in Canada’s resource industry to Cameco’s board as well as valuable insights into emerging Asian markets where Cameco does business. He serves on two of our committees, including as chair of the human resources and compensation committee.

Don Kayne is the president and CEO of Canfor Corporation and the CEO of Canfor Pulp Products Incorporated. He serves as a director of both Canfor companies.

Don has extensive experience in international marketing. He has spent his entire career at Canfor, starting out as a regional sales representative in 1979. Prior to being appointed CEO, Don spent 10 years as Canfor’s vice-president of sales and marketing, and is one of the lead architects of the market for British Columbia lumber in China. Don’s work in growing markets for Canfor products around the world has provided him with deep connections to markets and customers in every region Canfor serves.

Don is a director of the private company, VIDA Corporation, a Swedish wood products company of which Canfor owns 70%. He serves the forestry industry in many capacities, including numerous current and past leadership positions with provincial, national and international forestry-related associations and organizations. He is a patron of the BCIT INSPIRE Campaign and is chair and director of the charitable organization Educating Girls of Rural China Foundation, which works to transform the lives of women and communities in rural areas of western China by providing access to education. Don brings experience in human resources and executive compensation through his senior executive roles at Canfor.

	2021 Attendance
Board and committee membership	Regular	Special	Overall

Board of directors	7 of 7	1 of 1	100%
Human resources and compensation (chair)	5 of 5	1 of 1	100%
Safety, health and environment	3 of 3	1 of 1	100%

Other public company boards in past five years

Canfor Corporation* (TSX)	2017 to present
Canfor Pulp Products Incorporated* (TSX)	2017 to present

*	Canfor Corporation holds a controlling interest in Canfor Pulp Products Incorporated. The entities share an executive team and committee assignments, and board meetings are held concurrently.

Securities held
Year	Cameco shares	DSUs	Total shares and DSUs	Market value of shares and DSUs[1]	Multiple of 2021 annual retainer (at market value)	Share ownership guideline compliant[2]

2021	–	95,678	95,678	$2,638,799	13.2x	✓ Yes
2020	–	86,352	86,352	$1,472,302
Change	–	9,326	9,326	$1,166,497

1	Based on total holdings multiplied by the closing price of Cameco common shares on the TSX on December 31: $17.05 (2020) and $27.58 (2021).
2	For evaluating compliance with Cameco’s share ownership guidelines, Don’s DSUs held at December 31, 2021 are valued at $2,641,635 and represent 13.2x the board member retainer of $200,000.

2021 Voting results
90.2% votes for

2022 MANAGEMENT PROXY CIRCULAR    23

2021 Meeting attendance

Directors are expected to attend all board and committee meetings. We recognize that directors may receive short notice for special meetings and expect them to make their best effort to attend special meetings. A majority of directors must be in attendance to hold a meeting and transact business. In 2021, the board and its committees conducted three special meetings.

As a regular feature at each board and committee meeting, the independent directors meet in camera. The chair or the committee chair, as the case may be, presides over the in camera sessions. The following table is a summary of the meetings held in 2021 and the overall attendance record. Meeting attendance for each director is provided in the director profiles.

	Number of meetings		Overall meeting attendance
	Regular	Special

Board	7	1	100%
Audit and finance	5		100%
Human resources and compensation	5	1	100%
Nominating, corporate governance and risk	4		100%
Reserves oversight	2		100%
Safety, health and environment	3	1	100%
Total	26	3	100%

The board chair is a member of each board committee and Ian Bruce attended all committee meetings in 2021. Board committees function independently of management, so Tim Gitzel, our president and CEO, is not a member of any board committee but is invited to attend all committee meetings.

Director compensation and share ownership

Our director compensation program aligns with market practice and recognizes the time commitment, responsibility and attention directors devote to board and committee responsibilities throughout the year. The human resources and compensation committee assists the board in overseeing the director compensation policies and program. You can read about compensation governance starting on page 64.

Approach

Our director compensation program has the following objectives:

•	Recruit and retain qualified individuals to serve as members of our board and contribute to our overall success.

•	Align the interests of our board and shareholders by requiring directors to own Cameco shares or share equivalents and to meet our share ownership guidelines within five years of joining the board.

•

Pay competitively by positioning compensation at the median of director compensation paid by companies that are comparable in size and similar to Cameco in the nature and scope of operations. We use the same comparator group to benchmark executive and director compensation (see page 68).

Share ownership requirements

Share ownership is an important function of compensation governance. We require each director to own Cameco shares or deferred share units (DSUs) to align the interests of our directors and shareholders. The human resources and compensation committee regularly reviews and assesses our guidelines to make sure they continue to align with market practice. We require directors to hold at least three times their annual retainer within five years of joining the board, and they must receive at least 60% of the annual retainer in DSUs until they meet the ownership requirement. The board chair has a higher ownership requirement because of the higher retainer, and a director who assumes the chair position has an additional three years to meet the increased level. As president and CEO, Tim Gitzel is required to meet our executive share ownership guidelines (see page 69).

Directors can count Cameco shares and DSUs to meet the ownership guidelines. A DSU is a notional share that has the same value as one Cameco common share. DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed by directors after they retire from the board.

Once a director has met the share ownership guidelines, they can receive all of their retainer and fees in cash, or a portion in cash and the balance in DSUs in increments of 25%, but must decide before the beginning of each fiscal

24    CAMECO CORPORATION

year. The director compensation table on the next page shows the percentage of the annual retainer paid in DSUs in 2021 for each director.

To assess compliance, we use our year-end closing share price on the TSX or the price the shares or units were acquired at, whichever is higher. As of December 31, 2021, directors held a total of $14,376,336 worth of DSUs (representing approximately 521,259 common shares) based on the year-end closing price of Cameco shares on the TSX of $27.58. Tim Gitzel meets his executive share ownership guidelines (see page 70).

				Value of holdings (using share ownership guideline value)	Value of	Multiple
		Total holdings			holdings[1]	achieved
							Meets share
	Annual	Cameco			Using market value at		ownership
Directors	retainer	shares	DSUs		year-end		guideline

Ian Bruce	$375,000	75,000	87,466	$4,483,220	$4,480,812	11.9x	Yes

Leontine Atkins	$200,000	3,252	8,191	$316,806	$315,598	1.6x	Has until August 1, 2025 to meet the guideline

Daniel Camus	$200,000	–	89,615	$2,472,758	$2,471,582	12.4x	Yes

Donald Deranger	$200,000	–	74,110	$2,063,130	$2,043,954	10.2x	Yes

Catherine Gignac	$200,000	20,000	36,831	$1,567,664	$1,567,399	7.8x	Yes

Jim Gowans	$200,000	9,000	87,285	$2,683,588	$2,655,540	13.3x	Yes

Kate Jackson	$200,000	–	42,083	$1,162,102	$1,160,649	5.8x	Yes

Don Kayne	$200,000	–	95,678	$2,641,635	$2,638,799	13.2x	Yes

1.	Based on total holdings multiplied by the closing share price of $27.58 on the TSX as of December 31, 2021.

Director fee schedule

The table below shows our 2021 fee schedule for directors (all amounts are in Canadian dollars). Tim Gitzel is compensated in his role as president and CEO and does not receive any director compensation.

ANNUAL RETAINER

Chair of the board Other directors	$375,000 $200,000

COMMITTEE CHAIR RETAINERS

Audit and finance committee Human resources and compensation committee Other committees (nominating, corporate governance and risk, reserves oversight, and safety, health and environment)	$20,000 $20,000 $11,000

COMMITTEE RETAINERS

Audit and finance committee members Human resources and compensation committee members Member of more than two committees (per additional committee)	$5,000 $5,000 $5,000

TRAVEL FEES (PER ROUND TRIP)

Over 1,000 km within Canada From the US From outside North America	$1,700 $2,100 $3,300

Non-executive directors do not participate in our incentive compensation plans or pension plans.

2022 MANAGEMENT PROXY CIRCULAR    25

Following a review of the director compensation program by the human resources and compensation committee, and upon the recommendation of the human resources and compensation committee, the board of directors approved modest adjustments to director compensation, as it relates to committee chair and committee member fees, to be effective January 1, 2022. The table below shows the 2022 fee schedule for committee chairs and committee members.

COMMITTEE CHAIR RETAINERS

Audit and finance committee

Human resources and compensation committee

Other committees (nominating, corporate governance and risk, safety, health and environment, and technical (formerly the reserves oversight))

$25,000 $25,000 $15,000

COMMITTEE MEMBER RETAINERS (not including chairs)

Audit and finance committee members Human resources and compensation committee members Members of the other three committees (per committee premium)	$10,000 $10,000 $5,000

2021 Director compensation details

The next table shows the fees earned by each non-executive director in 2021, based on the fee schedule in effect in 2021 and their committee memberships. Ian Bruce is our non-executive chair of the board and his annual retainer reflects the fees paid to him in this capacity.

	Annual retainer	Committee retainers		Travel fee[1]	Total paid	% of annual retainer paid in DSUs
Name	Board	Committee member	Committee chair

Ian Bruce	$375,000	–	–	–	$375,000	50%

Leontine Atkins[2]	$200,000	$6,538	–	–	$206,538	60%

Daniel Camus	$200,000	$10,000	$20,000	–	$230,000	25%

Donald Deranger	$200,000	$5,000	–	–	$205,000	25%

Catherine Gignac[3]	$200,000	$10,000	$13,599	–	$223,599	–

Jim Gowans	$200,000	$10,000	$11,000	–	$221,000	50%

Kate Jackson[4]	$200,000	$11,250	$5,431	–	$216,681	60%

Don Kayne	$200,000	$5,000	$20,000	–	$225,000	100%

Anne McLellan[5]	$69,231	$1,731	$3,808	–	$74,770	25%

Total	$1,844,231	$59,519	$73,838	–	$1,977,588	–

1.	No travel fees paid as all meetings in 2021 were held virtually.

2.	Leontine Atkins served on three committees following her appointment to the audit and finance committee in May 2021.

3.

Catherine Gignac became chair of the nominating, corporate governance and risk committee in May 2021 and was chair of the reserves oversight committee (renamed the technical committee effective January 1, 2022) until August 2021.

4.	Kate Jackson served on four committees since August 2021 when she became chair of the reserves oversight committee (renamed the technical committee effective January 1, 2022).

5.	Anne McLellan was chair of the nominating, corporate governance and risk committee and retired from the board on May 6, 2021.

26    CAMECO CORPORATION

Incentive plan awards – DSUs

The next table shows what each non-executive director earned in DSUs in 2021. We have combined information from two mandatory tables: Incentive plan awards – Value vested or earned during the year and Outstanding share-based and option-based awards into the table below:

•

Share-based awards – Value vested during the year is the value of DSUs that the directors received in 2021, valued as of the grant dates. It includes all of the DSUs that vested as of the grant date and DSUs granted as dividend equivalents in 2021.

•

Share-based awards – Market or payout value of vested share-based awards not paid out or distributed provides the value of all of the directors’ DSUs that have vested. The DSUs were valued at the year-end closing price of Cameco shares on the TSX of $27.58. DSUs are not paid out until after the director retires from the board.

Name	Share-based awards
	Value vested during the year	Market or payout value of vested share-based awards not paid out or distributed

Ian Bruce	$194,348	$2,412,310

Leontine Atkins	$120,570	$225,906

Daniel Camus	$64,610	$2,471,583

Donald Deranger	$57,127	$2,043,943

Catherine Gignac	$2,939	$1,015,808

Jim Gowans	$117,388	$2,407,322

Kate Jackson	$123,274	$1,160,657

Don Kayne	$232,478	$2,638,807

Anne McLellan	$23,328	$1,602,472

Total	$936,062	$15,978,808

You can read about the number of Cameco shares and DSUs held by each director in the director profiles beginning on page 15 and the share ownership table on page 25.

Loans to directors

As of March 11, 2022, we and our subsidiaries had no loans outstanding to any current or former directors, except routine indebtedness as defined under Canadian securities laws.

2022 MANAGEMENT PROXY CIRCULAR    27

Governance at Cameco

About the board	29

Board structure, composition and succession	29

Skills, attributes and experience	31

Board diversity	34

Board, committee and director assessments	35

Director development	36

Board committees	38

Our corporate governance	44

Key governance policies and practices	44

How the board operates	44

Role of the board	45

Succession planning and leadership development	49

Internal controls	51

Our expectations of directors	52

Code of conduct and ethics	52

Serving on other boards	54

Change in position	55

Stakeholder engagement	55

Disclosure	55

Engagement with the investment community	56

Say on pay	56

How to engage with the board	57

Other information	57

Voting results	57

Shareholder proposals	57

Advance notice by-law	57

Accessing our governance and other regulatory disclosure	57

Compliance	58

28    CAMECO CORPORATION

About the board

Board structure, composition and succession

The nominating, corporate governance and risk committee regularly reviews the composition of the board to make sure we have an appropriate combination of skills, experience, tenure and perspectives. The board recognizes the need to balance skills and experience with the need for new perspectives. The nominating, corporate governance and risk committee is responsible for ensuring that the board’s succession planning process and policy on tenure and retirement provide for board refreshment that meets our ongoing needs. The committee is also responsible for the annual review of board composition and the nomination process.

Board independence

We believe that a substantial majority of our directors must be independent for the board to be effective and that the audit and finance committee, human resources and compensation committee, and nominating, corporate governance and risk committee must be 100% independent. The majority of our directors are unrelated to Cameco.

A director is independent if they are not a member of management and does not have a direct or indirect material relationship with Cameco. A relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association they may have.

We have a robust three-step process for assessing independence:

•	directors complete a detailed questionnaire

•

the board reviews directors against our independence criteria, considering all relevant facts and circumstances, including the relationship the director may have with us – and any relationship that their spouse, children, principal business affiliations and any other relevant individuals have with the company

•	directors declare any material interest in matters that may come before the board.

The nominating, corporate governance and risk committee assists the board in its independence assessment for board membership purposes and for service on the audit and finance and human resources and compensation committees.

Our independence criteria meet the standards of the Canadian Securities Administrators as set out in Multilateral Instrument 52-110 – Audit Committees, National Policy 58-201 – Corporate Governance Guidelines and the NYSE corporate governance standards, including the more stringent independence tests set out under the applicable Canadian and U.S. and NYSE governance rules for the independence of audit committee and human resources committee members. We review the criteria and director independence status every year, and you can find our complete definition of independence on our website (cameco.com/about/governance).

Independence assessment

The independent chair of the board serves a five-year term and is appointed by the independent board members. The roles of chair and CEO have been separate since 2003. Our CEO has primary responsibility for the operational leadership and strategic direction of Cameco, while our independent chair facilitates the board’s independent oversight of management, promotes communication between management and the board, and leads the board’s discussion of key governance matters.

The board believes this leadership structure is appropriate because it effectively allocates authority, responsibility and oversight between management and the independent directors. The chair and CEO positions each have a formal position description that describes the terms and responsibilities of the role. These are available on our website (cameco.com/about/governance).

2022 MANAGEMENT PROXY CIRCULAR    29

INDEPENDENT CHAIR	INDEPENDENT BOARD

Ian Bruce currently serves as independent chair of the board. The chair’s key responsibilities include:

•   leading, managing and organizing the board consistent with our approach to governance

•   encouraging high performance and commitment of all directors

•   overseeing the board’s strategic focus to ensure that it represents Cameco’s best interests

•   helping to set the tone and culture of Cameco

•   overseeing the board’s procedures so it can carry out its work effectively, efficiently and independently of management

•   overseeing all board matters so they are properly addressed and brought to resolution as required

•   requiring any matters delegated to the board committees to be properly carried out

•   acting as the liaison between the board and the CEO and providing advice, counsel and mentorship to the CEO

•   meeting with shareholders and other stakeholders in consultation with management

•   participating in the recruitment and orientation of new directors

•   ensuring that Cameco provides timely and relevant information and access to other resources to support the board’s work.

•   8 of our 9 director nominees are independent – all directors are independent except for Tim Gitzel, as he is our CEO and an executive officer of Cameco

•   Board tenure limits – we are committed to board refreshment. To strike a balance between retaining directors with deep knowledge of the company, the industry and the key risks and opportunities facing Cameco, the board has set term limits and a retirement age. The average tenure of the independent directors as a group is 8.5 years

•   In camera sessions – it is our practice for the independent directors to meet without management present at each board and committee meeting

•   Independent compensation consultant – the human resources and compensation committee retains a compensation consultant that is independent of Cameco, our board and management as required by independence standards set for our compensation consultants

•    Independent review of board assessments – an independent third-party undertakes a board effectiveness assessment every five years. This review is in addition to annual board, committee and director assessments

•   External advisors – each board committee, with approval of the board chair, and individual directors, may engage external advisors at Cameco’s expense so they have access to independent advice.

The board evaluates the independence of each director nominee annually by applying our independence criteria to the relationship between each nominee and Cameco to determine whether there is a material or other disqualifying relationship that could affect the nominee’s ability to exercise independent judgment.

Following completion of the board’s multi-step process for assessing director independence, the board has determined that all director nominees are independent other than the CEO. The board paid particular attention to Leontine Atkins when she was identified as a director candidate in 2020. The board considered Leontine’s status as a retired partner of KPMG Canada when considering her qualifications and inviting her as an observer to Cameco’s board prior to her appointment as a director in August 2020. Leontine resigned her position as a partner with KPMG Canada in April 2019 and during her tenure as a partner of that firm Ms. Atkins did not serve as a member of Cameco’s audit team, nor did she provide advice to the audit team in any capacity. While the board determined that Leontine was independent, it decided not to appoint her to the audit committee until May 2021, more than two years after her retirement as a partner with KPMG.

Term limits and retirement

Directors are not nominated for election at an annual meeting after they complete 15 years of continuous service on the board or turn 72, whichever is earlier. In exceptional circumstances, if it is in Cameco’s best interest, the board has the discretion to nominate a director for re-election for an additional one-year term after age 72 or 15 years of service. The CEO typically resigns from the board when they retire from Cameco.

30    CAMECO CORPORATION

Board chair succession

Cameco’s process for selecting the chair of the board is based on an assessment of specific competencies, interviews with individual directors and principles such as fairness and transparency, consensus building, free and unfettered discussion, confidentiality and the importance of the chair/CEO relationship. The term for serving as board chair is five years regardless of the director’s age or years of service.

Director recruitment

The nominating, corporate governance and risk committee is responsible for the director recruitment process and overseeing board succession. It reviews the director competency and attribute matrix annually to ensure that the board has an appropriate mix of diversity, skills and experience. It also monitors upcoming director retirements to identify specific skills that may be desirable in new recruits.

The committee maintains an evergreen list of suitable candidates based on their skills, experience, character, integrity, judgment, record of achievement, diversity and other qualities or qualifications that would enhance overall composition and oversight capabilities of the board, and considers any recommendations made by shareholders.

The committee follows established guidelines and procedures for recruiting and selecting the best candidates. An external search firm is usually retained to cast a wide net to bring forward the best candidates. The committee generally follows a tiered interview process to determine the most suitable candidates. The committee approves the list of candidates to be interviewed, a selection committee (consisting of the chair of the board, committee chair and the CEO) interviews the candidates, and additional interviews are conducted by the nominating, corporate governance and risk committee and other committee chairs as necessary.

Two directors have joined the board in the last five years and both are women, increasing the board’s diversity. The new directors have senior leadership and board and corporate governance experience as well as strong financial acumen, experience in capital projects, the nuclear industry and international energy markets, and skills in operational excellence and human resources and executive compensation.

Nomination process

The nominating, corporate governance and risk committee assesses the diversity, skills and experience of the board and is responsible for recommending director candidates for nomination on an annual basis. In assessing potential candidates, the committee reviews the list of potential conflict situations, as well as a report on actual and potential conflicts of interest, among other things, before recommending the nominees for election by shareholders.

Shareholders may at any time submit names of individuals for the board to consider as director nominees. The committee will consider any submissions when assessing the diversity, skills and experience required on the board to enhance overall composition and oversight capabilities. For additional information on nominating individuals, please see page 57.

Skills, attributes and experience

We believe that a board that has certain core attributes and a broad mix of skills and experience is best equipped to oversee our affairs and strategic direction, understand issues that can arise with a company of our size and complexity, and make informed decisions.

The board maintains a competency matrix to assess composition and ensure it has an appropriate mix of skills and competencies to govern effectively and be a strategic resource for Cameco. The nominating, corporate governance and risk committee reviews the matrix annually and, along with the board, identifies any gaps in the skills and competencies considered most relevant for the company.

2022 MANAGEMENT PROXY CIRCULAR    31

Competency matrix and core attributes

The nominating, corporate governance and risk committee reviews director competencies every year to ensure they continue to meet Cameco’s needs. All our directors exhibit the following set of core attributes:

✓ Business judgment and a mindset for risk oversight

✓ Integrity and accountability

✓ Engagement for seeking information and developing a strong understanding of issues and trends

✓ Commitment to board priorities and leadership roles

✓ Teamwork that fosters mutual trust, respect and contribution

✓ Communication fostering open discussion of key issues

✓ Independent-mindedness to formulate one’s own views

✓ Financial literacy

✓ Record of achievement that reflects high standards

✓ Innovation (new in 2021)

Each director completes a self-assessment of their competencies following a prescribed rating scale to establish consistency. Directors assess themselves as having expert knowledge, strong knowledge or basic knowledge on each competency. The nominating, corporate governance and risk committee chair or the board chair meets with each director to review their self-assessment. The committee reviews the results for consistency and to be satisfied that the directors possess skills in these areas.

The table below shows the key skills and experience we require on our board and identifies those directors who assessed themselves as having strong or expert knowledge in each category. A majority of our directors have strong or expert knowledge in all 16 areas.

Skills and experience

Board / corporate governance Prior or current director of a major organization with mature governance practices	•	•	•	•	•	•	•	•	•

Risk oversight Experience in risk governance, including monitoring both strategic and operational / compliance risks	•	•	•	•	•	•	•	•	•

Capital projects Experience overseeing and evaluating large capital projects and in project management	•	•	•	•	•	•	•	•	•

Enterprise leadership

Experience, whether as a prior or current CEO or senior officer of otherwise, of a large public company or major organization with a track record of value creation and successful implementation of strategic direction

	•	•	•	•	•	•	•	•	•

Financial acumen

Experience, whether as a professional accountant, CFO or otherwise, in financial accounting and reporting, including internal controls, IFRS, evaluation of financial statements and corporate finance

	•	•	•	•	•	•	•	•	•

Legal / regulatory Experience ensuring compliance and with laws, regulations and business rules	•	•		•	•		•	•	•

Investor relations

Experience with, or a strong understanding of, the perspectives of major, long-term and other investors, capital markets and the investment community, both domestically and internationally, and in shareholder engagement

	•	•	•	•	•	•	•	•	•

32    CAMECO CORPORATION

Skills and experience

Stakeholder relations / government / public policy

Experience in, or a strong understanding of, the workings of government and public policy, both domestically and internationally, and in stakeholder engagement or management

	•	•		•	•		•	•	•

Human resources and executive compensation Thorough understanding of executive compensation, the oversight of succession planning, talent development and retention, and pension programs	•	•	•	•	•		•	•	•

Uranium / nuclear Strong knowledge of relevant emerging technologies, markets, competitors, business issues and imperatives, and the domestic and international regulatory environment.	•	•	•	•	•	•	•	•	•

International

Experience with, or strong understanding of, international operations, economics, commodity trading and geo-politics, preferably in countries or regions where we have or are developing operations

	•	•	•	•	•	•	•	•	•

Investments / mergers and acquisitions Experience in the field of investment banking or with mergers and acquisitions, evaluation of investment strategy, and capital allocation, structure and markets	•	•	•	•	•	•	•	•	•

Mining, exploration and operations Experience with a leading mining or resource company with reserves, technology, exploration and operations expertise	•	•	•		•	•	•		•

Operational excellence Experience in a complex chemical or nuclear operating environment, creating and maintaining a culture focused on safety, the environment and operational excellence		•	•	•	•		•	•	•

Safety, health and environment / sustainability

Experience in, or a strong understanding of, leading safety, health and environmental practices, associated risks and regulatory requirements, and in sound corporate responsibility and sustainable development practices, advocacy and reporting

	•	•	•	•	•	•	•	•	•

Technology (new in 2021) Experience with oversight of technology development or application, which may include emerging technologies, information technology systems, digitization, and/or cybersecurity	•	•	•	•	•		•	•	•

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Board diversity

Assembling a board with a mix of diverse skills, backgrounds, experience, gender and age, that also reflects the evolving demographics and geographic areas where we carry out business, is important for sound decision-making and good governance.

We are committed to enhancing the overall diversity of our board. The board has a formal written diversity policy, which includes a set of measurable targets for achieving diversity. The board has focused its efforts to date on establishing and achieving measurable targets for, and specifically considering the level of representation of, women and individuals with an Indigenous heritage on the board. Consequently, the board has not established measurable targets for persons with disabilities and members of visible minorities. The board does not have any directors who have self-identified as persons with a disability or members of visible minorities.

The nominating, corporate governance and risk committee reviews board diversity every year, including the policies and appropriate diversity targets for Cameco.

Gender

Cameco values gender diversity and acknowledges, supports and respects all genders, gender identities, gender modalities and gender expressions. As one step toward broad representation, our board diversity policy requires at least 30% of directors to be women. Three (33%) of this year’s nominated directors are women and the level of female representation is considered when identifying director candidates and nominating directors for election or re-election to the board. Two of the board’s five committees are chaired by women.

Indigenous perspective

The board is committed to building long-lasting and trusting relationships with communities where we operate, and a significant portion of Cameco’s operations are in northern Saskatchewan. Our diversity policy requires at least one director to have an Indigenous heritage and be from Saskatchewan to bring an understanding of the culture, heritage, values, beliefs and rights of the local Indigenous Peoples to the board. One (11%) of our director nominees is Indigenous. The representation of directors with an Indigenous heritage is considered when identifying and nominating candidates for election or re-election to the board.

Geographic representation

The board also believes it is important to have directors with experience living or working in jurisdictions where we operate or do business. Our diversity policy requires the board to have directors with extensive experience in geographical areas where Cameco has or anticipates having significant business interests.

Our board is subject to, and complies with, the terms of the Investment Canada Act and the Uranium Non-Resident Ownership Policy, which require at least two-thirds of our directors to be Canadian citizens, and the CBCA, which requires at least half of our directors to be Canadian residents.

Age

While the board recognizes the correlation between age and experience, it believes that directors of different ages bring a wider range of viewpoints. Our diversity policy requires the board to represent a range of ages.

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Board, committee and director assessments

The nominating, corporate governance and risk committee oversees the annual performance and effectiveness assessment of the board, committees, the CEO and individual directors. We use questionnaires for the annual process and an independent third-party assesses the board, committees and directors every five years.

Assessments are administered confidentially and questions are formulated to support open and meaningful feedback on the board’s effectiveness and its proficiency in providing oversight and guidance on Cameco’s affairs. Assessments typically cover the operation of the board, the adequacy of board materials provided, meeting structure, agenda planning, the strategic direction and process, and the board’s oversight of the company’s affairs.

The results are used to assess the board, the CEO, the composition of the committees, meeting effectiveness and the assessment framework, identify any gaps in skills and experience to ensure that the board is making the best use of each director’s expertise, and other aspects to enhance board performance. Board assessment results are shared with all board members and committee assessment results are shared with the committee members.

Directors also complete a self-assessment of their skills, performance and relevant experience. One-on-one discussions are held with either the board chair or the chair of nominating, corporate governance and risk committee to facilitate a discussion about capacity and commitment to the board as well as education opportunities. Directors also have an opportunity to give candid feedback on any issues or concerns relating to their performance, the performance of their peers, or the functioning of the board.

Updates on priorities, action plans and improvement opportunities are identified and discussed at the board and committee levels, and action plans are developed as required. We view board effectiveness as ongoing and dynamic to ensure proper and effective functioning of the board and its committees.

FEEDBACK	>	ANALYSIS	>	OUTCOMES

Feedback is collected through questionnaires and through one-on-one meetings between either the board chair or the chair of the nominating, corporate governance and risk committee and the directors.

The board is evaluated by all directors.

The board chair is evaluated by all directors, including the CEO.

The committees and committee chairs are evaluated by committee members.

Each independent director completes a self-assessment.

The CEO is evaluated by all non-executive directors.

The board and nominating, corporate governance and risk committee review the board assessment results.

The nominating, corporate governance and risk committee reviews the board chair assessment results.

The applicable committees review the committee assessment results.

The board chair and the chair of the nominating, corporate governance and risk committee review the committee chair assessment results and the independent director assessments.

The board chair and the chair of the human resources and compensation committee review the CEO assessment results and meet with the CEO to discuss. The board and the human resources and compensation committee discuss the CEO assessment results.

Priorities and action plans are developed for the board, the board chair, the committees, and the committee chairs, as required.

Development opportunities are identified, as required, for each director.

Third-party board effectiveness assessment

An independent third-party board effectiveness assessment will be conducted in 2022. Third-party board effectiveness assessments are conducted every five years.

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Director development

Our directors are knowledgeable about our business and the issues affecting it, the nuclear industry, governance, compensation and related matters. We believe that our education program gives them additional knowledge to help effectively oversee our affairs and stay abreast of important developments and issues within the context of our business.

Orientation

Our onboarding and orientation program familiarizes new directors with Cameco, issues facing the company, our strategy, culture and values, and what we expect of individual directors, the board and committees. All new directors receive orientation so they can be fully engaged and contribute to the board and committees in meaningful ways.

New directors receive orientation that includes:

•	a company and board orientation session on the organization, including Cameco’s history, culture and values, strategy and business, director expectations and corporate governance practices

•	information about Cameco and the uranium and nuclear industries, including copies of our recent regulatory filings, financial statements, governance documents and key policies

•	presentations from management on the nuclear industry

•	round-table discussions with the committee chairs and appropriate management representatives

•	mentorship from a longer serving director.

Leontine Atkins started her orientation in 2020 as a board observer and attended various virtual presentations about Cameco and the nuclear industry in 2021. She also received mentoring to help become acquainted with Cameco and the board. We pair each new director with a longer serving director to supplement the orientation sessions with real-time ongoing practical support.

All directors can participate in any part of the orientation program. Existing directors who join new committees also attend round table discussions as required.

Continuing education

The board recognizes the importance of continuing education for directors. Directors enhance their understanding of our business throughout the year by attending:

•	presentations by management on issues relating to key business decisions, strategic planning and enterprise risks

•	presentations on topics directors request

•	Cameco-operated facility or other nuclear facility tours

•	conferences, webinars and seminars

•	informal social gatherings with senior management.

The nominating, corporate governance and risk committee is responsible for the board education program, which includes a budget and approval process. Educational needs are identified through a self-assessment questionnaire, in individual meetings with either the chair of the board or the chair of the nominating, corporate governance and risk committee, and in board and committee meetings. The corporate secretary’s office regularly communicates with the board members about educational opportunities, including relevant conferences, webinars and other events.

Management presentations to the board and committees during the year are aimed at expanding the board’s knowledge of the business, the industry and the key risks and opportunities facing Cameco. Interesting published materials are sent to directors or are included in meeting materials as supplemental reading. Directors also enhance their practical knowledge of Cameco’s operations and the nuclear industry through visits to Cameco-operated facilities or other nuclear facilities. There were no site visits in 2021 due to the COVID-19 pandemic.

We pay for director education, including the cost for directors to attend conferences or seminars that the board deems appropriate in order to keep abreast of developments in the uranium and nuclear industries, corporate governance and the best practices relevant to their roles as Cameco directors and their responsibilities on specific committees. Directors have an ICD board membership giving them access to director development and educational opportunities, and governance resources. They attend sessions offered by the Institute of Corporate Directors (ICD), the National Association of Corporate Directors (NACD) and other education providers to stay current on developments in governance and areas relating to their committee responsibilities.

36    CAMECO CORPORATION

In 2021, our directors took advantage of the abundance of virtual conferences, webinars and eforums that were available to them. The table below provides examples of the education and development that our directors undertook in 2021.

2021 Director development highlights

Nuclear industry, the uranium market and energy

World nuclear association symposium 2021, World nuclear association (WNA)	Ian Bruce Tim Gitzel	Catherine Gignac Don Kayne

Advanced Reactors Summit VIII, The United States Nuclear Industry Council	Kate Jackson

Top Energy Risks 2021 and Accelerating the Energy Transformation: the Race to Net Zero, KPMG Global Energy Institute	Kate Jackson

World Nuclear Fuel Cycle conference, Nuclear Energy Institute (NEI)	Leontine Atkins

Used Fuel Management conference, NEI	Leontine Atkins

7th Annual IoT in Oil & Gas conference, Energy Conference Network	Ian Bruce

Governance and compensation

ICD Annual conference – Next level governance in an Era of Massive Transformational Change, Institute of Corporate Directors (ICD)	Leontine Atkins Jim Gowans	Catherine Gignac

Board Governance and Effectiveness Director Forum, Hugessen Consulting	Ian Bruce

Board Fundamentals – HRCC Effectiveness, ICD	Daniel Camus

Human Resources and Compensation Committee Effectiveness, ICD	Leontine Atkins

Elevating Board Performance, ICD	Catherine Gignac

Rethinking Diversity in Capital Markets, Ontario Securities Commission	Catherine Gignac

Diversity in Corporate Canada and the Role of the Regulator, Alberta Securities Commission	Ian Bruce

Risk, ESG, sustainability and cyber security

ESG Overview of Regulatory Developments and Impacts of ESG on Financial Reporting, KPMG	Audit committee members

Climate Risk and Decarbonization, KPMG roundtable	Ian Bruce

IT security workshop, Cameco management	Leontine Atkins Don Deranger	Daniel Camus Don Kayne

Board Oversight of Cyber-security, ICD	Daniel Camus

The CEO’s New Technology Agenda, McKinsey	Leontine Atkins

Continuing the Digital Transformation Journey – How boards should respond, ICD	Leontine Atkins

Board Leadership/Disruption for Directors: ESG in the boardroom, KPMG	Leontine Atkins

A Dialogue with Indigenous Peoples and Collaborating with Indigenous Peoples, ICD	Leontine Atkins

Rethinking Risk Management towards Resiliency and the Role of Insurance, ICD	Leontine Atkins

Indigenous Canada course certificate, University of Alberta	Leontine Atkins

NACD Digital Transformation, NACD	Kate Jackson

Audit and finance

Audit Committee Forum, Canadian Public Accountability Board (CPAB)	Daniel Camus

Annual Mining Executive and Director Forum and Mining Audit Committee Roundtable, KPMG	Leontine Atkins	Daniel Camus

Audit Committee Roundtables, KPMG	Catherine Gignac

Annual Energy Industry Forum, CPAB	Leontine Atkins

The economy and geopolitics

Annual Investment Outlook, Empire Club	Catherine Gignac

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Board committees

The board carries out its responsibilities directly and through its five standing committees. Committee work fulfills a specific governance role and supports our four measures of success – outstanding financial performance, a safe, healthy and rewarding workplace, a clean environment and supportive communities. The committee structure ensures directors can devote the requisite skills, time and attention to specific matters and supports the board in effectively overseeing our business and affairs and providing sound governance generally. Each committee sets aside time at each meeting to meet in camera, and reports the business of its meetings to the board in a timely manner.

Committee responsibilities

Each standing committee assists the board in providing detailed oversight in key areas. Each committee has a mandate outlining the responsibilities and duties of the committee and its chair, and reviews its performance against the committee’s mandate. Each committee reviews its mandate annually.

Specific matters that a committee oversees are addressed in the annual work plan, which drives the committee’s priorities and activities for the year.

Each committee chair is responsible for determining the meeting agenda, how often the committee will meet, the conduct of each meeting, and for chairing their committee meetings, as set out in each committee mandate.

Committee membership

Committee membership is reviewed annually. We strive for periodic rotation of committee members but do not mandate it so we can benefit from the continuity and experience of committee members, as appropriate. Changes are based on the recommendations of the board chair and the chair of the nominating, corporate governance and risk committee.

We also strive for rotation of committee chairs. Each chair position is reviewed annually. Changes to the committee chairs and committee memberships are made in a way that balances continuity and the need for fresh perspectives, while recognizing each director’s particular areas of expertise.

Cross-committee attendance

Directors can attend any board committee meeting. Members of the audit and finance committee attend the portion of the human resources and compensation committee meetings on the finance succession plan, which includes the CFO and senior finance personnel.

The chair of the safety, health and environment committee attends the portion of the human resources and compensation committee meeting when it reviews that aspect of our annual corporate performance and sets targets for the following year.

The chair of the technical committee reports annually to the audit and finance committee on the company’s annual reserves and resources.

Access to management and outside advisors

The board and committees can invite any member of management, outside advisor or other person to attend their meetings.

Committees can engage outside advisors to assist in carrying out their duties, as authorized by their mandates. Individual directors can also engage outside advisors, as long as they receive approval in advance from the nominating, corporate governance and risk committee. The human resources and compensation committee engaged an independent consultant in 2021.

Committee reports

The following reports set out each committee’s key responsibilities and highlights for 2021.

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Audit and finance committee

Key responsibilities

The audit and finance committee supports the board in fulfilling its oversight responsibilities regarding the integrity of our accounting and financial reporting, the adequacy and effectiveness of our internal controls and disclosure controls, legal, regulatory (excluding safety, health and the environment) and ethical compliance, the independence and performance of our external and internal auditors, oversight of specific risks, prevention and detection of fraudulent activities, and financial oversight.

2021 Committee highlights

Financial reporting

•   oversaw the quality and integrity of our accounting and financial reporting processes

•   reviewed and recommended the annual and quarterly financial statements and MD&A and quarterly press releases to the board for approval

•   approved the annual audit plan and the external auditors’ fees, including pre-approval of all services to be provided (see page 6 for details about the external auditor and the fees paid to them in 2021)

•   received regular reports from the external auditors on the audit of our financial statements and the results of their reviews of the unaudited quarterly financial statements

•   reviewed audit quality indicators

•   assessed the performance of the external auditors

•   reviewed the auditor’s qualifications, independence and depth of business and industry knowledge and recommended the appointment of our external auditor for the coming year

•   regularly met with the external auditor without management present

Risk oversight and compliance

•   reviewed the effectiveness and integrity of our internal control systems and disclosure controls

•   assessed the internal auditor, reviewed the internal audit mandate, and approved the internal audit plan for the year

•   received regular reports from the internal auditor on the fulfillment of its plan and its recommendations to management

•   regularly met with the internal auditor without management present

•   reviewed reports about our compliance programs, including the code of conduct and ethics and our global anti-corruption program

•   reviewed related-party transactions

•   reviewed policies and programs to monitor compliance with legal and regulatory requirements and received and reviewed litigation reports

•   received briefings and reports on compliance with Cameco’s investment and hedging program

•   reviewed, and recommended to the board for approval, amendments to its mandate and code of conduct and ethics

•   received briefings on significant litigation matters

•   received a report on regulatory developments and impacts of ESG on financial reporting

•   received reports on enterprise risks that the committee oversees

•   received quarterly updates on the status of mitigation plans for risks that the committee oversees (including financial, fraud and other material risks within the committee’s mandate)

•   monitored the company’s transfer pricing dispute with the CRA, including receipt of regular updates from management

Financial oversight

•   received and reviewed reports on our insurance program and directors’ and officers’ liability insurance

•   received and reviewed the annual supply chain management report

•   received and reviewed reports on the company’s funding (including finance and cash flow planning)

•   received and reviewed reports pertaining to the financial aspects of the company’s operations (including monitoring of care and maintenance spend and developments related to the COVID-19 pandemic)

Daniel Camus
(chair since May 2019)

Leontine Atkins (joined in
May 2021)
Ian Bruce
Catherine Gignac
Jim Gowans

2021 meetings	2021 attendance

5	100%
The committee met separately with the chief financial officer, internal auditor and external auditor at every quarterly meeting.

100%

Independent and
financially literate

Daniel Camus is the audit and finance committee’s financial expert because he has financial expertise and meets the necessary requirements under US securities laws.
None of the committee’s members serve on the audit committee of more than two other public companies.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

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Human resources and compensation committee

Key responsibilities

The human resources and compensation committee supports the board in fulfilling its oversight responsibilities regarding human resource policies, executive compensation, executive succession and development, pension plan governance, and oversight of material risks assigned to the committee.

2021 Committee highlights

A letter from the chair of the human resources and compensation committee begins on page 60.

Compensation governance

•   monitored compensation trends and emerging issues, including an update on trends for ESG targets

•   received and reviewed the annual compensation-related risk report

•   reviewed ‘say on pay’ results

•   reviewed changes to features of the long-term incentive plan and recommended to the board for approval

•   selected and managed the committee’s independent compensation consultant, approved its work plan, qualifications and fees, and considered its independence

•   reviewed the compensation disclosure in this circular

Executive and director compensation

•   reviewed executive compensation and incentive plan measures and recommended them to the board for approval

•   assessed performance against measures

•   reviewed director compensation and recommended changes for 2022 to the board for approval

Succession planning

•   reviewed succession planning with management and oversaw the succession planning process

Risk oversight

•   received reports on enterprise risks that the committee oversees

•   received quarterly status updates on the mitigation plans for risks that the committee oversees (including compensation risk, third-party compensation risk assessments, talent management risk, succession risk, cyber-security risk, risks related to the COVID-19 pandemic and other material risks within the committee’s mandate)

•   received and reviewed the annual compliance report on labour-related legislation and regulations

•   considered the risks associated with its compensation programs and concluded that they are not likely to have a material adverse impact on Cameco or its business

Pension plan governance

•   oversaw pension plan governance and management’s supervision of our pension plan, including updates to our governance documents

Don Kayne
(chair since May 2018)

Ian Bruce Daniel Camus Kate Jackson

2021 meetings	2021 attendance
5	100%

100%
Independent

The committee also has an external consultant who provides independent advice on executive compensation matters. Meridian Compensation Partners (Meridian) has been the committee’s consultant since December 2011, and it has not provided any services to management.

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

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Nominating, corporate governance and risk committee

Key responsibilities

The nominating, corporate governance and risk committee supports the board in fulfilling its oversight responsibilities by developing and recommending a set of corporate governance principles, identifying and recommending qualified individuals as members of the board and its committees, assessing the effectiveness of the board and committees, and overseeing the risk program.

2021 Committee highlights

Corporate governance

•   monitored governance trends and emerging issues

•    received an update on TMX and ICD initiatives to update corporate governance guidance

•   reviewed and recommended to the board approval of revisions to our governance guidelines

•   reviewed director independence and conflicts of interest

•   assessed the size, composition, and mandates of the board and board committees

•   recommended the name and mandate change of the reserves oversight committee mandates

•   reviewed, and recommended to the board for approval, updates to committee to the technical committee, and appointment of a board member to fulfill the role of committee chair

•   reviewed and recommended for board approval, revisions to the competency and attribute matrix

•   reviewed the board’s diversity policy

•   reviewed the board’s succession planning

•   oversaw our director education program

•   oversaw orientation for the new director and new chair of the technical committee

•   reviewed the board budget and recommended it to the board for approval

Risk oversight

•   oversaw our risk program

•   monitored governance-related risks

•   received and reviewed an annual report on security of the board portal

•   oversaw political donations

Board and committee assessments

•   oversaw the performance and effectiveness assessment of the board of directors

Governance disclosure

•   reviewed third-party governance ratings

•   reviewed governance disclosure for this management proxy circular

Catherine Gignac
(chair since May 2021)

Leontine Atkins Ian Bruce Donald Deranger Kate Jackson

2021 meetings	2021 attendance
4	100%

100%
Independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

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Safety, health and environment committee

Key responsibilities

The safety, health and environment committee supports the board in fulfilling its oversight responsibilities regarding safety, health and environmental matters.

2021 Committee highlights

Overseeing and assessing policies and management systems

•   oversaw our compliance with all relevant safety, health, environment and quality (SHEQ) legislation and our SHEQ policy and programs

•   received reporting on the annual review of Cameco’s management system measures in accordance with the Cameco management system

•   received reports on management’s benchmarking of our policies, systems and processes and monitored them against industry best practice

Monitoring and assessing performance

•   reviewed findings of safety, health and environment (SHE) audits, action plans, and results of investigations into significant events

•   monitored metrics and leading indicators implemented to drive continued improvements to our safety performance

•   reviewed the annual SHE budget to ensure sufficient funding for compliance

•   determined the SHEQ measures and results for executive compensation and related impact

•   monitored trends, significant events and emerging issues through reports from management

Risk and ESG oversight

•   received reports and presentations on enterprise risks that the committee oversees

•   received status updates on the mitigation plans for risks that the committee oversees (including safety, health and environment risks and other material risks within the committee’s mandate)

•   reviewed, and recommended to the board for approval, amendments to our SHEQ policy

•   received regular reporting on the company’s sustainability and ESG disclosure and reporting

Jim Gowans
(chair since May 2015)

Ian Bruce Donald Deranger Kate Jackson Don Kayne

2021 meetings 4 100% Independent	2021 attendance 100%

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

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Technical committee (formerly reserves oversight committee)

Key responsibilities

The reserves oversight committee supports the board in fulfilling its oversight responsibilities regarding estimating and disclosing mineral reserves and resources.

With an increased focus on emerging technological, technical and operations matters, the board approved a name change and expanded mandate for this committee. The technical committee has the additional responsibility for major technological, technical and operations matters, and oversight of cybersecurity risk has been moved from the human resources and compensation committee to the technical committee effective January 1, 2022.

2021 Committee highlights

Estimating mineral reserves and resources

•   confirmed our qualified persons for estimating our mineral reserves and resources

•   performed the due diligence process for the year-end reserves and resources reporting

•   reviewed management’s annual reserves and resources report and annual reconciliation of reserves to mine production and recommended them to the board for approval

•   received management reports on internal controls and procedures regarding mineral reserves and resources reporting

Disclosing mineral reserves and resources

•   monitored industry standards and regulations on estimating and publishing mineral reserves and resources information, and related issues and developments through reports from management

•   received reports from the leading qualified person on the mineral reserves and resources estimates and confirmed that the information has not been restricted or unduly influenced

•   received confirmation from the leading qualified person and chief operating officer that the information is reliable and that we will publish mineral reserves and resources estimates according to securities laws and regulations that apply to us

•   received confirmation from the leading qualified person that our disclosure controls for disclosing mineral reserves and resources estimates comply with industry standards

•   received a presentation by CSA Global Advisors on the external audit of mineral reserves and resources estimation at Reynolds Ranch and received updates on Cameco’s implementation plan relating to findings of the audit

Risk oversight

•   received reports on enterprise risks that the committee oversees

•   received status updates on the mitigation plans for risks that the committee oversees (including mineral reserves and resources risks and other material risks within the committee’s mandate)

Kate Jackson
(chair since August 2021)

Leontine Atkins Ian Bruce Donald Deranger Jim Gowans Catherine Gignac (held chair position until August 2021)

2021 meetings 2	2021 attendance 100%
The committee met separately with the leading qualified person at every meeting.

100%
Independent

The committee reviewed its mandate and is satisfied that it carried out its duties and responsibilities.

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Our corporate governance

Key governance policies and practices

✓	Independent board. Eight of our nine nominated directors (89%) are independent.

✓	Non-executive chair leads the board. We maintain separate chair and CEO positions and have had a non-executive, independent chair of the board since 2003.

✓	Share ownership. We require our directors and executives to own shares, or have an equity interest, in Cameco to align their interests with those of our shareholders and share ownership is disclosed.

✓	Majority voting for non-executive directors. The board adopted a majority voting policy in 2006.

✓	Strong risk oversight. The board and committees oversee our risk management program and strategic, financial, operational and ESG risks.

✓	Formal assessment process. The directors assess the board, committees and individual director performance.

✓	Independent third-party review. The director assessment process includes an independent third-party effectiveness assessment every five years.

✓	Serving on other boards. We limit the number of other public company boards our directors can serve on, and serve on together.

✓	Board refreshment, director recruitment and board succession. We have term limits and a retirement policy for directors and have added three new directors in the past five years.

✓	Diverse board. Our board has a diverse mix of skills, background and experience – 33% of this year’s director nominees are women and one nominee is Indigenous.

✓	Independent advice. Board committees have full authority to retain independent advisors to help them carry out their duties and responsibilities.

✓	Code of conduct and ethics. Directors, officers and employees must comply with our code of conduct.

✓	Long-standing shareholder engagement. We communicate openly with shareholders and other stakeholders.

✓	Say on pay. We have held an advisory vote on our approach to executive compensation every year since 2010.

✓	Advance notice by-law. The opportunity for a shareholder to make a director nomination and have them included in the management proxy circular for the annual meeting.

x	No overboarding of directors. No director sits on more than four other public company boards.

x	No stock option awards for directors.

How the board operates

The board is responsible for overseeing management and our strategy and business affairs. Its goal is to ensure we operate as a successful business, optimizing financial returns while effectively managing risk.

The board encourages open dialogue and works within a climate of respect, trust and candour. The board fulfills its duties by:

•   maintaining a governance framework that establishes broad areas of responsibility and has appropriate checks and balances for effective decision-making and approvals

•   making decisions that set the tone, character and strategic direction for Cameco

Governance guidelines

The board has formal governance guidelines that set out our approach to governance and the board’s governance role and practices. The guidelines ensure we comply with the legal requirements and standards listed above, conduct ourselves in the best interests of Cameco and meet industry best practices. The guidelines are reviewed and updated regularly.

•   approving the vision and value statements and enterprise-level policies developed by management

•   regularly monitoring management, including its leadership, recommendations, decisions and execution of strategies to ensure that they carry out their responsibilities and deliver value.

The board carries out its responsibilities directly and through its five standing committees. This provides proper oversight and accountability for specific aspects of governance, risk and Cameco’s business activities and affairs,

44    CAMECO CORPORATION

and frees up the board to focus more on our strategic priorities, broader oversight of enterprise and ESG risks, and other matters (see Role of the board below and Board committees starting on page 38).

Role of the board

The company articles require our board to have between three and 15 directors. The board has decided that nine directors are to be elected at this year’s annual meeting.

Mandate

The board has a formal mandate (see Appendix B) that lists its specific duties and responsibilities including the following:

•	selecting, evaluating and, if necessary, terminating the CEO

•	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Cameco

•	strategic planning and monitoring our performance against the plan

•	succession planning and monitoring management’s performance and compensation

•	approving policies and procedures to manage our risks and overseeing management’s efforts to mitigate material risks.

The board reviews its mandate annually. Each board committee has a mandate that lists the responsibilities and duties of the committee and chair (effectively setting out the committee chairs’ position descriptions) (see Board committees beginning on page 38). Each board committee’s mandate is also reviewed annually.

Overseeing the CEO

The CEO is appointed by the board and is responsible for managing Cameco’s affairs. This includes articulating our vision, focusing on creating value, and developing and implementing a strategic plan that will help Cameco achieve its corporate vision.

Our annual objectives become the CEO’s mandate for the year, and they include specific, quantifiable goals. The CEO’s objectives are reviewed by the human resources and compensation committee and approved by the board. The CEO is accountable to the board and committees. CEO performance is assessed every year and includes assessment and feedback from all directors.

The board has established clear limits of authority for the CEO, and these are described in our delegation of financial authority policy. The board must approve several kinds of decisions, including:

•	operating expenditures that exceed the total operating budget by more than 10%

•	unbudgeted project expenditures over $10 million per transaction, or over $50 million in total per year

•	cost overruns on budgeted project expenditures that are more than $15 million per transaction, or over $50 million in total per year

•	any acquisition or disposition of assets over $10 million per transaction, or over $50 million in total per year.

The CEO position description is available on our website (cameco.com/about/governance/ceos-role).

Board oversight responsibilities

A significant portion of the board’s oversight responsibilities are focussed on strategy, ESG and risk as described below.

Strategy oversight

Oversight and guidance on Cameco’s strategy is one of the principal roles of the board. Cameco’s board collaborates with management on the planning, progress and fulfillment of our strategic goals and is actively involved each year to develop, review and update Cameco’s strategic plan. The board committees are involved in the strategic planning process and provide oversight and accountability in specific areas of our strategic priorities. The board is also focused on ensuring our strategic priorities reflect our vision and our commitment to our values: safety and environment, people, integrity and excellence.

In 2021, the board devoted time at each regularly-scheduled meeting to discuss strategic matters with management and monitor and analyze progress on our strategic plan. During these meetings, the board discussed the main risks facing the business, strategic issues, competitive developments and corporate opportunities. The board measures our progress and success in achieving our strategic plan by assessing our performance results against the annual

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corporate objectives. The board also discusses possible adjustments to the strategic plan in light of our progress and the current business environment.

The board remains focused on our strategy, which is to capture full-cycle value by:

•	remaining disciplined in our contracting activity and building a balanced contract portfolio

•	profitably producing from our tier-one assets and aligning our production decisions with our contract portfolio and market signals

•	being financially disciplined to allow us to self-manage risk, and

•

exploring other emerging and non-traditional opportunities within the fuel cycle, which align with our commitment to responsibility and sustainably manage our business and increase our contributions to global climate change solutions.

For additional information about Cameco’s strategic priorities, see the Our Strategy section of our MD&A. The company’s strategy is also discussed in our 2021 annual information circular (AIF) and 2021 annual report which are available on our website (cameco.com) and on SEDAR (sedar.com).

ESG oversight

Our commitment to sustainability starts at the top. Our board is responsible for overseeing management, strategy and the integration of sustainability and ESG principles throughout the company. The board’s goal is to ensure we operate as a sustainable business, optimizing financial returns while effectively managing risk, including ESG matters and climate-related risks.

ESG considerations are integrated in our strategic direction and our business planning processes and reporting. In 2019 we established a multi-disciplinary working group to review our approach to sustainability and ESG governance and reporting and evolving trends generally. Chaired by our Senior Vice-President and Chief Corporate Officer, the working group meets regularly and provides updates to the board and committees. One of the key outcomes was our 2020 ESG report, which reflects both Sustainability Accounting Standards Board (SASB) and Task Force on Climate-Related Financial Disclosures (TCFD) principles. The report is available on our website (cameco.com/invest/why-invest/investor-briefcase).

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ESG governance, risk oversight and disclosure are regular topics of discussion at board and committee meetings. In 2021, ESG risks that have been heightened since the start of the COVID-19 pandemic were a focus for our board. The following chart outlines the current allocation of ESG topics among the board and committees.

BOARD / BOARD COMMITTEE	ESG TOPICS

Board of directors	Business strategy Opportunity and impact of energy transition on business strategy COVID-19 pandemic

Nominating, corporate governance and risk	Oversight of the Risk Management Program Board diversity

Safety, health and environment	Regulatory compliance Occupational health and safety Radiation protection Public safety Water Tailings and mine waste Non-mineral waste Indigenous relationships Changes to climate patterns	Energy management and GHG emissions Air emissions GHG regulation and pricing Biodiversity and land Product safety Transportation safety Nuclear safeguards

Human resources and compensation	Inclusion and diversity Employee engagement Indigenous workforce	Unions

Audit and finance	Tax strategy Anti-competition Supply chain diversity spend	Anti-corruption Business ethics and integrity

Technical	Cybersecurity

The board also oversees the integration of certain ESG factors (safety performance, a clean environment and supportive communities) into our executive compensation strategy as success in these areas is critical to Cameco’s long-term success and sustainability (see page 70).

You can find more information about our performance and achievements related to ESG factors at cameco.com/about/sustainability.

Risk oversight

The nominating, corporate governance and risk committee assists the board in overseeing risk and management’s implementation of appropriate risk management processes and controls. Time is dedicated to risk identification, management and reporting at board and committee meetings. The board has a strategy session at every regular meeting to review strategic risks, which include risks to the key assumptions of our strategy. In 2021, the board continued to spend a significant amount of time considering market risk in light of the uncertainty of global trade matters and the uranium market outlook. The board also spent time discussing the supply chain disruption risk. Oversight of risk factors related to ESG matters is a core function of the board and the board spent time discussing ESG and climate-related risks as well as various other risks heightened due to the COVID-19 pandemic.

Management consults with the board on ways it is enhancing its enterprise risk oversight practices, processes and controls. Key performance indicators (KPIs) are tracked to monitor progress against the program objectives. In 2021, the enterprise risk management (ERM) group continued to focus on enhancing risk identification, management and reporting processes across the organization. Continuous improvement is a key component of the company’s risk management program and throughout the year consistency and efficiency of our program remained significant areas of focus. Management’s risk working group continued to meet regularly throughout the year, supporting the cross-functional sharing of risk identification and mitigation strategies across the company.

Risks identified throughout the organization are assessed and categorized as either functional, tactical or strategic risks.

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Functional risks – risks that are considered preventable, and are identifiable and quantifiable, with little to no direct strategic benefit. Board committees are assigned oversight of these risks and receive updates on the effectiveness of the controls mitigating those risks.

Tactical risks – risks that could threaten Cameco’s medium-term objectives. They may be external and outcomes are identifiable, but uncertainty makes them difficult to assess. These risks are also assigned to the board committees and regular updates are provided, particularly if risks change or emerging issues arise.

Strategic risks – risks that threaten the key assumptions to our strategy. They are almost always external and outcomes can vary and are difficult to quantify. Board oversight and reporting is required for these strategic risks. Examples include intolerable uranium price changes and market fundamentals, regulatory impedance, market concentration with state-owned enterprises, global geopolitical uncertainty, loss of stakeholder support for our operations, decommissioning liabilities and risks related to culture and digital innovation.

The table below shows the allocation of tactical and functional risks among the five board committees. You can read about the board committees beginning on page 38 and compensation risk management on page 65.

Committee risk oversight responsibilities

Audit and finance	Human resources and compensation	Nominating, corporate governance and risk	Safety, health and environment	Technical (formerly Reserves oversight)

Oversees financial risks, such as foreign currency, tax, counterparty and credit exposure risks, risks related to achieving economic value from our assets and risks related to supply chain disruptions	Oversees compensation, talent management and succession	Oversees governance risks	Oversees safety, health and environmental risks related to our operations, including climate-related risks	Oversees risks related to technological and technical matters such as the estimating of our mineral reserves, risks related to resuming production at our McArthur River and Key Lake operations and cybersecurity risks

Our AIF and annual report include more information about the risks relating to Cameco. The 2021 AIF and the 2021 annual report are available on our website (cameco.com) and on SEDAR (sedar.com).

Risk management

Our risk policy sets out a broad, systematic approach to identifying, assessing, reporting and managing the significant risks, including ESG risks, we face in our business and operations. We review this approach annually to ensure that it continues to meet our needs. Cameco’s ERM program involves all aspects of our business and follows the framework of ISO 31000: Risk Management – Guidelines. We use a common risk matrix throughout the company to assess and evaluate risks and consider any risk to be an enterprise risk if it has the potential to significantly affect our ability to achieve our corporate objectives or strategic plan. These risks are validated and ranked by senior management and the top risks are monitored and reported on to the board and committees over the next year. Senior management receives regular risk updates and also reviews our progress in managing the top risks.

Our strategic planning and budgeting process includes management’s decisions to accept, mitigate or transfer identified risks. Employees throughout the company take ownership of the risks specific to their area and are responsible for developing and implementing the controls to manage and re-assess risk, including ESG risks. We have a mature ERM framework that captures emerging and evolving risk factors in these areas. You can read more about enterprise risk management in our 2021 MD&A and annual information form. Both documents are available on our website.

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Information technology security

We protect our systems, information and physical assets through a cybersecurity program that aligns with the National Institute of Standards and Technology Cybersecurity Framework and implement applicable security controls and benchmarks from the Center for Internet Security. We also work regularly with government organizations, such as the Canadian Centre for Cyber Security which provides regular updates on emerging issues. We have a well-defined incident response process in place which includes keeping external security specialist firms on retainer and having our security incident response interfaced with our corporate crisis management plans, which enables rapid response and activation of subject matter experts. Cameco does not have dedicated cyber insurance coverage.

On an annual basis, our internal audit team develops a risk-based internal audit plan, which also covers one or more cybersecurity related subjects. As part of our integrated audit, we also engage external auditors to complete reviews every year to examine our security controls and IT internal controls. We also commission third-party cybersecurity experts to complete external multistage penetration tests and use their findings to further enhance our security processes and controls. The results of the audits and penetration tests are reported to, and monitored by, the audit and finance committee and the technical committee, and the board as applicable. To date, Cameco has not suffered any significant data breaches, or any significant financial losses relating to cyberattacks, technology failure, or security breaches.

Every employee plays a role in protecting Cameco from cybersecurity threats. We work to educate and inform our workforce to recognize potential threats and help prevent cyber-related incidents. As employees join the company, we provide cybersecurity awareness training and require an annual mandatory e-learning module and sign-off that they will abide by Cameco’s policies and best practices for cyber-security compliance. We also run a contractor module, and a special module for employees who use our industrial control systems. We supplement this training with awareness campaigns, topical emails, and articles in Cameco’s weekly email news bulletin and intranet site.

The technical committee is responsible for overseeing our cyber security risk and receives regular status reports that include updates on mitigating plans and how the risk is tracked. In addition to the regular reporting to the technical committee, the board also receives a quarterly briefing from the vice-president, business technology systems that includes a cyber-security dashboard report, which provides insight into external cyber risks faced by Cameco, trending on those risks, the potential impact of the threats to our cyber security and benchmarking information. The quarterly dashboard report also includes information about the current state of key security related controls, progress of current security initiatives, and provides updates on Cameco’s security program and playbook. It highlights changes to our cybersecurity risk profile, provides a self-rating, and describes how we are responding to the external environment.

Succession planning and leadership development

The board oversees succession planning to ensure we have a pool of qualified, diverse candidates for senior management positions, and ensure that we nurture talent and attract and retain key people for our long-term success. The human resources and compensation committee is responsible for ensuring that there is an orderly succession plan for the position of the president and chief executive officer and other members of senior management, including in the event of an unforeseen emergency affecting the availability of any of these individuals.

Our leadership development focuses on building advanced competencies throughout the organization, identifying high-potential employees and preparing them to take on more senior responsibilities and executive officer roles in the future. The composition of our senior management team is a direct result of this approach.

The human resources and compensation committee reviews an assessment of the operational and leadership competencies and other characteristics the committee believes are required to effectively manage our business and implement the strategic plan as approved by the board. The assessment also covers the development of these competencies and characteristics among current candidates for the CEO role and other officer roles in the organization. The human resources and compensation committee reviews succession planning for other senior management positions annually, and involves the audit and finance committee when reviewing the succession plan for the CFO, controller and senior finance roles. The board reviews the management succession plan and has the opportunity to meet high-potential employees through board presentations and informal social gatherings, such as board events/dinners and site visits.

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Commitment to inclusion and diversity

Our formal commitment to inclusion and diversity is communicated company-wide through our value statements. We understand the value of a diverse workforce and we embrace, encourage and support workplace inclusion and diversity. Members of a diverse workplace bring new ideas, perspectives, experiences and expertise to the company. Our diversity vision is to create a work environment where inclusion is the goal, and a diverse and representative workforce is our measure of success. Our people policy sets out our commitment to developing and supporting a flexible, skilled, stable and diverse workforce, and acting to eliminate racism wherever it exists. The policy is supported by multiple corporate human resource programs, standards and practices, including giving preference to Residents of Saskatchewan’s North (RSNs) for employment opportunities in our northern Saskatchewan operations. The policy is available on our website at cameco.com/about/governance/policies-programs.

Diversity is an important factor in our ability to continue to innovate, manage change and grow as a respected industry leader and employer of choice. We implemented a number of initiatives in 2021 to make continued progress in achieving our long-term inclusion and diversity plan.

We want a culture where each of our workers feels welcome, valued and an integral part of the team. We recognize that to successfully progress towards this culture, we must engage members of the workforce throughout the journey. In 2021 we established an Inclusion and Diversity committee to champion this diversity work. Members were drawn from across the organization, helping us engage the workforce through open and respectful communication, advocating, leading and supporting change, and generating awareness and increasing understanding of the benefits of inclusion and diversity. The committee reports to the President and CEO and the Senior Vice-President and Chief Corporate Officer.

Indigenous workforce

Cameco is a large employer of First Nations and Métis people and our Indigenous employees make up almost 48% of the workforce at our northern Saskatchewan operations. In order to continue to build and sustain our Indigenous workforce, we offer strong support and development opportunities for our Residents of Saskatchewan’s north (RSN) employees, the majority of whom are Indigenous. This includes our talent acquisition and development practices, collaboration and participation agreements with northern communities and our community liaisons located in northern Saskatchewan. We also have a dedicated team of employees in our stakeholder and sustainability relations department at our head office in Saskatoon and human resources representatives at our four northern Saskatchewan operations and corporate office who focus their efforts on supporting our RSN employees. See our STI scorecard for details about our 2021 compensable objectives relating to the development of our RSN and Indigenous workforce.

Women in leadership

Cameco is committed to putting women in leadership at the forefront of our inclusion and diversity agenda. In 2021, we undertook several initiatives to increase women in leadership:

•	reviewed and updated recruitment practices to ensure women in non traditional roles are given preference and prioritized

•	introduced multi-level evaluators in the recruitment process to mitigate potential biased decision making

•	updated jobs postings to ensure more inclusive, gender neutral language is used to attract more a diversity of applicants

•	developed an inclusive language guide to help bring awareness to masculine and feminine words. This will help with the use of more inclusive, gender neutral language

•

to help ensure qualified women are not disadvantaged in recruitment and developmental opportunities, encouraged a broader view of job qualifications to challenge the idea that “more” does not necessarily mean better

•	formally re-introduced Cameco’s Inclusion and Diversity committee with representatives from in scope and out of scope roles from all equity groups throughout our Canadian operations

•	conducted an audit of our facilities in Canada and the US to determine availability and adequacy of personal protective equipment and facilities for women

•

prepared an internal diversity dashboard which assists with decision making during recruitment and development and includes diversity metrics that allow us to measure our progression towards a more equitable workplace

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•	ongoing review of pay equity and job promotion/progression processes to ensure they are free of gender bias.

We have one executive officer who is a woman, representing 20% of the executive officers, and four women who are vice-presidents, together representing about 28% of our senior management team, up from 25% five years ago. Of our total workforce of 2,020, 500 employees (25%) are women.

Our succession planning framework is designed to build advanced competencies throughout the organization and to identify high-potential employees, including women, and prepare them to take on executive roles in the future.

We have been providing internal on-demand coaching and team development sessions, and have been facilitating our “Building our Future Together” cultural workshop to engage small groups of employees across the organization in discussions about the culture we are working towards, as we continue to redesign our leadership development program. Our new Digital Learning Centre will increase access to training and improve collaboration, efficiency, continuous improvement and overall employee development as we move further into a digital environment.

Most executive officer appointments are internal candidates, developed and promoted through our succession planning process. We strive for a complement of executive officers who are women and that at a minimum reflects the proportion of women in our workforce. We expect that our long-term inclusion and diversity plan will result in more women being identified and prepared for senior level positions at Cameco.

Diversity of senior management

We have a diversity plan with specific objectives each year to improve workplace diversity. We have not set targets for the representation of women, individuals with an Indigenous heritage, persons with disabilities or members of visible minorities among our executive officers. One (20%) of our executive officers is a woman and a visible minority. None of our executive officers has self-identified as Indigenous or a person with a disability.

A diverse senior management team is our goal and considered when addressing succession. We consider the representation of women, members of visible minorities, individuals with an Indigenous heritage and persons with disabilities when planning for leadership succession appointments of executive officers. Our current processes are helping us evaluate how to remove barriers to increase participation and representation and, ultimately, increase representation of these four groups. We expect the work we are doing will lead to qualitative and quantitative measures to assess the effectiveness of management’s actions.

The table below shows the change in gender diversity at Cameco over the past three years:

(as at December 31)	Women
	2021	2020	2019

All employees	25%	25%	25%

Directors and above	21%	23%	23%

Vice presidents and above	28%	28%	28%

Senior executive team	20%	20%	20%

Internal controls

The board and committees are responsible for monitoring the integrity of our internal controls and management information systems.

The audit and finance committee oversees the internal controls, including controls over accounting and financial reporting systems, and receives regular reports on internal controls from management. This oversight provides reasonable assurance of the reliability of our financial information and the safeguarding of assets.

The internal auditor reports directly to the audit and finance committee chair and updates the committee quarterly, while the CFO makes quarterly presentations on our financial results and forecasts to the audit and finance committee and the board.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting to provide reasonable assurance that public reporting of our financial information is reliable and accurate, that our transactions are appropriately accounted for, and that our assets are adequately safeguarded. Management evaluates the effectiveness of our system of internal control over financial reporting.

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Our expectations of directors

We expect each member of the board to act honestly and in good faith, and to exercise business judgment that is in Cameco’s best interest. We expect directors to bring their skills, experience and functional expertise to the board and to draw on a variety of resources to support their decision-making, including materials prepared by management, their own research and business experience, independently-prepared media reports on Cameco and the industry, and knowledge gained from serving on other boards.

We also expect each director to:

•	comply with our code of conduct and ethics and governance guidelines

•	promptly report any perceived, potential or actual conflict of interest

•	develop an understanding of our strategy, business environment, operations, performance, financial position and the markets we operate in

•	diligently prepare for each board and committee meeting

•	attend all board meetings, their committee meetings and the annual meeting of shareholders

•	actively participate in each meeting, and seek clarification from management and outside advisors to fully understand the issues

•	participate in our board education program

•	participate in the board, committee and director assessment process.

Code of conduct and ethics

Our code of conduct and ethics sets out how we uphold our value of integrity, and it applies to all employees, officers and members of Cameco’s board and subsidiary boards. The code describes our principles and guidelines for ethical behaviour at Cameco and with our shareholders, our communities and all our stakeholder groups.

We strive to create an environment where our employees live our values every day. Our code promotes the highest levels of personal conduct and ethical standards in compliance with applicable law, while promoting a spirit of fairness and honesty. The code promotes respect for privacy and confidential information and fosters open and honest communication and disclosure.

Our values define our culture and provide a framework for who we are, how we behave as we strive to achieve our purpose, and how we maintain an excellent reputation. The values we live by each day are organized according to the following four core themes.

SAFETY AND ENVIRONMENT	INTEGRITY

• The safety of people and protection of the environment are the foundations of our work. All of us share in the responsibility of continually improving the safety of our workplace and the quality of our environment.

• We are committed to keeping people safe and conducting our business with respect and care for both the local and global environment.

• Through personal and professional integrity, we lead by example, earn trust, honour our commitments and conduct our business ethically.

• We are committed to acting with integrity in every area of our business, wherever we operate.

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PEOPLE	EXCELLENCE

•  We value the contribution of every employee and we treat people fairly by demonstrating our respect for individual dignity, creativity and cultural diversity. By being open and honest, we achieve the strong relationships we seek.

•  We are committed to developing and supporting a flexible, skilled, stable and diverse workforce, in an environment that:

•   attracts and retains talented people and inspires them to be fully productive and engaged

•   encourages relationships that build the trust, credibility and support we need to grow our business

•  We pursue excellence in all that we do. Through leadership, collaboration and innovation, we strive to achieve our full potential and inspire others to reach theirs.

•  We are committed to achieving excellence in all aspects of our business.

The code provides guidance on the most relevant issues related to business ethics, such as corruption, competition law and antitrust violations, and conflicts of interest, and is supported by our global anti-corruption and respectful workplace programs. Through our code and these programs, we have implemented several compliance measures, such as compliance training, confidential reporting channels and business ethics awareness.

Our governance and compliance structures and processes include the following:

•	our code details our high ethical standards, which are embedded in our internal training programs

•

compliance professionals throughout the organization follow legislative, governance, regulatory and compliance rules, trends and best practices and strive to maintain a high level of good governance and a compliance mindset across Cameco

•	robust policies and reporting mechanisms include an ethics (whistleblower) hotline and incident reporting procedures that protect anonymity and confidentiality

•	our privacy officer provides guidance to the company on privacy matters

•	strict policies on conflicts of interest, disclosure of material information and insider trading.

We review the code every year and promptly communicate any changes. New employees and board members receive training on the code and must certify when they join the company or the board that they will comply with the code. Directors and employees declare any actual, potential or perceived conflict of interest, and plans are put in place to mitigate any potential conflicts.

Directors, officers and employees who have senior management responsibilities or work in supply chain management, internal audit, investor relations, finance/treasury/tax, business technology services, marketing, corporate development, legal or human resources and our executive offices undergo special online training on the code and complete a declaration form every year. The training is on key issues such as fraud prevention, privacy matters, acceptable gifts and invitations from vendors, and respectful workplace matters. In 2021, all employees completed the online training on the code and completed a declaration.

Employees are encouraged to discuss any concerns or potential violations of the code with their supervisor, manager or human resources representative, or notify the legal or internal audit departments or any member of the executive team. If they are uncomfortable doing so, or if they are not satisfied with the action taken to address their concerns, anyone, at any time, can report a concern or violation of the code confidentially and anonymously online, by phone or by mail through our ethics (whistleblower) hotline.

Our conduct and ethics committee reviews concerns and investigates ethics-related matters under the direction of the audit and finance committee. The audit and finance committee reviews concerns relating to senior management and directors, and reports to the board on Cameco’s compliance with the code.

We are committed to respecting human rights and treating all employees fairly, including providing a harassment-free work environment. We have employee training and protocols for preventing, reporting and addressing

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harassment and prohibit retaliation against employees who raise concerns or complaints in good faith. All employees also receive mandatory training on a respectful workplace and unconscious bias.

Avoiding conflicts of interest

Directors do their best to avoid situations where their interests might conflict with their duty to act in Cameco’s best interest. Each director must promptly report a potential, perceived or actual conflict of interest to the corporate secretary and not participate in any discussions or decisions about the matter.

The corporate secretary maintains a list of issues and potential conflict situations and monitors them on an ongoing basis. The corporate secretary helps identify when actions may be desirable and consults with legal counsel as necessary to determine whether a director has a conflict.

Related party transactions

The code requires directors, officers and employees to report any related party transactions. In 2021, there were no material conflicts of interest or related party transactions reported by the board, the CEO or other senior executives.

Our corporate governance guidelines require a director to promptly inform the corporate secretary if an actual, potential or perceived conflict of interest arises. The corporate secretary will bring the matter to the attention of the nominating, corporate governance and risk committee right away for review and recommendation to the board.

If a director has an actual, potential or perceived material interest in a transaction or agreement involving Cameco, they do not participate in any committee or board discussions or decisions related to the possible conflict. Any transactions between Cameco and its officers or directors, other than routine transactions and situations arising in the ordinary course of business consistent with past practice, are reviewed by the audit and finance committee.

A conflict of interest and mitigating plans must be approved by the board upon the recommendation of audit and finance committee. If a situation arises between scheduled committee meetings, the chair of the committee has the authority to review the transaction or situation and report the results to the committee at its next meeting.

The board also reviews related party transactions when it conducts its annual review of director independence. The nominating, corporate governance and risk committee reviews any potential conflicts of interest involving a director for the purpose of determining independence and assesses whether such conflict limits or impairs the role of the director, and makes recommendations to the board respecting directors for nomination and election. The nominating, corporate governance and risk committee reviews the definition of independent director and related definitions to assist in making determinations as to the independence of directors.

Our internal audit, accounting, human resources and legal departments review any declared conflicts of interest or related party transactions reported by officers and employees, as applicable.

Serving on other boards

We believe that directors must be able to commit the necessary time to effectively serve on our board. This means they must devote sufficient time to properly prepare for and attend board and committee meetings, understand the issues and participate in each meeting. Our directors do not serve on the boards of competitors and cannot join organizations or groups that may have adverse interests, unless they have the board’s permission. Our governance guidelines state that a Cameco director who is an active CEO can serve on a maximum of two public company boards, including their own board and Cameco’s board. Our CEO can serve on one other board with the consent of Cameco’s board. Other directors can serve on a maximum of four public company boards, including Cameco’s board. Members of our audit and finance committee cannot serve on the audit committees of more than two additional public companies without the board’s approval.

The chair of the board or the nominating, corporate governance and risk committee discusses board memberships with each director during their annual interview, including their commitment to the Cameco board and capacity to handle the board and committee workload.

Directors must advise the chair of the board, the chair of the nominating, corporate governance and risk committee, the CEO and the corporate secretary if they are considering a directorship with another public company. A director can temporarily exceed the limit by one directorship if they declare an intention to resign from, or not stand for re-election to, at least one other board as of that company’s next annual general meeting.

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Board interlocks

A board interlock occurs when directors serve together on another board. We do not currently have any board interlocks. We do not allow more than two directors to serve together on another public company board and we do not allow directors to serve together on more than two other public company boards.

Change in position

If there is a substantial change in a director’s principal occupation or business association changes, the director must promptly offer their resignation to the board chair. The board will decide whether or not to accept the resignation.

Stakeholder engagement

We recognize the importance of strong and consistent engagement with stakeholders. The long-term sustainability of our business is dependent in part on our ability to effectively build relationships with our stakeholders and work constructively with them for our mutual benefit.

Informed by best practices, our approach to engagement involves setting standards for ways to meaningfully engage with stakeholders. We are committed to having constructive and open dialogue with stakeholders throughout the year on a variety of issues, including our financial performance and business strategy, our policies on corporate governance, our executive compensation program and practices, and our approach to ESG-related matters.

Through regular, ongoing engagement, stakeholders can increase their knowledge about Cameco and we can hear their views on our practices, strategy and disclosure and answer questions so there is a shared understanding about how Cameco is creating long-term, sustainable value. We consider all feedback and have enhanced our practices and disclosure over the years as a result.

Disclosure

We provide timely, open, complete, accurate and balanced information in our disclosure documents. The audit and finance committee is responsible for overseeing our review of our disclosure controls and procedures once a year and recommending any significant changes to the board for approval.

Our disclosure committee includes members of senior management and is responsible for:

•	reviewing all news releases and public filings containing material information prior to their release

•

evaluating the design and effectiveness of our disclosure controls and procedures to make sure they continue to provide reasonable assurance that information is gathered promptly and accurately, so we can develop appropriate public disclosure that complies with legal requirements

•	providing regular updates on our public disclosure to the audit and finance committee.

Each board committee reviews the material public disclosure relevant to its mandate before the board considers it for approval:

•	the audit and finance committee reviews the annual and interim financial statements, management’s discussion and analysis (MD&A) and related news releases

•	the reserves oversight committee reviews the reserve and resource estimates and technical reports

•	the human resources and compensation committee and the nominating, corporate governance and risk committee review this management proxy circular.

The board also reviews and approves the following publicly-filed documents:

•	prospectuses

•	annual information forms

•	US Form 40-F filings

•	ESG report

•	other disclosure documents that must be approved by the directors according to securities laws, securities regulations or stock exchange rules.

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The CEO and the CFO meet regularly with investment analysts and institutional investors. Our website (cameco.com) has information for shareholders, investment analysts, media and the public. Our Investor Relations department also provides information to shareholders and responds to general questions or concerns.

You can contact our Investor Relations department by:

Phone:	306.956.6340
Fax:	306.956.6318
Email:	go to the Contact section of our website and complete the email form.

Engagement with the investment community

Our investor relations objective is to provide clear, consistent, accurate, and transparent communications to the investment community to facilitate informed investment decisions. We communicate regularly in various ways and the following is a summary of our engagement activities with the investment community:

Type of engagement	Frequency	Who engages	Who we engage with

Conference calls	Quarterly	Senior management	The investment community to discuss our progress on our strategy and the trends we are seeing in the market

Conference calls	Ad hoc	Senior management	Specific investors and the investment community generally as required to address other publicly-disclosed material company matters

Annual meeting of shareholders	Annually	Board of directors and senior management	Holders of Cameco common shares are invited to attend the annual meeting of shareholders to vote their shares and participate in the items of business

News releases	As required	Senior management	Disclose material and other information in news releases to the media throughout the year

Non-deal investor road shows	Continuous	Senior management	Individual meetings with security holders to discuss publicly-disclosed information about our business and operations, answer questions and obtain feedback

Conferences	Continuous	Senior management	Investment community to discuss our business and operations and key industry topics

Meetings, calls, discussions	As required	Investor relations	Investment advisors and institutional and non-institutional shareholders to address any shareholder-related concerns and point them to publicly-available information

Direct board and shareholder engagement	As requested	Chair of the board (and other directors as may be identified by the chair)	Significant shareholders to address specific topics and related issues

Regular meetings	Annually	Senior management	Proxy advisory firms like Glass Lewis & Co., LLC and Institutional Shareholder Services (ISS) to discuss any issues or concerns or to receive feedback on a particular matter

Ad hoc meetings as requested	As requested	Chair of the board, chair of identified committees Senior management	Shareholder advocacy groups to discuss any issues or concerns or to obtain feedback on a particular subject matter

Say on pay

We have held an advisory vote on ‘say on pay’ every year since we introduced it in 2010 and have always received strong support from shareholders. We monitor developments in executive compensation and evolving best practices to make sure our policies, programs and decisions are appropriate. We do a risk assessment of our executive compensation program every year and review our compensation programs and governance to support any changes

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to our business strategy and ensure alignment with the market and best practices. In 2021, 96.3% of the votes were in favour of our approach to executive compensation. You can write to the board or committee chair about your views on executive compensation.

How to engage with the board

You can engage with members of the board by contacting the corporate secretary at corporate_secretary@cameco.com, or by writing to us at our head office address below. You can write in confidence to the chair of the board, the committee chairs or the independent directors as a group. Send your sealed envelope to our corporate office:

Cameco Corporation 2121-11th Street West Saskatoon, SK S7M 1J3 Private and strictly confidential Attention – Chair of the board of directors	You can use this address to write to the chair of the audit and finance committee or the human resources and compensation committee – make sure you mark on the envelope to whom you are directing the letter. Envelopes will be delivered unopened to the appropriate party.

Other information

Voting results

We promptly disclose the voting results of our shareholder meetings. We will disclose the voting results on the items of business at this year’s meeting in our report on the 2022 annual meeting, which will be released shortly after the meeting. Go to our website (cameco.com/invest/2022-annual-meeting) or SEDAR (sedar.com) following the meeting to see the voting results.

Shareholder proposals

Shareholders who meet eligibility requirements under the CBCA can submit a shareholder proposal as an item of business for our annual shareholder meeting in 2023. Proposals must be submitted to our corporate secretary by January 6, 2023 for next year’s annual meeting. Shareholder proposals that comply with the CBCA requirements and are received by that date will be printed in the management proxy circular we send to shareholders next spring along with our responses.

Advance notice by-law

Shareholders who collectively own more than 5% of Cameco’s outstanding shares may nominate individuals to serve as directors and have their nominations for election included in our management proxy circular for the annual meeting by submitting a shareholder proposal in compliance with the provisions of the CBCA. We did not receive any shareholder proposals for this year’s meeting. The deadline for shareholder proposals for the 2023 annual meeting of shareholders is January 6, 2023.

Our by-laws require shareholders who wish to nominate directors to give advance notice of the nominations. These requirements are intended to provide a transparent, structured and fair process with a view to providing shareholders an opportunity to submit their proxy voting instructions on an informed basis. In accordance with the by-laws, written notice of nominations must be provided to our corporate secretary no later than 30 days and no more than 65 days prior to the date of the annual meeting and must include the information prescribed in the by-laws. Our by-laws are available on our website (cameco.com/about/governance) and are filed on SEDAR (sedar.com).

Accessing our governance and other regulatory disclosure

Our key governance documents are available on our website (cameco.com/about/governance):

• articles and bylaws	• board diversity policy

• our governance framework	• board education program

• our governance guidelines	• position descriptions for the board chair and the CEO

• our code of conduct and ethics	• director and executive share ownership guidelines

• the mandates of the board and its committees	• executive incentive compensation recoupment policy.

• definition of independent director and related definitions

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Our publicly-filed disclosure documents are also available on our website (cameco.com), and on SEDAR (sedar.com) and EDGAR (sec.gov/edgar.shtml), including:

•	2021 annual report, which includes financial information about us, as provided in the audited financial statements and MD&A for our most recently completed financial year

•	subsequent quarterly reports

•

our most recent annual information form, particularly the Governance – About the audit and finance committee section which has additional information about our audit and finance committee, the audit and finance committee mandate (in Appendix A of that document) and other information required by Canadian securities regulators

•	our code of conduct and ethics, articles of incorporation and bylaws, and the board committee mandates

•	our voting results following the annual meeting of shareholders.

Filings with the US Securities and Exchange Commission (SEC) are available under company filings on its website (sec.gov). You can request free printed copies of these documents by writing to the corporate secretary at corporate_secretary@cameco.com, or at Cameco Corporation, 2121-11th Street West, Saskatoon, SK S7M 1J3.

Compliance

Cameco is a public company and our shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). We comply with applicable corporate governance guidelines and requirements in Canada and the United States, including:

•	the corporate governance standards that apply to Canadian companies listed on the TSX

•	the requirements of the Sarbanes-Oxley Act of 2002 (SOx)

•	the NYSE corporate governance standards that apply to foreign private issuers registered with the SEC in the US.

We also voluntarily comply with most of the NYSE corporate governance standards that apply to US issuers, with the following exceptions:

•

Shareholder approval of equity compensation plans – we comply with the TSX rules, which require shareholders to approve equity compensation plans only if they involve newly issued securities. The NYSE standards require shareholders to approve the plans and any material revisions, whether or not the securities issued under the plans are newly issued or purchased on the open market, subject to a few limited exceptions

•

Appointment of auditors – we comply with the CBCA, which requires that the auditors be appointed by the shareholders at the company’s annual meeting. The NYSE standards require the audit committee be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services. However, there is an exception for foreign private issuers that are required under a home country law to have auditors selected according to home country standards. Our audit and finance committee is responsible for evaluating the auditors and recommending the appointment of the auditors to the board, who recommends the appointment to shareholders.

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Executive compensation

Message from the Chair of Human Resources and Compensation Committee	60
Compensation discussion and analysis	62
Our 2021 named executive officers	63
Compensation governance	64

• Independent advice	64

• Compensation risk management	65
Compensation decision-making process	67
Our approach to executive compensation	68

• Compensation comparator group	68

• Target compensation	69

• Share ownership requirements	69

• Alignment with our strategy and ESG performance	70
Compensation components	71

• Base salary	72

• Short-term incentive (STI) plan	72

• Long-term incentive (LTI) program	74

• Pension	77

• Benefits	77
2021 Performance and compensation decisions	78

• Market context	78

• Share performance	81

• 2021 Compensation decisions	82
CEO compensation summary	89
2022 Compensation decisions	92
2021 Compensation details	93
Summary compensation table	93
Incentive plan awards	95

• Options exercised and value realized during the year	96
Equity compensation plan information	97

• Burn rate	97

• Additional plan details	97
Pension benefits	98

• Defined contribution plan	98

• Supplemental executive pension	98

• Early retirement	99

• Executive pension value disclosure	99
Loans to executives	100
Termination and change of control	101

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Message from the Chair of the

Human Resources and Compensation Committee1

Dear Shareholder,

On behalf of the human resources and compensation committee and the board, I am pleased to discuss our approach to executive compensation and provide insights to this year’s executive compensation decisions.

The human resources and compensation committee oversees all aspects of executive compensation, succession planning and leadership development. Detailed information about Cameco’s compensation philosophy, pay-for-performance program, 2021 results and compensation governance is included in the compensation discussion and analysis that follows this letter.

Our approach to compensation

Our compensation program supports Cameco’s vision of energizing a clean-air world. The program is designed to link strategy and performance with compensation and align the interests of our executives and shareholders. It links a significant portion of executive pay – including equity-based compensation – to the achievement of objectives that focus the executive team on Cameco’s long-term success and sustainability.

The committee reviews Cameco’s strategy and business plan and recommends performance measures and targets to the board that reflect Cameco’s four measures of success – outstanding financial performance, a safe, healthy and rewarding workplace, a clean environment, and supportive communities. The committee uses these measures and targets to assess corporate and executive performance and make compensation decisions, including the payouts of incentive awards.

2021 Performance and compensation

2021 was another challenging year with the COVID-19 pandemic. Despite this, Cameco executed on all strategic fronts: operational, marketing and financial, and did so while prioritizing the health and safety of workers and people in the communities where we operate. Both the committee and the board acknowledge and appreciate the strong efforts of Cameco’s leadership team in effectively navigating the challenges and uncertainty associated with the second year of the COVID-19 pandemic.

Cameco’s executive compensation program supports our strategic plan, and measures based on our corporate objectives form the targets for our short-term incentive plan. They are grouped into our four measures of success, reflecting a holistic approach to performance that includes both financial and ESG measures. We believe that each is integral to Cameco’s overall success and that together they will ensure Cameco’s long-term sustainability.

Performance share units (PSUs) reward absolute and relative out-performance over a three-year period and provide value aligned with Cameco’s share price. Current measures for our PSUs are focused on revenue and operations. These measures align management’s compensation with the ability to improve corporate performance over a three year-period so that management continues to maintain a balanced, longer-term focus on delivering value.

Incentive compensation results

The 2021 short-term incentive corporate performance multiplier was 101.3% and reflects:

•	financial performance that was between threshold and target

•	safety performance at target, reflecting the best safety performance in Cameco’s history for the fourth year in a row

•	excellent progress in enhancing skills and providing training for Residents of Saskatchewan’s North (RSNs)

•	environmental performance at target, mitigating environmental risks in each area of our operations.

2019 PSU awards vested on December 31, 2021 and paid out at 146.8%, reflecting above target performance for the Cameco three-year relative realized price of uranium and lower all-in sustaining costs, plus top quartile (86th percentile) three-year relative total shareholder return (TSR) compared to the companies in the TSX 60.

[1]

This message from the chair of the human resources and compensation committee contains forward-looking information and is based upon the assumptions and subject to the material risks described at pages 2 through 4 of our 2021 MD&A. Actual outcomes for future periods may be significantly different.

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President and Chief Executive Officer (CEO) compensation

The committee uses a robust assessment process for evaluating CEO performance and incorporates feedback from all board members before making its recommendations on CEO pay to the board.

A significant component of CEO compensation is at risk and is contingent on performance. Tim Gitzel did not receive a salary increase in 2021, at his request. His 2021 short-term incentive award was $1,414,000, reflecting target corporate performance and continued strong individual performance and leadership during another very challenging year. Tim continues to demonstrate exemplary leadership, helping Cameco to navigate considerable challenges while executing on all strategic fronts, strengthening the company’s balance sheet, and positioning Cameco to achieve its vision of energizing a clean-air world. Importantly, he continues to lead the company in a manner that retains trust and credibility with our investors and key stakeholders.

Looking ahead to 2022

The committee regularly reviews Cameco’s compensation program and practices and makes adjustments both to support Cameco’s needs and align with market trends and best practices. Performance measures for both short- and long-term incentive plans are linked to our strategic plan and reward long-term success. Every year Cameco’s measures are scrutinized and tested to ensure stretch within the program. This includes a thoughtful examination of threshold, target and maximum levels for all measures.

The 2022 short-term and long-term incentive targets align with our strategy and four measures of success and focus on:

•	financial and operational performance

•	delivering cash flow, managing costs, and preserving revenue in a tough market environment

•	protecting the value of our sales contract portfolio

•	reducing costs

•	keeping people safe

•	protecting the environment

•	providing support to and securing support from our communities.

Base salaries for each named executive will increase 3% in 2022 following careful consideration of external market projections and pressures, and comparison of Cameco’s salaries to those of our peers.

We are confident that Cameco’s compensation program is effective, links pay to performance and aligns with Cameco’s vision of energizing a clean-air world. We remain focused on taking advantage of the long-term growth we see coming in our industry, while maintaining our ability to respond to market conditions as they evolve, all while keeping our workers and their families and communities safe.

The committee continues to oversee succession planning to ensure effective development of leadership talent and an orderly transition to officer roles as required. We also continue to focus on diversity as an important factor in Cameco’s ability to continue to innovate, manage change, and grow as a respected industry leader and employer of choice.

Thank you for your support

In keeping with our ongoing commitment to good governance and regular shareholder engagement, we are holding our annual “say on pay” advisory vote at our 2022 annual meeting. Last year shareholders voted 96.3% in favour of our approach to executive compensation. We are encouraged by the consistently strong support we receive from shareholders and value all feedback on executive compensation and other governance matters.

In closing, I would like to express my confidence in Cameco’s future prospects. I look forward to my continued service as committee chair and working on human resources and compensation matters that are such an important aspect of Cameco’s success.

Sincerely,

Don Kayne

Chair, Human Resources and Compensation Committee

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Compensation discussion and analysis

The human resources and compensation committee ensures our executive compensation program is competitive, based on sound decision-making, pays for performance, motivates and attracts talent, and focuses on creating long-term value.

WHAT WE DO

✓	Pay for performance. 83% of the compensation for the CEO is at-risk pay – it is variable, contingent on performance and not guaranteed

✓	Share ownership. We require our executives to own equity in Cameco, and to acquire additional shares using the proceeds from redeeming or exercising vested equity awards until they have met their target ownership

✓	Performance based vesting. 60% of the long-term incentive vests at the end of three years based on our absolute performance and relative average realized uranium price

✓	Benchmarking. We benchmark executive compensation against a size and industry appropriate comparator group and target compensation at the median of the group

✓	Caps on incentive payouts. Our STI and PSU plans cap payouts. The human resources and compensation committee and the board cannot use their discretion to exceed the caps

✓	Stress testing and back testing. We stress test different scenarios to assess appropriateness of pay and avoid excess risk-taking, and the committee considers long-term incentive awards previously granted when granting new awards

✓	Clawbacks. Our clawback policy applies to all named executives and all incentive compensation awarded

✓	Independent advice. The committee receives compensation advice from an independent advisor

✓	Disclosed realized and realizable pay. The value ultimately realized from a long-term incentive award can be significantly different from the grant value. Share price is only one factor that affects the payout value

✓	Modest benefits and perquisites. These are market competitive and represent a small part of total executive compensation

✓	Employment agreements. Employment agreements with the named executives protect specialized knowledge, contacts and connections obtained while at Cameco

✓	Double trigger. The severance provisions in our executive employment agreements and our LTI plans have double triggers in the event of a change of control

WHAT WE DON’T DO

X	No repricing of stock options.

X	No tax gross-ups.

X	No excessive severance obligations.

X	No bonus amounts or value of equity awards included in pension calculations.

X	No hedging of shares or equity awards.

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Our 2021 named executive officers

Our 2021 named executive officers (named executives) include the chief executive officer, chief financial officer, and the next three most highly compensated officers at December 31, 2021.

Name and title	Background and experience

Tim Gitzel President and Chief Executive Officer

Tim Gitzel was appointed president and chief executive officer on July 1, 2011 and has over 25 years of senior management experience in the uranium sector. He previously served as senior vice-president and chief operating officer at Cameco.

Prior to joining Cameco, Tim was executive vice-president, mining business unit for Orano (formerly AREVA) in Paris, France, where he was responsible for global uranium, gold, exploration and decommissioning operations in 11 countries. See the director profile on page 20 for his complete biography.

Grant Isaac Senior Vice-President and Chief Financial Officer

Grant Isaac was appointed senior vice-president and chief financial officer on July 1, 2011 and has executive oversight responsibilities for finance, tax, treasury, investor relations, strategy and risk, and marketing. Grant was previously senior vice-president, corporate services from 2009 to 2011.

Prior to joining Cameco, Grant was a professor at the Edwards School of Business, University of Saskatchewan beginning in 2000 and was appointed as the Dean of the Edwards School of Business in 2006. Grant earned a BA (economics) and an MA (economics) from the University of Saskatchewan and a PhD from the London School of Economics.

Brian Reilly Senior Vice-President and Chief Operating Officer

Brian Reilly was appointed senior vice-president and chief operating officer on July 1, 2017 and has executive oversight responsibilities for our fuel services division, mining operations, technical services and operational excellence. He was previously vice-president, mining, projects and technology. Brian’s career at Cameco began at Cameco Australia in 2011 where he was managing director responsible for strategic vision, planning and overall direction.

Prior to joining Cameco, Brian held the position of president & CEO of Titan Uranium and previous positions with Orano (formerly AREVA), including vice-president human resources and industrial relations. At Orano, Brian was responsible for coordinating and developing the KATCO project in Kazakhstan and the Kiggavik project in Nunavut.

Alice Wong Senior Vice-President and Chief Corporate Officer

Alice Wong was appointed senior vice-president and chief corporate officer in July 2011 and has executive oversight responsibilities for human resources, safety, health, environment, quality, regulatory relations, business technology services, supply chain management, internal audit and corporate ethics.

Alice’s career with Cameco spans 35 years. Previous roles include vice-president safety, health, environment, quality and regulatory relations where she led the company through an increasingly complex regulatory world with a focus on operational excellence. She also held leadership positions in corporate responsibility, communications, community investment, government relations and investor relations and has experience in marketing, corporate development and strategic planning. Alice has been a member of the board of Hecla Mining Company (NYSE:HL) since February 2021.

Sean Quinn Senior Vice-President, Chief Legal Officer and Corporate Secretary

Sean Quinn was appointed senior vice-president, chief legal officer and corporate secretary on April 1, 2014. Sean has executive oversight responsibilities for legal, corporate development, exploration and our Kazakh joint venture. Sean was previously vice-president, law and general counsel from 2004 to 2014.

Sean’s career with Cameco spans almost 30 years. As legal counsel, he has been at the forefront of Cameco’s major international business deals, including acquisition of uranium operations in the US, the formation of JV Inkai in Kazakhstan, the spinoff and eventual divestiture of Cameco’s gold business to Centerra Gold Inc., and the acquisition of Kintyre and Yeelirrie uranium deposits in Australia. He served on the board of Bruce Power from 2007 to 2014, representing Cameco’s investment.

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Compensation governance

The board has ultimate responsibility for compensation at Cameco. It oversees our compensation policies and practices and assesses compensation based on balanced short- and long-term performance, relative to pre-determined measures for financial performance, operational excellence and sustainability. The board can use its discretion to reduce compensation or, subject to certain limits, adjust compensation upward.

The human resources and compensation committee assists the board in overseeing our human resources policies and programs, executive compensation, succession planning, pension plans and director compensation. The committee reviews all policies and programs relating to executive compensation, which involves:

•	establishing the annual corporate objectives to assess performance

•	determining the base salaries, short-term incentive awards and long-term incentive awards

•	evaluating performance

•	reviewing and recommending executive compensation to the board for review and approval.

The committee is qualified, experienced and 100% independent. It has four members of varying tenure. Don Kayne serves as committee chair and brings strong executive compensation, risk management, governance and CEO experience to the role. Other committee members have strong backgrounds in finance, risk oversight, governance and executive compensation. You can read more about the committee members in their director profiles starting on page 15.

Years on committee

Don Kayne (chair)	5

Daniel Camus[1]	10

Kate Jackson[2]	4

Ian Bruce[1,2,3]	7

Expertise of committee members

Business and industry experience	4 of 4

Executive compensation experience (as a senior executive, managing partner or member of the compensation committee of other public companies)	4 of 4

Governance background	4 of 4

Risk oversight experience	4 of 4

Executive leadership	4 of 4

1.	Audit and finance committee members.

2.	Nominating, corporate governance and risk committee members.

3.	Ian is a member of all committees. He was chair of the human resources and compensation committee prior to taking on the role of board chair.

Independent advice

Meridian Compensation Partners (Meridian) serves as the human resources and compensation committee’s independent consultant, a role it has fulfilled since December 2011. Management retains a different external consultant as a general resource on human resources and other matters and Mercer serves as management’s consultant.

The committee considers the independence of its compensation consultant, and reviews all fees and the terms of consulting services to be provided by the independent consultant. The committee reviewed Meridian’s 2021 report on independence as contemplated by the NYSE rules and is satisfied with the report. It also confirmed Meridian’s independence.

The committee considers recommendations provided by its compensation consultant and management along with other information, and is ultimately responsible for its own decisions.

Meridian assists the committee in its annual review of Cameco’s compensation program, and regularly reviews 10 aspects of our compensation programs:

•	compensation principles

•	comparator groups

•	positioning of target compensation

•	pay mix

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•	incentive plan design

•	performance measures and assessment of performance

•	share ownership

•	plan governance and risk mitigation

•	supplemental executive pension program

•	disclosure of executive compensation.

The table below shows the fees paid to Meridian in 2020 and 2021. Meridian did not provide any services to management in either year.

	2021	2020

Executive compensation-related fees	$94,743	$60,401

All other fees	–	–

Percent of work provided to the committee	100%	100%

Meridian provided a broad range of services in 2021, including:

•	a review of the comparator group

•	a compensation risk review

•	an education session on compensation and governance trends

•	a review of our executive compensation program and STI and PSU plan objectives and performance measures

•	a review of the director compensation program

•	a review of the 2021 incentive plan targets and performance against targets

•	a pay-for-performance assessment of CEO realizable pay

•	a review of the compensation discussion and analysis (CD&A)

•	consulting on numerous compensation governance matters, including clawbacks, proxy advisor positions, realized and realizable pay disclosure and ISS pay-for-performance modeling.

Compensation risk management

We mitigate executive compensation risk through appropriate oversight and compensation plan design. The human resources and compensation committee oversees compensation risk (see page 40), and Meridian conducts a compensation risk review annually for the committee.

Our compensation program:

•	is designed to encourage the right management behaviours

•	uses a company-wide balanced scorecard approach to assess performance

•	motivates appropriate risk-taking

•	avoids excessive payouts to executives and employees.

Specific corporate governance policies related to compensation program risk management include our clawback policy, share ownership requirements, and anti-hedging policy.

Meridian’s 2021 assessment concluded that Cameco’s compensation program and policies drive a balanced approach to short- and long-term risk and are not likely to have a material adverse effect on Cameco, its business or its value.

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Clawback policy

All named executives are subject to a clawback policy that applies to all incentive compensation, including any annual bonus, performance share units, restricted share units and stock options granted or received. It allows the board and the human resources and compensation committee to decide how to apply the policy and recoup the incentive compensation of the executive at fault if there is an accounting restatement due to material non-compliance with financial reporting requirements under securities laws, and the executive engaged in gross negligence, intentional misconduct or fraud which caused or significantly contributed to the restatement and was overcompensated as a result of the restatement.

Share ownership requirements

Our share ownership guidelines require executives to meet the required levels of ownership within five years of their appointment. We expect executives to hold the shares they currently own and to purchase additional shares with the after-tax proceeds from redeeming or exercising equity awards until they have met their target ownership levels (see page 69 for share ownership requirements).

Anti-hedging policy

We prohibit directors, officers and employees from using hedging strategies to offset a decrease in market value of our shares or the market value of equity awards granted as compensation.

Our securities trading guidelines prohibit:

•	trading while in possession of confidential material information

•	tipping of confidential information to anyone

•	speculative trading in or hedging of Cameco securities or related financial instruments

•	holding Cameco securities in margin accounts

•	fraudulent trading or market manipulation of Cameco securities.

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Compensation decision-making process

The board, the human resources and compensation committee and management are involved in compensation decision-making. The committee is responsible for making compensation recommendations to the board for its approval.

The chart below shows our process, the different inputs we use to determine compensation, and the flow of information, recommendations and approval by our board.

Our culture encourages management to be objective in assessing its own performance and making recommendations to the board to adjust compensation as appropriate. The compensation principles set out below were adopted by the board and guide all executive compensation decisions at Cameco.

Six compensation principles

Team	Performance	Retention

Promote executive teamwork by using incentive-based compensation that emphasizes corporate over individual performance	Base compensation decisions on corporate and individual performance, using a combination of financial, non-financial, internal and external measures, and absolute and relative performance, depending on short-term and long-term performance	Focus part of the LTI program (PSUs) on absolute and controllable performance measures to retain skilled executives

Shareholder alignment	Benchmarking	Market competitiveness

Use share ownership requirements and equity-based compensation to align executives with long-term interests of shareholders	Benchmark shareholder experience and compensation program against a comparable group of companies	Target executive compensation around the range of the market median, depending on role, experience and performance, to ensure we can attract and retain our executive talent

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Our approach to executive compensation

Our executive compensation program is based on strong principles, a disciplined process and thorough research and analysis. It has four goals:

•	attract, retain and motivate executives, who are operating in a highly-demanding, complex and competitive global business environment

•	establish a clear link between corporate performance and executive pay

•	motivate executives to create value by rewarding them when successfully achieving corporate and individual performance objectives over the short and long term

•

ensure a significant portion of total compensation is at risk, focused on business outcomes and financial and ESG performance, and is tied to share value to align the interests of executives and shareholders.

Compensation comparator group

We use national, provincial and industry compensation forecasts as a resource and benchmark Cameco’s executive compensation against a comparator group for individual compensation components and total compensation by position. Performance, scope of the role, experience and internal equity are also considered by the human resources and compensation committee when making compensation decisions.

Our objective is to have a robust and stable group of companies that are comparable by size and industry to benchmark against. We use a multi-step evaluation process to determine appropriate companies for assessing market compensation levels. The evaluation process is based on our existing criteria and focuses on companies in the resource industry (mining in particular) that are similar in size and complexity and are a relatively good fit with the overall group.

As a publicly-traded, global nuclear energy company based in Canada, we have no peers that are directly comparable, so the human resources and compensation committee, with the support of its independent consultant, has established a comparator group of companies to assess both executive and director compensation. The comparator group represents a cross-section of Canadian capital-intensive companies from different sectors that are similar by size of assets, revenue, enterprise value, and market capitalization (generally ranging from one-third to three times the size of Cameco). These companies are also in regulated or relevant industries or in complex businesses, have operations in multiple geographic locations and jurisdictions, and have their head office in Canada.

2021 Comparator group

Diversified metals and mining	Energy (oil, gas and methanol)	Utilities, energy infrastructure and power producers

Agnico-Eagle Mines Ltd.

Centerra Gold Inc.

Eldorado Gold Corporation

First Quantum Minerals Ltd.

Hudbay Minerals Inc.

IAMGold Corporation

Kinross Gold Corporation

Lundin Mining Corporation

New Gold Inc.

Nutrien Ltd.

Pan American Silver Corp.

Teck Resources Limited

Yamana Gold Inc.

	ARC Resources Ltd. Crescent Point Energy Corp. Enerplus Corporation MEG Energy Corp. Methanex Corporation Ovintiv Inc.	TransAlta Corporation

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Target compensation

We target base salaries and total compensation within a competitive range of the median of our comparator group for target performance.

The charts below show the 2021 target pay mix for total target direct compensation for our named executives, and the amount of at-risk compensation. We use financial, operational and ESG measures to assess performance for short- and long-term incentive awards.

Share ownership requirements

Share ownership is an important part of our compensation program as it aligns the interests of our executive officers with those of our shareholders. Ownership includes Cameco shares held directly or indirectly, and share equivalents such as PSUs and RSUs. The human resources and compensation committee regularly reviews and assesses our guidelines to make sure they continue to align with market practice.

Ownership guidelines by position	CEO – 4x base salary Other named executives – 2x base salary

Equity used to meet share ownership guidelines	Yes	No

•  Cameco shares that the NEO owns or is deemed to own, beneficially, directly or indirectly

•  80% of the after-tax value of unvested PSUs (not to exceed half of the ownership level)

•  The after-tax value of unvested RSUs

• Options, whether vested or unvested

All named executives are expected to achieve the required levels of ownership within five years of their appointment. If they assume a new position with a higher ownership level, they have three additional years to meet the increased level. If a named executive has not satisfied the ownership guideline within those first five years or if ownership falls below that level after that time period, they must use the after-tax proceeds from the payout of their PSU and RSU awards and the exercise of stock options to purchase additional shares until the guideline is met.

For compliance purposes, we assess share ownership annually based on the year-end closing price of Cameco common shares on the TSX or the price at the time of purchase (or share unit grant), whichever is higher.

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All of our named executives comply with our share ownership guidelines. The table below shows each named executive’s holdings for purposes of our annual compliance assessment.

		Total holdings			Value of holdings (using share ownership guideline value)	Value of holdings[1]	Multiple achieved	Compliant with share ownership guideline
			Qualifying share equivalents			Using market value at year-end

	2021 base	Cameco

Name	salary	shares	PSUs[2]	RSUs[3]

Tim Gitzel4	$1,060,900	370,035	125,134	104,261	$16,603,996	$16,532,279	15.6x	Yes

Grant Isaac	$586,400	87,185	48,204	40,162	$4,841,688	$4,841,697	8.3x	Yes

Brian Reilly	$502,400	27,959	27,959	30,983	$1,923,378	$2,396,730	4.8x	Yes

Alice Wong	$474,100	80,270	31,184	25,978	$3,812,570	$3,790,375	8.0x	Yes

Sean Quinn	$458,500	43,050	30,158	25,123	$2,637,989	$2,711,969	5.9x	Yes

1.	Based on total holdings multiplied by the closing share price of $27.58 on the TSX as of December 31, 2021.

2.

Number of qualifying PSUs for share ownership purposes, which number does not exceed number of Cameco common shares held. The qualifying PSUs are calculated assuming 80% achievement of target and are reduced to account for deducting an estimated 50% for taxes.

3.	Number of RSUs for share ownership purposes are reduced to account for deducting an estimated 50% for taxes.

4.	See Tim Gitzel’s profile on page 20 for the total number and value of the CEO’s shares and all PSUs, not just qualifying PSUs.

Alignment with our strategy and ESG performance

Our executive compensation program is directly aligned with the strategic plan, which includes ESG performance. Measures based on our corporate objectives form the basis of the compensable targets under the short-term incentive plan. Performance share units (PSUs) measure absolute and relative performance over a three-year period, with the actual payout determined by outcomes against targets based on our long-term strategic goals.

We establish corporate objectives to achieve our strategic plan, and these are approved by the board for our incentive plans every year (see our most recent MD&A, particularly the Our strategy section for more information about our strategy). We group our corporate objectives into our four measures of success:

•	outstanding financial performance

•	safe, healthy and rewarding workplace

•	clean environment

•	supportive communities.

Our four measures of success allow us to proactively address the financial, social and environmental aspects of our strategy and business. We believe that each is integral to our overall success and that together they will ensure our long-term sustainability.

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Compensation components

The chart below shows the current multi-year, strategic balance of components that make up total direct compensation for the named executives.

Stock options are no longer part of our long-term incentive mix. We stopped granting stock options in 2020 as disclosed in our 2020 management proxy circular. Previous awards were based on market competitiveness of the LTI package and other factors. Outstanding stock options have an eight-year term, with one-third vesting each year starting on the first anniversary of the grant (see Appendix C).

The following table is a summary of the components that make up total compensation.

Form	Performance period	How it is determined	Risk management features

Base salary	Fixed compensation that is competitive with the market

Cash	One year	Based on current business challenges, experience, scope of the role, market competitiveness, individual performance and internal equity.	Paid throughout the year and provides a base level certainty to named executives for fulfilling their responsibilities. Fixed pay represents 17-27% of target direct compensation for the named executives.

Short-term incentive (STI)	Variable, at-risk compensation that encourages achievement of pre-established corporate and individual performance objectives. Payout is subject to a clawback policy

Cash	One year	Focuses on specific annual objectives. Target payout based on market competitiveness and other factors. Actual payout based on corporate and individual performance.

Provides a balanced focus on short-term performance based on a pre-determined set of performance measures weighted and scored in our scorecard. Actual payout on all measures ranges from 0-200%. Targets and results are approved by the board. Targets are tested to determine the level of stretch.

Using a balanced scorecard of different performance measures reduces the risk associated with emphasizing a single (or limited) performance measure.

Long-term incentive (LTI)	Variable, at-risk compensation that encourages achievement of longer-term performance and an opportunity to receive equity-based compensation aligned with shareholder interests. Payout is tied to Cameco share performance and is subject to a clawback policy

Performance share units (PSUs)	Three-year term, with vesting at the end of three years

Focuses on longer-term objectives.

The number of PSUs granted is based on market competitiveness of the LTI package and other factors.

Payout is based on our overall absolute and relative performance and Cameco’s

Provides a focus on long-term performance based on established targets for absolute and relative measures. Three-year vesting period supports long-term decision-making and management of the business. Vesting and payouts are capped.

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Form	Performance period	How it is determined	Risk management features

		share price when the units vest. Payment is made in Cameco shares purchased on the open market, or in cash.	Stretch targets are based on challenging goals

Restricted share units (RSUs)	Three-year term, with vesting at the end of three years

The number of RSUs granted is based on market competitiveness of the LTI package and other factors.

The realized value is based on Cameco’s share price when the units vest.

Payment is made in Cameco shares purchased on the open market, or in cash.

Provides a balanced incentive to take appropriate risks. Three-year vesting period supports retention and maintains longer-term focus for decision-making and management of the business.

Pension
Defined contribution pension plan and supplemental executive pension program (defined benefit)	Ongoing	Based on market competitiveness and legislative requirements.	Tax-efficient way to provide employment benefits. Provides security for employees and their families.

Group benefits
Group insurance, health and dental coverage and income protection	Ongoing	Based on market competitiveness.	Provides comprehensive insurances and benefits to employees and their families.

Base salary

We generally target base salaries at the median of the comparator group. We review base salaries every year and compare them to similar positions in the comparator group. Then we review our corporate performance, the individual’s performance, experience and scope of the role as well as internal equity to make sure any increases are fair and balanced. Salary adjustments, if any, for our named executives normally go into effect on January 1.

Short-term incentive (STI) plan

The STI plan gives executives the opportunity to earn a cash bonus based on their success in achieving pre-established corporate and individual performance targets for the year. The STI award is based on the executives’ targets as a percentage of their base salary and actual corporate and individual performance.

Individual executive targets are set at the median of those of our comparator group. The human resources and compensation committee sets the target STI for each executive based on position, internal equity and market competitiveness. The weighting of corporate and individual performance is the same for all executives, which promotes executive teamwork and closely aligns the interests of executives and shareholders. The annual cash bonus is based on performance for the year and paid in the following year after our year-end results are released.

The table below shows the current target levels and weightings used to establish the STI award.

Position	Target 2021 STI award (% of base salary)	Corporate performance weighting	Individual performance weighting
CEO	120%	80%	20%
Senior vice-presidents	65-80%	80%	20%

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Setting STI performance measures

The board uses an additive balanced scorecard approach, establishing measures and weightings for STI performance measures every year based on the committee’s recommendation. STI performance measures are aligned with the strategic plan, and include ESG performance.

STI performance measures undergo a rigorous review process – management brings them forward to the human resources and compensation and safety, health and environment committees where they are reviewed to ensure they appropriately support our strategic plan and are achievable with significant effort. Stress testing is done on different performance scenarios and back testing of previous performance and compensation decisions to make sure decisions and outcomes are appropriate. The human resources and compensation committee then recommends the corporate objectives to the board for approval.

Non-financial objectives are weighted 50% and emphasize our balanced scorecard approach as well as our commitment to integrating ESG measures into our executive compensation. In addition, the CEO and other named executives have specific ESG-related goals as part of their individual performance measures under the STI plan. These relate to safety, clean environment, and the company’s role in supporting communities where we operate.

Measuring corporate performance and determining the corporate performance multiplier

We assess corporate performance by how well we achieve the STI performance measures that reflect our four measures of success. Cameco must meet a minimum level of performance (threshold) for each measure or the payout for that measure is 0%. Achieving target performance produces a 100% payout on a measure. The maximum payout on any STI measure is 200%.

As part of the process in determining the corporate performance multiplier, the human resources and compensation committee consults with the safety, health and environment committee on our performance related to safety, health and the environment and related corporate results. The human resources and compensation committee then brings forward a recommendation to the board.

Driving strong annual corporate performance

Our STI plan focuses on Cameco’s four measures of success, driving strong financial, operational and ESG performance directly aligned with our strategic plan.

The board can use discretion to make adjustments so that the corporate performance multiplier appropriately reflects performance and discourages excessive risk-taking when there are significant external challenges or opportunities that were not contemplated or reasonably expected when the objectives were set under the plan. The STI plan pays out at a maximum of 200% of target if performance is exceptional. The board cannot use its discretion to exceed this cap. We disclose any use of discretion, together with the rationale and the circumstance.

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Measuring individual performance

The board assesses the CEO’s individual performance. It determines individual performance measures and weightings, using the annual corporate objectives and recommendations by the human resources and compensation committee, which are based on:

•   overall corporate performance

•   implementation of the CEO’s strategies to increase long-term value

•   achievement of the CEO’s individual performance objectives.

Driving strong individual performance

Our STI plan integrates the individual performance of our named executives, focusing on strong leadership effectiveness, as a member of the executive team, their individual areas of responsibility and human capital management including employee health and wellbeing and inclusion and diversity.

The committee reviews feedback from all directors, reports from management and the CEO’s self-assessment, and consults with its compensation consultant before making its recommendation to the board.

The CEO assesses the individual performance of each senior vice-president and recommends to the committee the individual performance measures and weightings, using the annual corporate objectives, with consideration given to the executive’s influence in a given area. The CEO compares actual performance to the objectives and evaluates the leadership effectiveness of the executive. The CEO discusses the performance of the executives with the committee and its compensation consultant. The committee then makes its recommendations to the board. The board approves all decisions on executive compensation.

Individual performance has a maximum payout factor of 150%.

Determining the payout

The corporate performance multiplier and individual performance multiplier are used to calculate the annual

STI bonus based on the formula below.

Long-term incentive (LTI) program

Our LTI program provides executives and management employees the opportunity to receive equity-based compensation to drive longer-term performance. Both the committee and the board believe equity-based compensation is important for motivating employees to deliver strong longer-term performance, aligning their interests with those of our shareholders and providing pay that is competitive with the market. Vesting of awards depends on achievement of performance measures and performance and share price fluctuation impact the realized and realizable value of equity-based compensation, underscoring the strong link between pay and performance.

Generating shareholder value

Our LTI program is designed to create value and align shareholder interests – with our PSU plan driving strong absolute and relative performance and our RSU plan focusing on strong share performance.

Our LTI program includes PSUs and RSUs, a mix that allows us to use different criteria for at-risk compensation. While PSUs and RSUs both have a three-year term, the value of PSUs is based on absolute and relative performance and share price, while the value of RSUs is based on share price. Both types of incentives focus management on the importance of future value and drive corporate performance over the longer term. We have not granted stock options under our LTI program since 2019.

The committee evaluates the mix of LTI awards every year, and considers market trends, the level of the position, internal equity and overall market competitiveness. The committee set the 2021 LTI target mix at 60% PSUs and 40% RSUs for all named executives.

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Position	LTI award (% of base salary)	Actual % of PSUs and RSUs granted in 2021 (PSUs/RSUs)
President and CEO	365%	60/40
Senior Vice-President and Chief Financial Officer	250%	60/40
Senior Vice-President and Chief Operating Officer	225%	60/40
Senior Vice-President and Chief Corporate Officer	200%	60/40
Senior Vice-President, Chief Legal Officer and Corporate Secretary	200%	60/40

LTI components

Award	How it is used	Business focus	Who participates	Vesting	How it is settled	Alignment with shareholders

PSUs (page 75)	60% of target LTI award	Performance criteria Directly linked to long-term, absolute and relative performance and share price	Vice-presidents and above	Three-year term with vesting at the end of three years	Cameco shares purchased on the market, or in cash	Motivates executives to create shareholder value that can be sustained over a longer period and to outperform on both an absolute and relative basis Non-dilutive

RSUs (page 77)	40% of target LTI award	Ties a portion of future compensation to the longer-term performance of our shares	Vice-presidents and above	Three-year term, with vesting at the end of three years	Cameco shares purchased on the open market, or in cash	Motivates executives to create shareholder value that can be sustained over a longer period Non-dilutive

LTI awards are granted every year on the first business day in March after we publicly disclose our results for the previous fiscal year. If we impose a trading blackout period that includes the first business day in March, we will make the awards on the next trading day after the blackout period has ended. The board can grant special LTI awards at other times during the year for promotions, new hires or to address specific business issues. PSUs and RSUs earn dividend equivalents in the form of additional units. The dividends vest in proportion to the underlying security and are paid out when the award is settled.

PSU plan

Each PSU granted under the PSU plan represents an opportunity for an executive to receive a Cameco common share purchased on the open market at the end of the three-year performance period (or the cash equivalent of those common shares, at the named executive’s election, once share ownership requirements have been met).

Setting PSU performance measures

PSUs are based on absolute and relative performance, so management maintains a balanced, longer-term focus on delivering value. The human resources and compensation committee reviews the PSU performance measures and multipliers every year and recommends them to the board for approval. The performance measures and multipliers are challenging and determined at the time PSUs are granted.

As disclosed in our 2020 management proxy circular, we eliminated TSR as one of the performance criteria for PSU awards starting in 2020. We are now using two equally weighted measures for absolute and relative performance to ensure that management maintains a balanced focus on delivering shareholder value over the long term.

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The table below shows the measures and weightings for our 2021 PSU awards, which have a 2021 to 2023 performance period.

Measure	Weighting	Description	What it measures

Average relative realized uranium price 0 to 150%	50%

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two independent industry benchmarks for the same period:

●  EIA (US energy information administration) price for sales in the US

●  ESA (Euratom supply agency) price for sales in Europe.

The payout at the end of the three-year period is based on 2020, 2021 and 2022 sales due to timing of when pricing information is available.

Measures performance relative to our competitors.

Consistently achieving higher prices than our competitors is a stretch target because uranium is a fungible product, and we need to distinguish our uranium from our competitors to achieve a premium price.

We use these pricing indicators because they are publicly available and set by independent third parties.

Operations measure 0 to 150% All-in sustaining cash cost (AISCC)[1] and critical digital projects	50%	Achieve three-year cumulative cost reductions at the Saskatchewan tier-one operations and the Ontario fuel services operations, and complete critical operational digital projects over the three-year period from 2021 to 2023.	Measures absolute performance and ties directly to our strategic plan.

PERFORMANCE MULTIPLIER Maximum of 150%		The overall performance factor is the sum of the two equally weighted measures above.

INITIAL PSU AWARD		Notional units awarded at the beginning of the three-year performance period.

PSU PAYOUT		Payout amount is the initial number of PSUs granted, plus dividend equivalents, multiplied by the PSU performance multiplier, exchanged for the equivalent number of Cameco common shares or the cash equivalent of those common shares, after deducting applicable withholding taxes.

1.

Cash outlay to sustain the operation of the site. It does not include growth capital or royalties. This information is prepared as part of each site’s annual three-year business and budget plan and is incorporated in the monthly financial report for each site.

Measuring performance and determining the performance multiplier

The formula below shows how the final number of PSUs are calculated when the units vest to arrive at a payout. The performance multiplier for each measure depends on our performance against that measure and is the sum of the two equally weighted measures.

We must achieve threshold performance on a measure in order to achieve the minimum performance multiplier of 50%. For performance between threshold and maximum, the performance multiplier for that measure is based on a straight-line interpolation. Performance is capped at 150% for maximum performance.

* Number of PSUs granted means the number granted plus the dividend equivalents earned during the performance period.

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RSU plan

RSUs align with our share price over a longer-term horizon and provide retention value, and are a common form of LTI in our comparator group. Each RSU represents one notional common share and the opportunity to receive a Cameco common share purchased on the open market at the end of the three-year vesting period based on our share price, or the cash equivalent of those common shares.

We started granting RSUs as part of the LTI mix in 2020. The board had previously granted RSUs from time to time to senior management, mainly as a targeted retention tool. RSUs are granted annually on March 1st (or the first business/trading date following March 1st) and vest three years from the grant date.

Pension

Pensions are an integral part of total compensation and a cost-effective and important benefit for attracting and retaining executives and other employees. Executives participate in a registered base plan and a supplemental program.

Registered base plan – We have a registered defined contribution plan for eligible employees. All of the named executives participate in our defined contribution plan. We contribute 13% of the named executive’s pensionable earnings to the defined contribution plan every two weeks up to the annual maximum allowed by the Canada Revenue Agency, which was $29,210 in 2021.

Supplemental program – This non-contributory supplemental defined benefit retirement plan is designed to attract and retain talented executives over the longer term. It provides a retirement income that is commensurate with the executive’s salary and offsets the registered pension plan limits under the Income Tax Act (Canada).

All of our Canadian-based management at the vice-president level and above participate in the supplemental retirement plan (see the Pension benefits section on page 98 for more information).

Benefits

Group benefits – We provide group benefits to all our employees. The named executives participate in an enhanced program and receive coverage similar to those offered by companies in our comparator group. These benefits include life insurance, long-term disability insurance, extended health care, dental care and emergency medical coverage.

Perquisites – Our named executives also receive additional benefits as part of their total compensation, similar to those offered by companies in our comparator group. These include a financial and tax planning allowance, a vehicle allowance, an executive medical plan, additional life insurance and salary protection in the event of short-term disability.

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2021 Performance and compensation decisions

2021 turned out to be another challenging year in a continuing pandemic. Despite this, Cameco executed on all strategic fronts: operational, marketing, and financial, and did so while prioritizing the health and safety of workers and people in the communities where we operate. Cameco was able to meet or exceed four of our six STI measures for corporate performance. Cameco’s performance was also strong on all three PSU measures that measured performance from 2019 through 2021.

Market context1

Like other commodities, the demand for uranium is cyclical. However, unlike other commodities, uranium is not traded in meaningful quantities on a commodity exchange. The uranium market is principally based on bilaterally negotiated long-term contracts covering the annual run-rate requirements of nuclear power plants, with a small spot market to serve discretionary demand.

History demonstrates that in general, when prices are rising and high, uranium is perceived as scarce, and a lot of contracting activity takes place with proven and reliable suppliers. The higher prices discovered during this contracting cycle drive investment in higher-cost sources of production, which due to lengthy development timelines, tend to miss the contracting cycle and ramp up after demand has already been captured by proven producers. The new uncommitted supply exposed to the small, discretionary spot market becomes value destructive. The downward pressure on price creates the perception that uranium is abundant, potentially resulting in a failure of long-term price signals. When prices are declining and low, like we have seen over the past number of years, there is no perceived urgency to contract, and contracting activity and investment in new supply drops off. After years of low prices, and a lack of investment in supply, and as the uncommitted material available in the spot market begins to thin, as we are seeing currently, security-of-supply tends to overtake price concerns. Utilities re-enter the long-term contracting market to ensure they have a reliable future supply of uranium to run their reactors.

There have been three significant events that have changed sentiment in the market and impacted uranium prices in the past two decades.

The first was a supply event in 2006 when our Cigar Lake mine flooded, putting at risk 18 million pounds of future annual supply. The second event was a demand shock in 2010 as Chinese utilities entered the market in a sizeable way, signing long-term uranium contracts with multiple suppliers to fuel their growing nuclear fleet. The third change in sentiment occurred in March 2011, when the events at the Fukushima nuclear power plants in Japan halted and reversed the upward price trend. As Japan idled its reactor fleet and acceptance of nuclear energy declined in certain countries, the uranium market entered a period of fundamental over-supply.

[1]

This discussion of market context contains forward-looking information and is based upon the assumptions and subject to the material risks described at pages 2 through 4 of our 2021 MD&A. Actual outcomes for future periods may be significantly different.

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Market demand

The demand gap left by forced and premature nuclear reactor shutdowns since March of 2011 was filled in 2018. According to the International Atomic Energy Agency there are currently 439 reactors operating globally and 52 reactors under construction. Several nations are appreciating the clean energy benefits of nuclear power. They have reaffirmed their commitment to it and are developing plans to support existing reactor units and are reviewing their policies to encourage more nuclear capacity. Several other non-nuclear countries have emerged as candidates for new nuclear capacity. In the EU, specific nuclear energy projects have been identified for inclusion under its sustainable financing taxonomy and therefore eligible for access to low-cost financing. Even in countries with phase-out policies, there is growing debate about the role of nuclear power, with public opinion polls showing growing support for it. The growth in demand is not just in the form of new builds, it is medium-term demand in the form of reactor life extensions, and it is near-term growth as early reactor retirements are prevented. And we are seeing momentum building for non-traditional commercial uses of nuclear power around the world such as development of small modular reactors and advanced reactors, with numerous companies and countries pursuing projects.

In 2021, the benefits of nuclear energy came clearly into focus with a durability that we believe has not previously been seen. This durability is being driven by the accountability for achieving the net-zero carbon targets being set by countries and companies around the world. There is increasing recognition that nuclear power, with its clean emissions profile, reliable and secure baseload characteristics and low, levelized cost has a key role to play in achieving decarbonization goals. This is leading to both traditional and non-traditional demand growth for nuclear power and resulting in increased demand for uranium.

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Uranium prices and supply

This increase in demand is occurring at a time when there is increasing uncertainty about uranium supply. The COVID-19 pandemic continued to disrupt global uranium production and introduced new risks including disruptions to global supply chains and rising costs for some products and services, adding to the supply curtailments that have occurred in the uranium industry for many years. The duration and extent of these disruptions are still not fully known. And, with the entrance of the Sprott Asset Management LP Physical Uranium Trust, additional significant demand for spot material has impacted uranium prices. The uranium spot price increased significantly following the initial purchase activity in August, reaching a nine-year high of about $50 (US) per pound. The average uranium spot price ended the year at $42.05 per pound (US), nearly 40% higher than the average uranium spot price at the end of 2020.

The volume of long-term contracting reported by UxC for 2021 was about 70 million pounds U3O8 equivalent, up from about 57 million pounds U3O8 equivalent in 2020. Higher volumes can be attributed in part to utilities turning their attention to securing their long-term needs, as demand from financial funds further thinned the spot market and eliminated the ability for utilities to rely on carry trade activity. Despite an increase in contracting in the long-term market, the volume of uranium executed under long-term contracts remained well below annual consumption levels, continuing the inventory destocking that was already underway in the industry and adding to the growing wedge of uncovered requirements that we believe will need to be filled at a time when the availability of sufficient supply is not guaranteed.

In the current environment, we believe the risk to uranium supply is greater than the risk to uranium demand and expect it will create a renewed focus on ensuring availability of long-term supply to fuel nuclear reactors. With the improvements in the market and the new long-term contracts we have put in place, it is time for us to proceed with the next phase of our supply discipline strategy, which also includes a planned supply reduction at Cigar Lake. Starting in 2024, we plan for our share of production to be about 45% below our productive capacity. In addition, at Inkai we will continue to follow the 20% reduction until the end of 2023 as announced by Kazatomprom. This will remain our production plan until we see further improvements in the uranium market and have made further progress in securing contracts for our unencumbered, in-ground inventory under long-term contracts, once again demonstrating that we are a responsible supplier of uranium fuel. Throughout, we will continue to focus on delivering our products responsibly and addressing the ESG risks and opportunities that we believe will make our business sustainable and will build long-term value.

At the end of 2021, our share price was up about 62% compared to the end of 2020. We believe this increase reflects the improvement in the uranium price during 2021, the improving long-term fundamentals for nuclear power, the recognition that the availability of future uranium supply to meet growing demand is uncertain, and the reallocation of capital that is creating opportunities for those companies who can assist with the transition to a low-carbon economy sustainably and profitably. Since 100% of our products go to producing clean, carbon-free electricity, we are a growing part of the solution to the clean-air and climate change crisis.

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Share performance

The graph below compares Cameco’s TSR to the return of the S&P/TSX Composite Total Return Index over the past five years, assuming an initial $100 investment at the end of 2016 and reinvestment of dividends over the period.

The graph also compares our TSR to the total compensation of our named executives. The reported compensation reflects the named executives’ compensation from the summary compensation table in our previous management proxy circulars. Where there were changes in named executives, we used the officers in place at the end of the year. For the most part, executive compensation decreases as the TSR decreases and increases as the TSR increases.

See the lookback table in the CEO compensation summary section on page 89 for information about how the CEO’s realized and realizable compensation relates to shareholder return.

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2021 Compensation decisions

Base salary

Given the continued disruption and uncertainty due to the COVID-19 pandemic, at the CEO’s request, none of the named executives received a salary increase in 2021.

Short-term incentive (STI) results

Corporate performance was assessed at 101.3% for 2021, slightly above target and reflecting solid company performance. Despite the additional disruptions to our business in 2021, Cameco executed on all strategic fronts.

Outstanding financial performance

Adjusted net earnings were a loss of $76.4 million for 2021, which was between threshold and target, resulting in a payout of 51.7%. Adjusted net earnings was adjusted to reflect a different than budgeted treatment of additional dividends from JV Inkai LLP. We recorded cash flow from operations, before working capital changes, of $185.5 million. The result of $185.5 million is slightly below target, reflecting a payout of 93.5%.

Safe, healthy and rewarding workplace

Despite the disruption of the COVID-19 pandemic on Cameco’s operations, we continued to improve our safety performance in 2021, recording the best safety performance in our history and delivering record performance for the fourth year. Performance was strong on our leading indicator measures and TRIR, our lagging indicator measure, was at target.

Supportive communities

As part of our long-term strategy to work collaboratively with Indigenous Peoples and local communities wherever we operate, programs aimed at skill enhancement and training for Residents of Saskatchewan’s North (RSNs) continued to be a priority in 2021. As part of our strategic initiative to move to a digital culture, our focus for RSNs is to train qualified candidates for employment in the industry and in 2021 we identified three areas of focus for developing skill requirements. Through a collaborative effort within the organization, and with the assistance of external service providers, 15 courses were developed in digital readiness, industrial readiness and Cameco readiness. We had strong representation of women in course registration at 33%, and received external funding to share the development and delivery costs. These efforts resulted in maximum performance, laying a foundation for skills development and furthering our efforts to maintain both our strong Indigenous employment record and our important relationships with northern and Indigenous communities in Saskatchewan.

Clean environment

In 2021 Cameco substantially met all environmental performance targets which were focused on mitigating specific risks in each area of our operations and avoiding environmental incidents or environmental fines.

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Detailed 2021 STI performance results and weightings are reported in the STI scorecard below. Threshold performance generates a 50% payout on that measure, while performance at target produces a 100% payout, and maximum performance provides a 200% payout. There is no payout if performance is below threshold. We have a 200% cap on payouts for maximum performance to mitigate excessive risk-taking.

2021 STI scorecard					Performance		Weighting	Multiplier
Measure	Threshold	Target	Maximum	Actual performance

OUTSTANDING FINANCIAL PERFORMANCE (50% weighting)

Achieve targeted adjusted net earnings.	($77)	($59)	$0	Adjusted net earnings were a loss of $76.4 million[1], resulting in a payout of 51.7%.	51.7%	x	25% =

Achieve targeted cash flow from operations (before working capital changes) [2]. ($ millions)	$135	$193	$266	Cash flow from operations (before working capital changes) was $185.5 million[1].	93.5%	x	25% =

SAFE, HEALTHY AND REWARDING WORKPLACE (20% weighting)

If a fatality or permanent disability were to occur, the entire safety performance would default to 0%.

Leading indicators – complete corrective actions on time, increase the number of JTOs (job task observations) completed, and develop an ergonomic standard.	80.0%	95% to 105%	120.0%	The completion rate of job task observations was 102.5%, corrective actions were completed on time 91% of the time, and an ergonomic standard was completed, which was within target range performance.	100.0%	x	12% =

Lagging indicator – no injuries at any Cameco-operated sites and maintain a long-term downward trend in combined employee and contractor radiation doses, and injury frequency and severity (measured by TRIR3).	2.03	1.27 (.85 to 1.69 target range)	0.51	We achieved our target performance for safety with TRIR[3] of 1.21, which was nearly 28% better than 2020. There were no significant safety incidents in 2021.	100.0%	x	8% =

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2021 STI scorecard

Measure	Threshold	Target	Maximum	Actual performance	Performance	Weighting	Multiplier

SUPPORTIVE COMMUNITIES (15% weighting)

Develop the skillset of RSNs for future operational needs in the digital landscape with threshold, target and maximum markers.	Identifying and developing training courses for RSNs in impact communities, assessing the investment required, and obtaining input and support from northern stakeholders

Implementing a minimum of 15 courses (total) spanning three areas of training – digital readiness, industrial readiness and Cameco readiness

Developing and implementing a communication and outreach plan that includes prioritizing women RSN participation in training and obtaining input and support from northern stakeholders

In addition to achieving threshold items and 100% of target, securing external funding for partial offset of the cost of the training courses

Providing each impacted community and related preferred northern contractors with a list of residents who have completed training courses

				All requirements for maximum performance were met.	200.0%x	15% =

CLEAN ENVIRONMENT (15% weighting)

If an incident occurs that results in moderate or significant environmental impacts or current and future remediation costs of greater than or equal to $1 million or which has a reasonable potential to result in significant negative impact on the company’s reputation with our major stakeholders, the payout would default to 0%.

Improve environmental performance in significant environmental aspects by achieving divisional targets.	80%	95% to 105%	120%	Environmental performance was within the target performance range. There were no significant environmental incidents in 2021.	100.0%x	15% =

2021 CORPORATE PERFORMANCE MULTIPLIER

1.

We use adjusted net earnings and cash flow provided by operations (before working capital changes) as a more meaningful way to compare our financial performance from period to period. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS, and they should not be considered in isolation or as a substitute for financial information prepared in accordance with IFRS. Other companies may calculate these measures differently. See Non-GAAP financial measures below for more information.

2.

The 2021 cash flow target was set lower than our 2020 actual cash flow results, reflecting the ongoing challenges of the pandemic at all of our operations and taking into account the strategic initiatives implemented by the executive team to maintain long-term sustainable shareholder value.

3.

The total recordable incident rate (TRIR) is an Occupational Safety and Health Administration (OSHA) safety metric that was adopted by the company to continue to drive improvements in safety performance. TRIR is a measure of the rate of “recordable” workplace injuries. Examples of “recordable injuries” are a medical treatment (other than first aid), restricted work, lost-time and other specific injuries such as 10 decibel hearing loss, loss of consciousness and broken bone.

Non-GAAP financial measures

The adjusted net earnings and cash flow provided by operations (before working capital changes) in the 2021 STI scorecard above are different than what are reported in the 2021 MD&A. For further details, see Non-IFRS Measures on page 33 of our 2021 MD&A, which section is incorporated by reference herein and as filed on our website (cameco.com) and on SEDAR (sedar.com). The following tables reconcile adjusted net earnings and

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cash flow provided by operations as reported in the 2021 MD&A to the amounts used for compensation purposes.

December 31 (millions)
Adjusted net loss from page 34 of our 2021 MD&A	$(97.6)
Adjustments for:
Foreign exchange rate differences[1]	7.8
Different accounting treatment for JV Inkai dividends[2]	13.4

Adjusted net loss for compensation purposes	$(76.4)

Cash provided by operations from page 10 of our 2021 MD&A	$458.0
Adjustments for:
Changes in working capital	(287.0)
Foreign exchange rate differences[1]	14.5

Cash provided by operations for compensation purposes	$185.5

1.

For the purpose of compensation, assumptions are made regarding the impact of foreign exchange rates on our financial results. Differences between the actual and assumed exchange rates (net of tax) are adjusted from the actual results.

2.	Dividends from JV Inkai in excess of our ownership share were included in income for compensation purposes, however actual accounting treatment of these dividends is a charge to the equity investment.

Individual performance results

CEO individual performance was assessed against the following core measures set for 2021, similar to those set in previous years:

Key operating results Strategic change initiatives Leadership effectiveness	The committee can also add any other performance measures it deems appropriate

In developing its recommendation for the board, the committee assessed overall CEO performance using these measures as well as corporate performance, implementation of our strategy to achieve shareholder value, recommendations from the independent compensation consultant, feedback from board members and the CEO’s own self-assessment.

The board discussed the results of the CEO’s assessment and considered the committee’s recommendation during an in camera session without management present before approving the CEO’s 2021 STI award. The board’s decision to approve a payout to the CEO on individual performance that was above target was based on the CEO’s strong leadership, strategic initiatives and significant performance results achieved during 2021.

For each of the senior vice-presidents, the CEO provided a detailed assessment of their performance, particular achievements and leadership. The committee considered these assessments in light of the key operating results for 2021 and approved the CEO’s recommended performance assessments for each of the senior vice-presidents, including the named executives.

Individual performance assessments acknowledge the strong leadership of the executive team during another difficult year due to the challenges from the COVID-19 pandemic.

STI awards for all named executives are reported in the Summary compensation table on page 93.

PSU results

The PSU portion of the long-term incentive program is performance based. Corporate performance for the 2019 PSU awards (2019 to 2021 performance period), was assessed at 146.8% using the formula below.

* Number of PSUs granted means the number granted plus the dividend equivalents earned during the performance period.

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Cameco delivered above target performance on all three measures. The PSU scorecard that follows shows the PSU performance multipliers, as well as the threshold, target and maximum for each objective and our results against the three performance measures under the plan at the end of the performance period. Payout formulas have been established for each performance measure, taking into account different levels of threshold performance to determine the performance multiplier, and to cap payouts to eliminate excessive risk-taking.

2019 PSU scorecard
Measure	Threshold	Target	Maximum	Actual performance	Performance multiplier	Weighting

  Average realized uranium price

Achieve an average realized price for uranium sales for a three-year period that exceeds the weighted average price for sales in two industry benchmarks for the same period – the EIA price for sales in the US and the ESA price for sales in Europe.

The 2019 grant is based on 2018, 2019 and 2020 sales due to timing of when pricing information is available.

	80% of targeted price	100% of targeted price	At or above 120% of targeted price	Achieved an average realized price for uranium sales of $34.80 (US), which is greater than the target of the weighted average price for sales in two industry benchmarks for the same period.

	$27.48	$34.35	$41.22	$34.80 achievement	103.3%x	30% =

Operations measure

Achieve all-in sustaining cash cost of $746.5 million in the three-year period 2019 to 2021 from our Saskatchewan tier one operations and our Ontario fuel services operations.

($ millions)

And complete a critical digital operational project.

	$821.2 Two months late	$746.5 On time	$671.9 Two months early	Achieved all-in sustaining cash cost of $695.1 million from the identified operations for the three-year period 2019 to 2021. Target was not achieved on the digital operational project. This combined target was within target range performance.

	$821.2	$746.5	$671.9	$695.1 achievement for AISCC Below threshold for digital project achievement	119.2%x	30% =

86    CAMECO CORPORATION

2019 PSU scorecard
Measure	Threshold	Target	Maximum	Actual performance	Performance multiplier	Weighting

Three-year average total shareholder return (TSR)

Achieve three-year average TSR that is the median of the three-year average TSR achieved by companies in the TSX 60 in effect at the time.

We define TSR as the change in price of a Cameco common share, including reinvestment of dividends, on the TSX for the three-year period 2019 to 2021.

	At the 25th percentile	At the 50th percentile	At or above the 75th percentile	Three-year average TSR was at the 86th percentile of the TSX 60 for the three-year vesting period from 2019 to 2021.

	P25	P50	P75	P86 achievement	200% ×	40% =
PSU PERFORMANCE MULTIPLIER (sum of the three weighted multipliers)

The table below provides additional details for calculating the performance multipliers for the 2019 PSU awards.

Performance measures (and weighting)	Threshold performance	If we achieve:	Then the performance multiplier is:

Average realized uranium price (30%)	80% of our target of 100%	Less than 80% of the corresponding target price	0%
		80 to 120% of the corresponding target price	50 to 150% (in a straight-line interpolation)
		More than 120% of the corresponding target price	150%

Operations measure – All-in sustaining cash cost	$821.2 million over a three-year period (target is $746.5 million)	More than $821.2 million	0%

(30%)		$671.9 million to $821.2 million	50 to 150% (in a straight-line interpolation)

		Less than $671.9 million	150%

Operations measure – Critical digital operational project	Complete the critical digital operational target on time	Two months late	50%

		One month late	75%

		On time	100% (in a straight-line interpolation)

		One month early	125%

		Two months early	150%

Our three-year average TSR (40%)	25th percentile (target is the 50th percentile)	Below the 25th percentile of TSX 60	0%

		From the 25th to the 50th percentile	50 to 100% (in a straight-line interpolation with 100% at the 50th percentile)

		50th percentile	100%

		50th to 75th percentile	100 to 200% (in a straight-line interpolation)

		Higher than the 75th percentile	200%

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2019 PSU payouts

Payouts of the 2019 PSU awards include the initial number of PSUs granted in 2019, plus the dividend equivalents earned on those units over the three-year performance period, multiplied by the PSU performance multiplier of 146.8%.

The table below shows the calculation of the payout. Payouts were made to each named executive on or about March 1, 2022 based on $31.2667, the actual average purchase price of our common shares purchased on the TSX on or about March 1, 2022 on behalf of the named executives.

Name	2019 PSU award plus dividend equivalents (# of units1)		(Multiplier x Weighting)
			Average realized uranium price		Operations measure		Our three-year average TSR		Value of total 2019 PSU payout

Tim Gitzel	150,113								$6,887,847

Grant Isaac	56,698								$2,601,584

Brian Reilly	42,904	x	(103.3% x 30%	+	119.2% x 30%	+	200% x 40%)	=	$1,968,646

Alice Wong	36,666								$1,682,405

Sean Quinn	45,440								$2,084,980

1.	Rounded to the nearest whole number. Actual payouts are calculated using the precise fractional number.

The 2018 PSU awards vested above target and the 2017 PSU awards vested below target, highlighting the at-risk nature of this LTI component and the link between pay and performance. The table below shows the payout levels of PSU awards for the last three years.

PSUs awarded in	Vested as a % of target	Paid out (in shares or cash), after deducting withholding taxes

2019	146.8%	March 2022

2018	143.6%	March 2021

2017	71.6%	March 2020

88    CAMECO CORPORATION

CEO compensation summary

Tim Gitzel,

President and CEO

Tim Gitzel is responsible for our overall leadership, vision, and strategic direction. This includes overall responsibility for operating our business while managing risk to create long-term sustainable value for our shareholders.

2021 Key results

●	Provided strong, visible and transparent leadership during a challenging yearas the COVID-19 pandemic continued and when a wildfire surrounded the Cigar Lake operation – another unprecedented threat, requiring evacuation of site workers and support from provincial emergency response teams.

●	Took proactive measures to protect the health and well-being of Cameco’s workers, their families and their communities and took deliberate actions to protect people and position the company for success post-pandemic and beyond.

●	Executed on initiatives to preserve the value of Cameco’s assets and increase long-term value by continuing to invest in our supply discipline plan and advancing our digital program at McArthur River and Key Lake as well as other parts of the company.

●	Maintained conservative financial management.

●	Advanced our shift to a digital culture and delivered strong skills enhancement and training with RSNs, reinforcing our commitment to community and stakeholder relations and our position as a leading employer of Indigenous Peoples.

●	Delivered the best safety performance in the company’s history and record safety performance for the fourth consecutive year.

●	Advanced our interests in enrichment – the second largest value driver of the fuel cycle – by increasing our share in Global Laser Enrichment LLC (GLE) from 24% to 49%.

●	Signed a number of non-binding arrangements to explore several areas of cooperation and future opportunities with small modular reactors in Canada and around the world.

●	Produced our first ESG report that adopted the relevant ESG performance indicators issued by the Sustainability Accounting Standards Board (SASB) and took the first steps towards addressing the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).

●	Continued to support inclusion and diversity throughout Cameco.

CEO compensation

●	Tim’s target short-term incentive award for 2021 was 120% of his base salary (based 80% on corporate performance and 20% on individual performance). Our corporate performance score of 101.3% of target combined with Tim’s strong individual performance resulted in a short-term incentive award that amounted to 133% of Tim’s base salary.

●	Tim received a long-term incentive award at target (valued at 365% of his 2021 base salary).

●	Both incentive awards are at-risk compensation – the long-term incentive award is based on performance and share price.

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Compensation (as at December 31)	Three-year average	2021	2020	2019
Fixed
Base salary	$1,060,900	$1,060,900	$1,060,900	$1,060,900
At-risk compensation
Short-term incentive	$1,506,667	$1,414,000	$1,400,000	$1,706,000
Long-term incentive
PSUs	$2,281,119	$2,323,510	$2,259,887	$2,259,960
RSUs	$1,018,357	$1,548,674	$1,506,398	–
Options	$502,146	–	–	$1,506,438
Total direct compensation	$6,369,189	$6,347,084	$6,227,185	$6,533,298

CEO realized and realizable pay

A significant portion of CEO compensation consists of long-term incentives which are designed to focus the CEO on Cameco’s long-term success. These incentives are directly affected by the performance of Cameco shares among other things. As president and CEO, Tim receives over 60% of his compensation on a deferred basis as long-term incentives. This is performance and equity-based, at-risk compensation.

The next table looks back at total direct CEO compensation during the last five years and compares it to the return on a shareholder’s investment. The analysis is based on the return of a $100 investment by a shareholder at the start of a period, and the reinvestment of dividends over the period, compared to $100 of total direct compensation for the CEO for each year. The chart illustrates Cameco’s strong track record of aligning CEO pay to Cameco’s performance.

	Total direct compensation	Realized pay[1]	Realizable pay[2]	Current value (realized pay + realizable pay)	Performance period		Value of $100
					From	To	CEO	Shareholder
2017	$ 5,955,525	$ 3,518,774	$ 5,596,360	$9,115,134	Dec 31, 2016	Dec 31, 2021	$ 153	$ 207
2018	$ 6,447,516	$ 8,513,631	–	$8,513,631	Dec 31, 2017		$ 132	$ 244
2019	$ 6,533,298	$ 9,654,747	$ 3,390,174	$13,044,921	Dec 31, 2018		$ 200	$ 181
2020	$ 6,227,185	$ 2,460,900	$ 9,015,543	$11,476,443	Dec 31, 2019		$ 184	$ 241
2021	$ 6,347,083	$ 2,474,900	$ 5,363,483	$7,838,383	Dec 31, 2020		$ 124	$ 162

1.	Includes salary, short-term incentive payout, PSU payout, if any, and value realized from exercised stock options, if any.

2.	Includes realizable value of stock options that are in-the-money and, where applicable, the market value of unvested PSUs including earned dividend equivalents (assuming PSUs vest at target).

Lookback

The chart to the right shows the impact of at-risk pay and the effect that performance and share price have on realized and realizable pay. We show Tim’s five-year average total direct compensation as set out above, compared to his average realized and realizable pay, also as set out in the above table. Realizable pay continues to be at risk.

90    CAMECO CORPORATION

Share ownership

Tim exceeds his share ownership requirement. He is required to own 4x his base salary in Cameco shares to align with shareholder interests, and the value of his shares and qualifying PSUs is more than 15x his base salary.

The table below shows Tim’s share ownership as of December 31, 2021. The value of share ownership is based on the year-end closing price of Cameco common shares on the TSX of $27.58 or the acquisition price (grant date value) of his shares or PSUs, whichever is higher. For additional details about share ownership see Share ownership requirements on page 69.

Base salary	Multiple	Target value of share	Cameco shares		Qualifying PSUs and RSUs		Market value of share ownership (shares, RSUs and qualifying PSUs)
	required	ownership	Number held	Value	Number held	Value
$1,060,900	4 x	$4,243,600	370,035	$10,205,565	229,395	$6,326,714	$16,532,279

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2022 Compensation decisions

Base salary

After careful consideration of external market projections and pressures and comparison of Cameco’s base salaries to that of our peers, the board approved a base salary increase of 3% for each named executive for 2022.

Short-term incentive (STI)

The STI plan will continue to use a balanced scorecard approach that supports Cameco’s four measures of success. The plan emphasizes strong financial performance with 50% of the STI based on achievement of financial results and 50% based on achievement of ESG targets.

For 2022, measures under Clean Environment will include two new components – one related to transition to carbon reduction and one related to water remediation.

Long-term incentive (LTI)

LTI awards granted to executives in early 2022 were benchmarked at the median of the comparator group and were calculated as a percentage of base salary (see page 75 for details by position).

2022 LTI awards consisted of 60% PSUs and 40% RSUs and were granted to the named executives on March 1, 2022 as follows:

•

PSUs vest at the end of a three-year period based on our performance against the following criteria: our average realized uranium price relative to industry benchmarks (50%) and an operational target that includes all-in sustaining cash costs and the completion of our critical digital projects (50%)

•	RSUs vest at the end of a three-year period.

Name	PSUs (60%)			RSUs (40%)
	Number granted[1]	Grant value[1]	Performance period end date	Number granted	Grant value[2]	Vesting date

Tim Gitzel	76,750	$2,392,298	12/31/2024	51,200	$1,595,904	03/01/2025

Grant Isaac	29,050	$905,489	12/31/2024	19,400	$604,698	03/01/2025

Brian Reilly	22,400	$698,208	12/31/2024	14,950	$465,992	03/01/2025

Alice Wong	18,800	$585,996	12/31/2024	12,550	$391,184	03/01/2025

Sean Quinn	18,200	$567,294	12/31/2024	12,100	$377,157	03/01/2025

1.	PSUs granted

The number of PSUs reflects 100% of the original number of PSUs granted and has not been adjusted to reflect performance. PSUs accumulate dividends during the vesting period. The actual number of PSUs earned can vary from 0 to 150% of the original number granted based on corporate performance.

2.	Value of PSUs and RSUs granted

The values represent the number of PSUs and RSUs granted to each named executive, multiplied by $31.17, the closing price of Cameco shares on the TSX on the trading day immediately before the award.

Complete details will be provided in our 2023 management proxy circular.

92    CAMECO CORPORATION

2021 Compensation details

Summary compensation table

The table below shows the compensation awarded to the named executives in 2021 and the previous two years.

Name and principal position	Year	Salary[1]	Share- based awards[2]	Option based awards[3]	Annual incentive plans[4]	Pension value[5]	All other compensation[6]	Total compensation
Tim Gitzel President and Chief Executive Officer	2021 2020 2019	$1,060,900 $1,060,900 $1,060,900	$3,872,184 $3,766,285 $2,259,960	– – $1,506,438	$1,414,000 $1,400,000 $1,706,000	$331,000 $315,000 $491,500	– – –	$6,678,084 $6,542,185 $7,024,798
Grant Isaac Senior Vice-President and Chief Financial Officer	2021 2020 2019	$586,400 $586,400 $569,300	$1,465,799 $1,465,763 $853,593	– – $569,427	$516,000 $511,000 $606,000	$215,500 $297,900 $247,500	– – –	$2,783,699 $2,861,063 $2,845,820
Brian Reilly Senior Vice-President and Chief Operating Officer	2021 2020 2019	$502,400 $502,400 $478,500	$1,130,303 $1,103,234 $645,921	– – $430,763	$413,000 $409,000 $476,000	$205,900 $311,200 $311,000	– – –	$2,251,603 $2,325,834 $2,342,184
Alice Wong Senior Vice-President and Chief Corporate Officer	2021 2020 2019	$474,100 $474,100 $460,300	$948,575 $947,957 $552,011	– – $368,131	$339,000 $336,000 $398,000	$19,600 $216,800 $218,700	– – –	$1,781,275 $1,974,857 $1,997,142
Sean Quinn Senior Vice-President Chief Legal Officer and Corporate Secretary	2021 2020 2019	$458,500 $458,500 $445,100	$916,624 $917,190 $684,096	– – $456,198	$327,000 $324,000 $384,000	$59,100 $218,800 $215,000	– – –	$1,761,224 $1,918,490 $2,184,394

1.	Base salary

Each amount reflects actual pay for the year. The CEO did not receive a salary increase since 2019 and none of the named executives received salary increases in 2021.

2.	Share-based awards

The 2020 and 2021 amounts reflect the grant date value of both the number PSUs and RSUs awarded with 60% allotted to PSUs and 40% allotted to RSUs (exact values for each were disclosed in previous proxy circulars).

The 2019 amounts reflect the grant date value of the number of PSUs granted, as set out in the table below, using the closing price of Cameco shares on the TSX on the day before the grant. The number of PSUs that the named executives will actually earn can vary from 0 to 150% of the PSUs granted (plus earned dividend equivalents), depending on performance. The grant date value of Sean Quinn’s 2019 PSUs was increased by $150,000 to recognize his significant leadership role in Cameco’s legal dispute with the CRA.

PSUs	March 1, 2021	March 2, 2020	March 1, 2019

Tim Gitzel Grant Isaac Brian Reilly Alice Wong Sean Quinn	116,350 44,050 33,950 28,500 27,550	194,650 75,750 58,400 49,000 47,400	148,000 55,900 42,300 36,150 44,800

Grant value	$19.97	$11.61	$15.27

For purposes of financial statement disclosure, the PSUs were valued at $20.25 per unit for 2021, $11.45 per unit for 2020, and $15.33 per unit for 2019, using a Monte Carlo pricing model and the key assumptions set out in the table below. This model is considered the most appropriate way to value a plan with a relative market condition like total shareholder return. The total fair value of the PSUs is amortized into income over their three-year vesting period and the weighted average of the expected retirement dates of the named executives, whichever is lower. The non-market criteria relating to realized selling prices and all-in sustaining cash costs measures have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

	Expected dividend ($)	Expected volatility (%)	Risk-free rate (%)	Expected life (years)	Expected forfeitures (%)
March 2021 March 2020 March 2019	– – –	– – 37.8	– – 1.8	3.0 3.0 3.0	10.0 12.0 12.0

The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosure.

Award date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 1, 2021 March 2, 2020 March 1, 2019	19.97 11.61 15.27	20.25 11.45 15.33	(0.28) 0.16 (0.06)

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We have awarded the following RSUs to the named executives.

RSUs	March 1, 2021	March 2, 2020
Tim Gitzel Grant Isaac Brian Reilly Alice Wong Sean Quinn	77,550 29,350 22,650 19,000 18,350	129,750 50,500 38,950 32,650 31,600
Grant date value (per unit)	$19.97	$11.61

For purposes of financial statement disclosure, the RSUs were valued at $20.25 per unit for 2021 and $11.45 per unit for 2020, using the closing price of Cameco shares on the TSX on March 1, 2021 and March 2, 2020, respectively.

3.	Option-based awards

These amounts reflect the grant date value of the actual number of options originally granted using the Black-Scholes option-pricing model and key assumptions determined by the compensation consultants and listed below.

The table below shows the number of options granted to the named executives over the last three years and the corresponding grant date valuations. No options were granted in 2020 and 2021. The grant date value of Sean Quinn’s 2019 option award was increased by $100,000 to recognize his significant leadership role in Cameco’s legal dispute with the CRA.

Stock options	March 1, 2021	March 2, 2020	March 1, 2019
Tim Gitzel Grant Isaac Brian Reilly Alice Wong Sean Quinn	– – – – –	– – – – –	275,400 104,100 78,750 67,300 83,400
Grant date valuation (per option)	–	–	$5.47

The human resources and compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer (March 2019). It then recommended to the board the number of options to grant, which the board approved. The Black-Scholes option-pricing model and the following key assumptions were used:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
March 2019	0.60	38.3	1.9	5.5	15.27

As this approach may not be identical to that used by other companies and is sensitive to the assumptions used, the figures may not be directly comparable across companies, however a consistent approach has been used for compensation valuation purposes. The expected life assumption is based on Mercer’s calculation of the expected life of Cameco options and options issued by companies in the comparator group in effect at the time. They calculate the expected life by adding the actual term (eight years) to the vesting period (three years) and dividing in half.

For purposes of financial statement disclosure, options granted on March 1, 2019 were valued at $4.92. For purposes of financial statement disclosure, the options were amortized over their three-year vesting period or the weighted average of the years to expected retirement of the named executives, whichever was lower. We used the Black-Scholes option-pricing model and the following key assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price ($)
March 2019	0.52	35.9	1.8	4.9	15.27

These accounting value assumptions are different from the compensation value assumptions in the calculations above. The human resources and compensation committee uses the compensation valuation method and assumptions used in valuing compensation of companies in the comparator group to allow for a better comparison with market comparators.

The accounting value assumptions are based on our own internal research and past experience of how employees exercise their options.

The table below shows the difference between the grant date value for compensation purposes and the accounting value assumptions used for purposes of financial statement disclosure.

Award date	Grant date value for compensation purposes ($)	Grant date fair value for financial statement disclosure ($)	Difference per unit ($)
March 1, 2019	5.47	4.92	0.55

4.	Annual incentive plans

These amounts were earned in the fiscal year shown and were paid in the following fiscal year.

5.	Pension value

The amounts for the named executives include company contributions under the registered defined contribution pension plan as applicable, plus the present value of the projected pension earned in each year for service credited under the supplemental executive pension program. The amount for each named executive is the Compensatory change reported in the table for Executive pension value disclosure on page 99.

6.	All other compensation

This amount does not include perquisites and other personal benefits because they total less than $50,000 and less than 10% of the annual salary for each of the named executives. Perquisites and benefits are valued at the cost to Cameco and include commissions to buy shares with PSU payouts, premiums on incremental life insurance and long-term disability, a financial and tax planning allowance, an executive medical plan and a vehicle allowance.

94    CAMECO CORPORATION

Incentive plan awards

The table below shows the total unexercised option and share awards granted to the named executives as of December 31, 2021.

Name	Grant date		Option-based awards			Share-based awards
		Number of securities underlying unexercised options	Option exercise price	Option expiry date	Value of unexercised in-the-money options	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested[1]	Market or payout value of vested share-based awards not paid out or distributed
Tim Gitzel Total	03/03/2014 03/02/2015 03/01/2016 03/01/2017 03/01/2019 03/02/2020 03/01/2021	155,200 284,500 404,300 434,500 275,400 – – 1,553,900	$26.81 $19.30 $16.38 $14.70 $15.27 – –	03/02/2022 03/01/2023 02/29/2024 02/28/2025 02/28/2027 – –	$119,504 $2,355,660 $4,528,160 $5,596,360 $3,390,174 $15,989,858	326,887 194,470 521,357	– 3,605,947 2,145,117 $5,751,064	$6,887,847 $6,887,847
Grant Isaac Total	03/03/2014 03/02/2015 03/01/2016 03/01/2019 03/02/2020 03/01/2021	51,700 85,200 152,800 104,100 – – 393,800	$26.81 $19.30 $16.38 $15.27 – –	03/02/2022 03/01/2023 02/29/2024 02/28/2027 – –	$39,809 $705,456 $1,711,360 $1,281,471 $3,738,096	127,218 73,615 200,833	– 1,403,463 811,845 $2,215,308	$2,601,584 $2,601,584
Brian Reilly Total	03/03/2014 03/01/2019 03/02/2020 03/01/2021	11,095 78,750 – – 89,845	$26.81 $15.27 – –	03/02/2022 02/28/2027 – –	$8,543 $969,413 $977,956	98,097 56,766 154,863	– 1,082,487 626,507 $1,708,994	$1,968,646 $1,968,646
Alice Wong Total	03/03/2014 03/02/2015 03/01/2016 03/01/2017 03/01/2019 03/02/2020 03/01/2021	17,250 56,800 98,800 56,200 67,300 – – 296,350	$26.81 $19.30 $16.38 $14.70 $15.27 – –	03/02/2022 03/01/2023 02/29/2024 02/28/2025 02/28/2027 – –	$13,283 $470,304 $1,106,560 $723,856 $828,463 $3,142,466	82,276 47,640 129,916	– 907,382 525,564 $1,432,946	$1,682,405 $1,682,405
Sean Quinn Total	03/01/2016 03/01/2017 03/01/2019 03/02/2020 03/01/2021	95,550 102,700 83,400 – – 281,650	$16.38 $14.70 $15.27 – –	02/29/2024 02/28/2025 02/28/2027 – –	$1,070,160 $1,322,776 $1,026,654 $3,419,590	79,605 46,035 125,640	– 878,202 507,582 $1,385,784	$2,084,980 $2,084,980

1.

The PSU awards are subject to performance conditions and valued at the minimum possible payout of zero. The 2020 and 2021 RSU awards are not subject to performance conditions, so they are valued at $27.58, the closing price of Cameco shares on the TSX on December 31, 2021.

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The next table shows:

•	Option-based awards – value vested during the year is the total value of the named executive’s options when they vested in 2021.

•	Share-based awards – value vested during the year are share-based awards that vested at the end of 2021 and were paid out in 2022.

•	Non-equity incentive plan compensation – value earned during the year is the short-term incentive award earned in 2021 and paid in 2022.

Name	Value vested during the year		Non-equity incentive plan compensation –
	Option-based awards[1]	Share-based awards[2]	Value earned during the year[3]

Tim Gitzel	$1,863,791	$6,887,847	$1,414,000

Grant Isaac	$704,293	$2,601,584	$516,000

Brian Reilly	$514,269	$1,968,646	$413,000

Alice Wong	$455,521	$1,682,405	$339,000

Sean Quinn	$470,944	$2,084,980	$327,000

1.	Option-based awards

The amounts reflect the pre-tax value that the executives would have realized if they had exercised their options that vested in 2021, on the date they vested. Options that had a positive value at the time of vesting are included in the calculation of these figures.

2.	Share-based awards

The amounts are the values of the PSUs that were granted in 2019, vested at December 31, 2021 and paid out to the named executives on or about March 1, 2022 at $31.2667 (the actual average purchase price of our common shares purchased on the TSX on behalf of the named executives on that date). The compensation value we previously disclosed for these PSUs was based on the target number of PSUs multiplied by the share value on grant date. The named executives realized 301% of the grant date value of the PSUs that were granted as part of their total compensation for 2019.

3.	Non-equity incentive plan compensation

The amounts are the STI payments for 2021 that were paid in 2022.

Options exercised and value realized during the year

The table below shows the number of stock options exercised in 2021 for each named executive and the total value realized when the options were exercised.

Name	Total stock options exercised	Total value realized

Tim Gitzel	157,517	$1,470,941

Grant Isaac	342,750	$1,820,828

Brian Reilly	198,142	$1,192,299

Alice Wong	182,750	$1,499,976

Sean Quinn	179,317	$1,394,659

Brian Reilly used net proceeds from his stock option exercises to purchase 6,385 Cameco shares, increasing his share ownership value at year-end by approximately $176,000. Alice Wong used net proceeds from her exercise of stock options to purchase 4,785 Cameco shares, increasing her share ownership value at year-end by approximately $131,000.

96    CAMECO CORPORATION

Equity compensation plan information

Securities authorized for issue under equity compensation plans

(authorized for issue from treasury under our compensation plans at the end of 2021)

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column a) (c)

Equity compensation plans approved by security holders	3,458,001	$16.72	9,422,375

Equity compensation plans not approved by security holders	–	–	–

Total	3,458,001	$16.72	9,422,375

Of the 3,458,001 options outstanding at December 31, 2021, 3,162,415 were exercisable and 295,586 were not. The total number of Cameco shares that can be issued under the option plan and other compensation arrangements must be less than 43,017,198 (10.9% of our total and outstanding common shares as of March 11, 2022). We stopped granting stock option awards in 2020 (see Schedule C).

Burn rate

The table below shows the burn rate for the last three years calculated in accordance with TSX listing rules based on the weighted-average number of shares outstanding in each year.

As of December 31	2021	2020	2019

Number of options issued	–	–	886,740

Weighted average number of shares outstanding	397,630,947	395,829,380	395,796,677

Burn rate	0.00%	0.00%	0.22%

Additional plan details

At the time of any stock option grants, the exercise price of an option is fixed as the TSX closing price of Cameco common shares on the trading day immediately before the date of the grant.

If an option holder leaves the company, any unvested options will vest during a specific period of time depending on the reason for leaving. Vested options can be exercised during the same period. See the Termination and change of control section starting on page 101 for details.

No more than 10% of our total issued and outstanding shares can be issued to insiders in a year under the stock option plan and any other security-based compensation arrangement. No more than 5% of our total issued and outstanding shares can be issued to any one person. Options cannot be transferred to another person (other than by will or intestate succession).

Information about changes to the stock option plan that must be approved by shareholders are set out in Appendix C. Neither the board, the human resources and compensation committee nor shareholders can alter or affect the rights of an option holder in a negative way without their consent, except as described in the plan. No changes were made to the stock option plan in 2021.

The board can change, suspend or terminate the stock option plan, subject to the laws that apply, including but not limited to the rules, regulations and policies of any stock exchange where our shares are listed. Some changes may require approval from shareholders or a governmental or regulatory body.

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The next two tables provide additional details about the stock option plan at the end of 2021 and as of March 11, 2022.

As of December 31, 2021

Number of options available for issue under the option plan and other compensation arrangements	3,458,001

Number of options issued in 2021 under the option plan and other compensation arrangements	–

	As of December 31, 2021	As of March 11, 2022

Number (%) of our shares issued and outstanding to be issued when outstanding options under the option plan are exercised	3,458,001 (0.87%)	3,140,411 (0.79%)

Number (%) of our issued and outstanding shares still available for issue under the option plan	9,422,375 (2.37%)	9,424,850 (2.37%)

Total dilution rate	3.24%	3.16%

The table below shows other activity in the option plan since it was introduced in 1992:

Maximum initial share reserve (August 15, 1995)	31,460,418

Increase in the reserve (June 12, 2006)	11,556,780

Total shares issued under the plan (as at business open on March 11, 2022)	30,451,937

Total shares issued under the plan / total shares issued and outstanding (as at business open on March 11, 2022)	7.6%

Total shares issued and outstanding (as at the opening of business on March 11, 2022)	398,374,380

Pension benefits

Defined contribution plan

All regular, full-time and part-time employees (including all of the named executives) participate in our registered defined contribution plan as of December 31, 2021.

Under the Income Tax Act (Canada), the plan had a contribution limit of $29,210 in 2021. This works out to a threshold salary of approximately $224,692, based on the contribution rate of 13% which has been the rate as of April 1, 2019.

Supplemental executive pension program

The supplemental executive pension program is aimed at attracting and retaining talented executives. It provides a lump sum retirement benefit that is consistent with the executive’s salary and offsets the limits of registered pension plans under the Income Tax Act (Canada).

All Canadian-based management at the vice-president level and above participate in the program. It had 18 active members as at December 31, 2021, with one inactive member, 18 retirees and spouses of deceased retirees who were receiving a pension and one former member with a deferred entitlement. This includes certain officers of wholly-owned subsidiaries who were previously eligible to participate in the program.

The supplemental benefit is calculated as follows:

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The supplemental benefit is based on actual years of service from the participant’s date of hire up to the date of termination, or until the end of the notice period for termination without cause. It is calculated on base salary and, unlike other companies, does not include bonuses as part of the pensionable earnings. The supplemental program does not allow past service credits or any kind of accelerated service. Full benefits are paid at the normal retirement age of 65, but are also payable starting at 60 years of age if the person has 20 years of service.

Except for benefits for participants who are US taxpayers, the program is funded in part by trust assets and the remainder by a letter of credit held by the program’s trustees. The liability is approximately $63,500,000 ($34,172,000 for the named executives) as of December 31, 2021. The face amount of the letter of credit will be determined each year based on the wind-up liabilities of the supplemental program (excluding benefits for US taxpayers), less any trust assets. The face amount of the letter of credit for 2021 was $59,500,000. The trustee would be able to draw on the letter of credit to pay benefits to members following specified trigger events. Benefits will continue to be paid from the trust assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Early retirement

Under our registered defined contribution plan, members can transfer their account balance or begin receiving a benefit any time after termination of employment, so early retirement does not apply. All named executives are members of this plan.

Under our supplemental program, the named executives can take early retirement starting at age 55, however, the benefit formula will be reduced by 0.25% for each month before the defined age (age 60 with at least 20 years of continuous employment or age 65, whichever is earlier).

Executive pension value disclosure

The table below shows the estimated pension service costs for the supplemental program and Cameco’s contribution to the defined contribution plan as the compensatory change. It also shows the accrued pension obligations payable under our pension plans for each named executive.

Name	Number of years of credited service	Annual benefits payable[1]		Pension obligation at start of year[2,3]	Compensatory change[3]	Non- compensatory change[4]	Pension obligation at year end[5]
		At year end	At age 65

Tim Gitzel	14.98	$476,700	$645,400	$8,643,300	$331,000	$114,800	$9,089,100

Grant Isaac	12.47	$217,200	$478,500	$4,226,100	$215,500	$(42,700)	$4,398,900

Brian Reilly	11.00	$163,100	$235,800	$2,822,500	$205,900	$98,000	$3,127,200

Alice Wong	34.93	$430,400	$475,500	$8,668,100	$19,600	$170,800	$8,858,500

Sean Quinn	28.25	$361,600	$406,600	$7,134,700	$59,100	$184,600	$7,378,400

1.	Annual benefits payable

The value of the annual benefits accrued for all named executives reflects benefits under the supplemental executive pension program, and do not take into account any early retirement reductions or vesting requirements.

The amounts under At age 65 are based on current compensation levels and assume accrued years of service to age 65 for each of the named executives. Under our supplemental executive pension program, the named executives are eligible to retire at age 55, which would reduce the pension benefits they are entitled to receive.

Annual benefits payable at year end and At age 65 are based on final average earnings as at December 31, 2021.

2.	Pension obligation at start of year is based on December 31, 2020 accounting assumptions.

3.

Pension obligation at start of year and the Compensatory change are estimated totals that include our registered defined contribution pension plan and supplemental executive pension program. They are based on assumptions representing entitlements in employment agreements that may change over time. The methods we used to determine these estimates may not be exactly the same as methods other companies use, so the figures may not be directly comparable.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting

•

a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2020, as reported in our financial statements

•	salary increases of 3.0% each year

•	a discount rate of 2.5% and a lump sum conversion rate of 2.5% each year to determine the benefit obligation

•	a long-term rate of return on defined contribution plan assets of 6.0%

•	benefits are pre-tax.

See note 25 to our audited 2021 financial statements (in our 2021 annual report and also on our website) for more information about our pension plans.

Compensatory change is the value of the projected pension earned from January 1, 2021 to December 31, 2021 for our registered defined contribution pension plan and supplemental executive pension program.

4.

Non-compensatory change includes changes such as changes in assumptions (other than those used to estimate the compensatory change), employee contributions and interest on the accrued obligation at the start of the year.

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5.

Pension obligation at year end is the value of the named executive’s projected pension earned for service up to December 31, 2021 under our registered defined contribution pension plan and supplemental executive pension program. It is based on December 31, 2021 accounting assumptions and includes RRSP balances included in the base plan, if any.

We used the following key assumptions to estimate these benefit obligations:

•	100% vesting
•

a retirement age of 63 or one year after the valuation date if 63 years of age or older. The assumed retirement age of 63 is management’s best estimate for determining the accrued benefit obligation as at December 31, 2021, as reported in our financial statements

•	salary increases of 3.0% each year
•	a discount rate of 3.0% and a lump sum conversion rate of 2.5% each year to determine the benefit obligation
•	a long-term rate of return on defined contribution plan assets of 6.0%
•	benefits are pre-tax.

The pension amounts for all of the named executives equal the value of their accumulated contributions under the registered defined contribution pension plan, supplemented by amounts based on final average earnings and service under the supplemental executive pension program (a defined benefit plan).

Loans to executives

As of March 11, 2022, we and our subsidiaries had no loans outstanding to our current or former named executives, except routine indebtedness as defined under Canadian securities laws.

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Termination and change of control

We have employment agreements with the named executives. They are for an indefinite period and provide for:

•	a base salary

•	participation in the short-term incentive plan

•	participation in the long-term incentive plans

•	participation in the employee defined contribution pension plan and the supplemental executive pension program.

The agreements also include post-termination obligations requiring that the named executives do not:

•	use or disclose specialized knowledge, contracts and connections obtained while at Cameco

•	compete against us in any way for 12 months after leaving the organization

•	solicit any of our customers, suppliers or employees or harm our relationships with any of them for 12 months (18 months for the CEO) after leaving the organization.

The summary on page 103 shows the incremental compensation that would be paid to the named executives if their employment had been terminated without cause on December 31, 2021, including following a change of control. If Tim Gitzel, Brian Reilly, Alice Wong or Sean Quinn had resigned, it would have been treated as retirement because they are eligible to retire. None of the named executives receive any incremental benefits if there is a change of control but no termination of employment.

CEO

Tim Gitzel’s employment agreement provides for:

•	a requirement to hold four times his base salary in Cameco shares, RSUs and qualifying PSUs

•	a notice period for the lesser of two years or until the age of 65, if he is terminated without cause

•	a $7,000 annual allowance for tax advice ($14,000 in his retirement year)

•	a requirement to give a minimum notice of six months for resignation or retirement

•	accelerated vesting of certain equity awards if the CEO’s employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

Other named executives

The employment agreements for the other named executives provide for:

•	a requirement to hold two times their base salary in Cameco shares, RSUs and qualifying PSUs by December 31 of the fifth year in their current positions

•	a notice period for the lesser of 18 months or until the age of 65, if they are terminated without cause

•	a $5,000 annual allowance for tax advice ($10,000 in their retirement year)

•	a requirement to give a minimum notice of three months for resignation or retirement

•	accelerated vesting of certain equity awards if employment is terminated within 24 months following a change of control (see the summary below for details on compensation upon termination).

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The table below is a summary of the compensation that would be paid to the named executives if their employment is terminated. We believe the following terms are fair, competitive with the market and based on industry practice.

Type of termination	Severance	STI bonus	Options	PSUs	RSUs	Benefits	Pension

Retirement[1]	• none	• none, unless the executive retires on or near the last day of the year	• three years to vest • must be exercised within three years or the original term, whichever is earlier	• performance is measured to the end of the year of retirement • awards are pro-rated to completed months of service	• awards are pro-rated to completed months of service	• post-retirement benefits continue until age 65 • once the executive turns 65, life insurance, health and dental benefits are reduced and are provided until death	• credited service no longer earned

Resignation[2]	• executive must give three months’ notice, except for CEO who must give six months’ notice • if we waive the notice, we must pay their base salary for the three- or six-month notice period	• none	• vesting continues for 90 days • must be exercised within 90 days or the original term, whichever is earlier	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Termination without cause[3]	• lump sum equal to base salary and target bonus for the notice period	• none, unless committee exercises discretion, usually when executive has worked most of the year	• options continue to vest for the notice period • must be exercised within the notice period or by the original expiry date, whichever is earlier	• performance is measured to the end of the year of termination • awards are pro-rated to completed months of service	• awards are pro-rated to completed months of service	• employer contributions for health, dental and life insurance benefits continue for the notice period or until executive obtains other employment, whichever is earlier	• coverage continues and credited service continues to be earned for the notice period

Termination without cause or for good reason within 24 months of a change of control[4]	• same as for termination without cause	• same as for termination without cause	• all options vest immediately and may be exercised until the original term or within 24 months, whichever is earlier	• all PSUs vest and are paid at target within 30 days	• all RSUs vest immediately and are payable in cash within 30 days	• same as for termination without cause	• same as for termination without cause

Termination with cause	• none	• all entitlement to the bonus is lost	• vesting continues for 30 days or the original term, whichever is earlier • must be exercised within 30 days	• all outstanding PSUs are cancelled	• all outstanding RSUs are cancelled	• none	• credited service no longer earned

Death	• none	• target bonus pro-rated to date of death	• three years to vest • must be exercised within three years or original term, whichever is earlier	• performance is measured to end of year of death • awards are pro-rated to the completed months of service as of date of death	• awards are pro-rated to the completed months of service as of date of death	• life insurance is paid on death	• credited service no longer earned • value of vested pension benefit is paid to the beneficiary

1.	Retirement

At the discretion of the CEO and provided that the executive is at least 57 years old with at least 10 years of service when they retire, the executive may be eligible for post-retirement benefits including health, dental, accidental death and dismemberment, and life insurance. Also at the discretion of the CEO and provided the executive retires and is at least 57 years old with 10 years of service, a supplemental amount of $1,000 per month is paid until age 65.

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2.	Resignation

Tim Gitzel, Brian Reilly, Alice Wong and Sean Quinn are eligible for retirement and therefore the compensation that is paid if a senior executive resigns does not apply. Retirement provisions will continue to apply, as set out in note 3.

3.	Termination without cause

The notice period for Tim Gitzel is two years or the period remaining until age 65, whichever is earlier. The notice period for the other named executives is 18 months or the period remaining until age 65, whichever is earlier.

4.	Termination without cause or good reason within 24 months of a change of control

According to the ENL Reorganization Act, no person, alone or together with associates may hold, beneficially own or control, directly or indirectly, more than 25% of Cameco’s voting shares that can be cast to elect the directors. Because of the legislated restrictions on share ownership, there would have to be an act of federal parliament for anyone to hold more than 25% of our voting shares. For Tim Gitzel, change of control is defined as a transaction resulting in any person, corporation or entity holding 35% or more of our voting shares, transfer or lease of substantially all of the company’s assets, dissolution or liquidation of the company, or the board deciding that a change of control has occurred. For the other named executives, change of control is the same except that an entity must hold 50% or more of our voting shares.

The table below shows the incremental values that would be paid to the named executives if any of them had been terminated without cause on December 31, 2021, including following a change of control. No incremental amounts are payable if a named executive retires, resigns, dies or is terminated with cause.

Cameco has legislated ownership restrictions under the ENL Reorganization Act. While a change of control is possible, it would require an act of parliament or one of the activities discussed in note 4 above.

Name	Compensation element	Estimated incremental payment at December 31, 2021[1]
		Termination without cause[2]	Termination without cause with a change of control[3]

Tim Gitzel	Cash Deferred compensation vesting Benefits Total incremental amount Annual pension increment	$4,667,960 – $32,200 $4,700,160 $1,163,900	$4,667,960 $15,509,084 $32,200 $20,209,244 $1,163,900

Grant Isaac	Cash Deferred compensation vesting Benefits Total incremental amount Annual pension increment	$1,583,280 – $23,300 $1,606,580 $502,900	$1,583,280 $5,966,131 $23,300 $7,572,711 $502,900

Brian Reilly	Cash Deferred compensation vesting Benefits Total incremental amount Annual pension increment	$1,318,800 – $20,600 $1,339,400 $448,800	$1,318,800 $4,594,259 $20,600 $5,933,659 $448,800

Alice Wong	Cash Deferred compensation vesting Benefits Total incremental amount Annual pension increment	$1,173,398 – $22,100 $1,195,498 $358,400	$1,173,398 $3,859,234 $22,100 $5,054,731 $358,400

Sean Quinn	Cash Deferred compensation vesting Benefits Total incremental amount Annual pension increment	$1,134,788 – $21,900 $1,156,688 $365,900	$1,134,788 $3,807,369 $21,900 $4,964,057 $365,900

1.

The table below shows the commuted values for resignation (retirement in the case of Tim Gitzel, Brian Reilly, Alice Wong and Sean Quinn). We estimated these values using the Canadian Institute of Actuaries’ Standard Practice for Determining Pension Commuted Values, effective April 2009, and assumed:

•	100% vesting
•	pension begins at the executive’s age or age 55, whichever is later
•	no salary increase after December 31, 2021
•	a discount rate of 2.5% each of the next 10 years and 3.2% each year thereafter for Canadian and US liabilities
•	benefits are pre-tax.

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Commuted value	For retirement	On December 31, 2021

The commuted values are based on assumptions representing entitlements in the employment agreements, and these may change over time. These commuted values may be higher or lower than the present value of the benefit obligation and include entitlements from the defined contribution retirement program and the supplemental executive pension program. The methods we use may not be exactly the same as those used by other companies, so our figures may not be directly comparable with those of other companies.

	Tim Gitzel Brian Reilly Alice Wong Sean Quinn	$8,531,000 $2,887,200 $8,642,500 $7,300,900
	For resignation
	Grant Isaac	$3,120,700

2.	Termination without cause

Amounts shown as Cash represent entitlements to cash payments in lieu of notice. The cash payment for the CEO, Tim Gitzel, is equal to two times the sum of his annual salary and target annual cash bonus. The cash payment for the other named executives is equal to one and one-half times the sum of their annual salary and target annual cash bonus.

There is no Deferred compensation vesting. For all named executives, unvested PSU and RSU awards are prorated to completed months of service in the performance period and pay out over the normal schedule so there is no incremental benefit. Options would continue to be eligible to meet time-based vesting conditions over the severance period and expire at the end of the severance period.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period, based on historical costs and trends and calculated using a discount rate of 2.9% at December 31, 2021. Additionally, at the discretion of the CEO, retiring members may be eligible for post-retirement benefits, including health, dental, accidental death and dismemberment, and life insurance as they are at least 57 years of age and have more than 10 years of service. The following indicates the incremental values for the employees who currently meet these criteria:

Brian Reilly             $142,600

Alice Wong             $125,400

Sean Quinn            $149,800

Amounts shown as Annual pension increment are equal to the value of benefits to be credited according to the notice period for each named executive and calculated using the December 31, 2021 accounting assumptions (same as the key assumptions set out in note 3 on page 99).

3.	Termination without cause with a change of control

Amounts shown as Cash represent entitlement to cash payments in lieu of notice as indicated in note 2 above.

Amounts shown as Deferred compensation vesting include an amount for unvested PSUs, RSUs and options. The incremental benefit for PSUs and RSUs represents all outstanding PSUs and RSUs that would vest immediately at target and be paid out in the first quarter of 2022. The incremental benefit for options represents unvested in-the-money options that would vest immediately. The calculation of the PSUs, RSUs and options in this situation is based on a share price of $27.58, the year-end closing price of a Cameco common share on the TSX.

Amounts shown as Benefits are the present value of the continuing benefits for the notice period as indicated in note 2 above.

Amounts shown as Annual pension increment is equal to the value of benefits to be credited according to the notice period as indicated in note 2 above.

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Appendix A

Interpretation

The following definitions are summaries only and are defined in their entirety in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and Cameco’s articles.

For the purposes of this circular:

a person is an “associate” of another person if:

i.	one is a corporation of which the other is an officer or director;

ii.	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

iii.	one is a partnership of which the other is a partner;

iv.	one is a trust of which the other is a trustee;

v.	both are corporations controlled by the same person;

vi.	both are members of a voting trust or parties to an arrangement that relates to voting securities of the Corporation; or

vii.	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person;

provided that:

viii.

if a resident associated with a non-resident submits to the board of directors of the corporation a statutory declaration stating that no voting shares of the corporation are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

ix.	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

x.

if any person appears to the board to hold voting shares to which are attached not more than the lesser of four one-hundredths of 1% of the votes that may be cast to elect directors of the corporation and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting shares.

“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.

“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of any body corporate or otherwise.

“non-resident” means:

i.	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

ii.	a corporation incorporated, formed or otherwise organized outside Canada;

iii.	a foreign government or agency thereof;

iv.	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

v.	a trust:

a.	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals, a majority of whom are residents; or

b.	in which non-residents as defined in any of (i) to (iv) above have more than 50% of the beneficial interest; or

vi.	a corporation that is controlled by a trust described in (v) above.

“person” includes an individual, corporation, government or agency thereof, trustee, executor, administrator, or other legal representative.

“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident.

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Appendix B

Board mandate

PURPOSE

The purpose of the board of directors (board) is to supervise the management of the business and affairs of the corporation. The board will discharge this responsibility by developing and determining policy by which the business and affairs of the corporation are to be managed and by overseeing the management of the corporation.

COMPOSITION

The board is elected by the shareholders at the annual meeting of the shareholders of the corporation. The board shall appoint the chair annually from among its non-executive independent members. As fixed by the articles of the corporation, the board shall consist of at least three and not more than fifteen members. A majority of the directors shall be resident Canadians.

A majority of the directors shall be independent pursuant to standards for independence adopted by the board. The standards for independence are available on our website.

MEETINGS

The board will schedule as many meetings as necessary to carry out its duties effectively. A two year rolling schedule of regular board and committee meetings will be provided to directors. Confirmation of the date, time and place of regular meetings will be sent to directors approximately three weeks in advance of regularly scheduled meetings.

A meeting of the board may be called by the chair, the chief executive officer or any two directors. The corporate secretary shall, upon the direction of any of the foregoing, arrange a meeting of the board. Special meetings may be called by providing 48 hours notice. Board meetings may be held at any time without notice if all of the directors have waived or are deemed to have waived notice of the meeting.

A majority of the members of the board shall constitute a quorum. No business may be transacted by the board except at a meeting of its members at which a quorum of the board is present. Each director is expected to attend all meetings of the board. A director who is unable to attend a board meeting in person may participate by telephone or teleconference.

At board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the directors present. In case of an equality of votes, the chair of the meeting does not have a second or casting vote.

The corporate secretary acts as secretary to the board. In the absence of the corporate secretary, the board may appoint any other person to act as secretary.

The board may invite such officers and employees of the corporation as it may see fit from time to time to attend at meetings of the board and assist thereat in the discussion and consideration of any matter.

DUTIES AND RESPONSIBILITIES

1.	The board has specific responsibilities for the following, which do not, in any way, limit or comprehensively define its overall responsibility for the stewardship of the corporation:

a.	selection, appointment, evaluation and if necessary the termination of the chief executive officer;

b.	satisfying itself as to the integrity of the senior executives of the corporation and as to the culture of integrity throughout the corporation;

c.	succession planning, including appointing, counselling and monitoring the performance of executive officers;

d.

oversight of the human resources policies of the corporation and while taking into account the views and recommendations of the human resources and compensation committee, approval of the compensation of the chief executive officer and the other executive officers;

e.	strategic planning, approval of business plans and monitoring corporate performance against those plans;

f.	approval of periodic capital and operating plans and monitoring corporate performance against those plans;

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g.	oversight of the policies and processes to manage risks of the corporation, and oversight of management’s mitigation of the material risks;

h.	policies to require ethical behaviour of the corporation and its directors and employees, and compliance with laws and regulations;

i.	oversight of the policies and processes for the implementation and integrity of the corporation’s internal control and management information systems and its financial reporting;

j.	approval of directors for appointment, nomination and election (as applicable), oversight of any potential conflicts of interest, and director independence determination;

k.	assessment of the effectiveness of the board and its committees;

l.	oversight of the program for orientation, mentorship and education of new directors and ongoing education for all directors;

m.	definition of the duties and the limits of authority of senior management, including approving a position statement for the chief executive officer;

n.	policies for disclosure of corporate information to facilitate effective communications with shareholders, other stakeholders and the public;

o.	health and safety and environmental policies and oversight of systems to enable compliance with these policies and all relevant laws and regulations;

p.	oversight of the policies and processes for estimating and disclosing the corporation’s mineral reserves;

q.

corporate governance including the relationship of the board to management and shareholders, oversight of the corporate governance principles applicable to the corporation, and taking reasonable steps to ensure the corporation has appropriate structures and procedures in place to permit the board to effectively discharge its duties and responsibilities;

r.	calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

s.	recommendation of the auditors to be appointed at shareholders’ meetings, and filling a vacancy in the office of the auditor;

t.	issuance of securities of the corporation;

u.	declaration of dividends and establishment of the dividend policy for the corporation;

v.

approval of the annual audited financial statements and related management discussion and analysis, and the interim unaudited financial statements and related interim management discussion and analysis, management proxy circulars, takeover bid circulars, directors’ circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

w.	approval of the corporation’s sustainability or environmental, social and governance (ESG) report;

x.	adoption, amendment or repeal of bylaws of the corporation;

y.	review and approval of material transactions not in the ordinary course of business; and

z.

other corporate decisions required to be made by the board, or as may be reserved by the board, to be made by itself, from time to time and not otherwise delegated to a committee of the board of directors or to the management of the corporation.

2.

Subject to the provisions of applicable law and the bylaws of the corporation, the responsibilities of the board may be delegated, from time to time, to committees of the board on such terms as the board may consider appropriate.

ORGANIZATIONAL MATTERS

3.	The procedures governing the board shall be those in Parts 6 and 7 of the General Bylaws of the corporation.

4.	The board shall annually review and assess the adequacy of its mandate.

5.	The board shall participate in an annual performance evaluation.

6.	The board shall perform any other activities consistent with this mandate, the corporation’s governing laws, and regulations of stock exchanges, as the board deems necessary or appropriate.

2022 MANAGEMENT PROXY CIRCULAR    107

Appendix C

Stock option plan

We stopped granting stock options as part of executive compensation starting in 2020. Stock options were previously granted to vice-presidents and above to tie a portion of future compensation to the long-term performance of Cameco shares.

Outstanding stock options have an eight-year term, with one-third vesting each year starting on the first anniversary of the grant and give the holder the option to buy Cameco shares issued from treasury at the exercise price. The last tranche of outstanding stock option awards expires in 2027 (see page 95).

The stock option plan has a number of restrictions and the following kinds of changes must be approved by shareholders according to the terms of our stock option plan:

General

•

any change to the number of common shares that can be issued under the plan, including increasing the fixed maximum number of common shares, or changing from a fixed maximum number to a fixed maximum percentage of common shares

•	any change to extend the period after a trading blackout when options can be exercised

•	any change to extend the expiry date of an option unless it would otherwise expire during a trading blackout period

•	any change that requires shareholder approval under applicable law such as those described in the rules, regulations and policies of any stock exchange that we are listed on.

Exercise price

•

any change that would cause the exercise price of an option to be lower than the fair market value of the common shares at the time the option is granted. This does not include standard adjustment provisions relating to dividends or stock splits, recapitalizations, consolidations or other fundamental corporate changes, or provisions for the treatment of options if there is a change of control or other similar transaction that affects the powers of the board to make certain changes to the stock option plan

•

any other change that would cause the exercise or purchase price of an option to be lower (other than the standard adjustment provisions or if there is a change of control or other similar transaction as described in the item above). Cancelling an option and reissuing it at a lower price is considered a reduction in the exercise price.

Eligibility

•	any change that increases the number of categories of people who are eligible to receive options, if it could increase the participation of insiders

•	any change allowing options to be transferred other than by will or intestate succession.

Securities

•	adding deferred or restricted share units or other share awards that would not involve an actual cash payment

•	any change that allows adding a cashless exercise feature, unless it reduces the number of underlying shares in the stock option plan reserve.

108    CAMECO CORPORATION

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